Filed Pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933 Registration Statement No. 333-108171

GLB BANCORP, INC.

7001 Center Street

Mentor, Ohio 44060

(440) 974-0000

Dear Shareholder:

As you may know, the boards of directors of GLB Bancorp, Inc. and Sky Financial Group, Inc. have agreed on a merger of GLB Bancorp and Sky Financial, with Sky Financial surviving the merger. We are enthusiastic about the merger which will create a $12.9 billion financial services organization with over 260 financial centers serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. Your Board believes the proposed merger is in the best interests of GLB Bancorp and its shareholders and recommends that you vote for approval of the merger agreement.

Each of the GLB Bancorp shareholders will receive 0.74 of a Sky Financial common share in exchange for each GLB Bancorp common share they own, subject to certain adjustments. On September 8, 2003, the last practicable trading day for which information was available prior to the date of this document, the closing market price of Sky Financial common shares was $23.92 per share. Based upon that price, your GLB Bancorp common shares will be worth $17.70 per share.

The affirmative vote of the holders of a majority of the votes cast by the shareholders of GLB Bancorp entitled to vote at the GLB Bancorp special meeting is required to approve and adopt the merger agreement. GLB Bancorp officers, directors and affiliates own approximately 45.1% of the outstanding common stock of GLB Bancorp. Three of GLB Bancorp’s shareholders and their affiliates, who own approximately 33.5% of the outstanding common stock of GLB Bancorp, have agreed with Sky Financial to vote their respective shares in favor of the merger. Because a majority vote is required to approve the merger agreement, your Board believes that this transaction will likely occur.

The merger of Sky Financial and GLB Bancorp involves some risks. See “Risk Factors” beginning on page 13.

Whether or not you plan to attend the GLB Bancorp special shareholders’ meeting, please complete and mail the enclosed proxy card to us. Not voting will have the same effect as voting against the merger. I urge you to read carefully the accompanying proxy statement/prospectus, which contains a detailed description of the merger, the merger agreement and related matters.

Richard T. Flenner, Jr.

President and Chief Executive Officer

GLB Bancorp, Inc.

The securities to be issued under this proxy statement/prospectus are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/prospectus or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

This document is dated September 9, 2003 and is being first mailed to shareholders on or about  September 12, 2003.

GLB BANCORP, INC.

7001 Center Street

Mentor, Ohio 44060

(440) 974-0000

NOTICE OF SPECIAL MEETING

OF SHAREHOLDERS

To the Shareholders of GLB Bancorp, Inc.:

Notice is hereby given that a special meeting of the shareholders of GLB Bancorp, Inc. will be held on October 15, 2003 at 10:00 a.m., local time, at the Holiday Inn Express Hotel and Suites, LaMalfa Centre, 5783 Heisley Road, Mentor, Ohio, for the following purposes:

1.	To consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of July 15, 2003, by and between GLB Bancorp, Inc. and Sky Financial Group, Inc., pursuant to which GLB Bancorp will merge with and into Sky Financial. In the merger, each shareholder of GLB Bancorp will receive 0.74 of a Sky Financial common share per GLB Bancorp common share owned.

2.	To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is unaware of any other business to come before the special meeting.

Holders of record of GLB Bancorp common shares at the close of business on August 29, 2003, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the special shareholders’ meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you may also cast your vote in person at the special shareholders’ meeting.

By order of the Board of Directors of

GLB Bancorp, Inc.

Cheryl Jean Mihitsch

Corporate Secretary

Mentor, Ohio

September 9, 2003

i

(continued)

ii

SKY FINANCIAL AND GLB BANCORP INFORMATION

This document incorporates by reference important business and financial information that is not included nor delivered with it. You can request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling the appropriate party at the following address or telephone number:

W. Granger Souder, Jr.	Cheryl Jean Mihitsch
Corporate Secretary	Corporate Secretary
Sky Financial Group, Inc.	GLB Bancorp, Inc.
221 South Church Street	7001 Center Street
Bowling Green, Ohio 43402	Mentor, Ohio 44060
(419) 327-6300	(440) 974-0000

If you would like to request documents from either Sky Financial or GLB Bancorp, please do so by October 8, 2003 to receive the documents before the GLB Bancorp special meeting.

Sky Financial has supplied all information contained or incorporated by reference in this document relating to Sky Financial, and GLB Bancorp has supplied all such information relating to GLB Bancorp.

Unless the context requires otherwise, references to “we,” “us” or “our” refer collectively to Sky Financial and GLB Bancorp.

iii

QUESTIONS AND ANSWERS ABOUT THE SKY FINANCIAL/GLB BANCORP MERGER

Q:	Why are Sky Financial and GLB Bancorp proposing to merge?

A:	We believe that the merger of Sky Financial and GLB Bancorp is in the best interests of GLB Bancorp and its shareholders because the merger consideration reflects a significant premium over the prices at which GLB Bancorp’s common shares traded in the period immediately preceding the announcement of the merger, and because GLB Bancorp shareholders will gain liquidity by acquiring Sky Financial common shares in the merger. GLB Bancorp expects the merger to have a positive impact on GLB Bancorp’s business, employees, customers and community. Sky Financial believes the merger will benefit its shareholders because the merger will enhance Sky Financial’s capabilities to provide banking and financial services to its customers, strengthen the competitive position of the combined organization, generate cost savings, and will enhance other opportunities for Sky Financial.

Q:	What will I receive in the merger?

A:	As a result of the merger, each of your GLB Bancorp common shares will be converted into Sky Financial common shares at a rate of 0.74 of a Sky Financial common share for each GLB Bancorp common share. This rate may be adjusted by the parties to avoid termination of the merger agreement in either of two limited circumstances: a breach by GLB that is reasonably expected to have a material adverse effect on Sky Financial and cannot be cured or Sky Financial’s share price experiences a significant decline while underperforming an index of selected peer group stocks by more than 20%. In each case, the parties may mutually agree to adjust the merger consideration either to cure the breach or to compensate for the lower per share price. For additional information about these adjustments in lieu of termination, see page 43.

Q:	What do I need to do now?

A:	Just mail your signed and dated proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the meeting to vote on approving the merger. The GLB Bancorp special shareholders’ meeting will take place at 10:00 a.m. on October 15, 2003, at the Holiday Inn Express Hotel and Suites, LaMalfa Centre, 5783 Heisley Road, Mentor, Ohio. The GLB Bancorp Board recommends that you vote for the merger.

Q:	When should I send in my stock certificates?

A.	Please do not send in your stock certificates with your proxy card. Promptly after the effective time of the merger, Sky Financial’s exchange agent, The Bank of New York, will send you transmittal materials that you should use when surrendering your GLB Bancorp common share certificates to the exchange agent. After you surrender your GLB Bancorp common share certificate(s) for cancellation to the exchange agent, together with a completed letter of transmittal and any other documents the exchange agent reasonably requests, you will be entitled to receive that number of whole Sky Financial common shares that you have the right to receive under the merger agreement. You should not surrender your certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent. For additional information, see “The Merger Agreement—Surrender of Certificates” starting on page 37.

Q:	Is my vote needed to approve the merger?

A:	A majority of the votes cast by the shareholders entitled to vote at the GLB Bancorp special meeting must vote to approve the merger agreement for it to be adopted. A majority of the issued and outstanding GLB Bancorp common shares must be present at the meeting in person or by proxy for the vote approving the merger to be valid. Because shareholders owning 33.5% of the outstanding common stock have agreed with Sky Financial to vote their shares in favor of the merger, the GLB Bancorp Board believes this transaction will likely occur.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. Just send in a later-dated, signed proxy card before the meeting or attend the meeting in person and vote. You may send a new proxy card to the following address: 7001 Center Street, Mentor, Ohio 44060, Attention: Cheryl Jean Mihitsch, Corporate Secretary.

Q:	If I do not favor the merger, what are my rights?

A:	If you are a GLB Bancorp shareholder as of the August 29, 2003 record date and you do not vote in favor of the merger agreement, you will have the right under Section 1701.85 of the Ohio Revised Code to demand the fair cash value for your GLB Bancorp common shares. The right to make this demand is known as “dissenters’ rights.” To perfect your dissenters’ rights, you must deliver to GLB Bancorp a written demand for payment of the fair cash value of your GLB Bancorp common shares and otherwise comply strictly with all of the requirements of Ohio Revised Code Section 1701.85. You must state in your notice the amount that, in your opinion, is the fair cash value of your GLB Bancorp common shares. Your written demand must be delivered to GLB Bancorp not later than 10 days after the GLB Bancorp special meeting scheduled for October 15, 2003. For additional information on your dissenters’ rights, see “The Merger—Rights of Dissenting GLB Bancorp Shareholders” on page 36 and the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached to this document as Annex D.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker may vote your shares only if you provide instructions on how to vote. Please tell your broker how you would like him or her to vote your shares. If you do not tell your broker how to vote, your shares will not be voted by your broker.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as practicable. We hope to complete the merger in November 2003, assuming shareholder approval and all applicable governmental approvals have been received by that date and all conditions precedent to the merger have been satisfied or waived (to the extent waiver is permitted by applicable law).

SUMMARY

Because this is a summary, it does not contain all the information that may be important to you. You should carefully read this entire document and its annexes and all other documents to which this document refers before you decide how to vote. For a description of the documents to which this document refers, you should review “Where You Can Find More Information” beginning on page 75.

The Merger

The merger agreement, attached as Annex A to this document, is incorporated by reference into this proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.

What GLB Bancorp Shareholders Will Receive in the Merger (see page 37)

GLB Bancorp shareholders will receive 0.74 of a Sky Financial common share in exchange for each GLB Bancorp common share they own. We will not issue fractional shares. Instead, GLB Bancorp shareholders will receive a cash payment for any fractional shares based on the market value of the Sky Financial common shares at the time of the merger. Also, each Sky Financial common share issued in the merger will include an associated preferred share purchase right under Sky Financial’s existing shareholder rights plan that will not be evidenced by a separate certificate. The ratio may be adjusted in two limited circumstances, as described on page 43.

Sky Financial shareholders will continue to own their shares in Sky Financial and GLB Bancorp will merge with and into Sky Financial.

Dissenters’ Rights for GLB Bancorp Shareholders (see page 36)

Under Ohio law, if you do not vote in favor of the merger between GLB Bancorp and Sky Financial, you may demand that GLB Bancorp pay you the fair cash value for your shares. The right to make this demand is known as “dissenters’ rights.” GLB Bancorp shareholders exercising their dissenters’ right must comply strictly with the procedures specified in Sections 1701.84 and 1701.85 of the Ohio Revised Code. GLB Bancorp shareholders who want to exercise their dissenters’ rights must not vote in favor of the merger agreement at the GLB Bancorp special shareholders’ meeting and must send a written demand for payment for their GLB Bancorp common shares within 10 days after the GLB Bancorp special shareholders’ meeting. See “The Merger—Rights of Dissenting GLB Bancorp Shareholders” and the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached to this document as Annex D.

Cash Payment for GLB Bancorp Stock Options (see page 38)

Each outstanding option to purchase GLB Bancorp common shares will be terminated in exchange for a cash payment in an amount equal to the product of (a) the excess, if any, of (i) the average closing price of Sky Financial common shares at a designated time (as further described in the merger agreement) multiplied by 0.74 over (ii) the exercise price of the option and (b) the number of GLB Bancorp common shares subject to the option. GLB Bancorp has agreed to use its reasonable best efforts to obtain the written consent of each holder of a GLB Bancorp stock option to permit the termination of the stock option in exchange for the required cash payment.

Comparative Per Share Market Price Information (see page 9)

Sky Financial common shares are listed on the Nasdaq National Market System and GLB Bancorp common shares are listed on the Nasdaq Small Cap Market.

The following table presents trading information for the Sky Financial common shares and the GLB Bancorp common shares on July 15, 2003 and September 8, 2003. July 15, 2003 was the last full trading day prior to our announcement of the signing of the merger agreement. September 8, 2003 was the last practicable trading day for which information was available prior to the date of this document. You should read the information presented below in conjunction with the “Comparative Market Value Data” on page 9.

	Sky Financial	GLB Bancorp
July 15, 2003	$22.66	$12.75
September 8, 2003	$23.92	$17.15

Tax Free Transaction for GLB Bancorp Shareholders Receiving Sky Financial Common Shares (see pages 32-34)

We have structured the merger so that none of Sky Financial, GLB Bancorp or the GLB Bancorp shareholders who receive Sky Financial common shares in exchange for GLB Bancorp common shares in the merger will recognize any gain or loss for federal income tax purposes in the merger, except for (a) tax payable with respect to any cash received by GLB Bancorp shareholders in lieu of fractional shares and (b) taxable wage income (subject to withholding tax) for those employees who hold GLB Bancorp stock options that will be terminated at the time of the merger.

Dividend Policy (see page 36)

Under the merger agreement, GLB Bancorp is not allowed to declare, pay or set aside for payment any dividend to GLB Bancorp shareholders in an amount exceeding the per share amount declared and paid in the most recent quarterly cash dividend prior to consummation of the merger agreement. Following completion of the merger, former GLB Bancorp shareholders receiving Sky Financial common shares as part of the merger consideration will receive, as Sky Financial shareholders, dividends declared by Sky Financial on its common shares.

Opinion of GLB Bancorp’s Financial Advisor (see pages 25-31)

The GLB Bancorp Board received the opinion from its financial advisor, Donnelly, Penman, French, Haggarty & Co., as to the fairness from a financial point of view of the consideration under the merger agreement.

The opinion from Donnelly, Penman, French, Haggarty & Co. stated that as of the date of that opinion, the merger consideration set forth in the merger agreement was fair from a financial point of view to the GLB Bancorp shareholders. For its financial advisory services provided to GLB Bancorp, Donnelly, Penman, French, Haggarty & Co. will be paid a fee equal to $50,000.

The full text of this fairness opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the reviews undertaken, is attached as Annex B to this document. We encourage you to read this opinion in its entirety.

What Will Happen to Sky Financial and GLB Bancorp at the Time of the Merger? (see page 37)

At the time of the merger, GLB Bancorp will merge with and into Sky Financial, with Sky Financial surviving the merger. We anticipate that, on or before December 31, 2003, there will be a merger of Great Lakes Bank, a wholly-owned subsidiary of GLB Bancorp, and Sky Bank, Sky Financial’s commercial banking affiliate. The merged bank will continue to exist as an Ohio banking corporation and as a wholly-owned subsidiary of Sky Financial.

Ownership of Sky Financial Following the Merger

As a result of the merger, we estimate that GLB Bancorp shareholders will own approximately 2% of the outstanding Sky Financial common shares.

Board of Directors and Management of Sky Financial Following the Merger (see page 31)

We expect that the current Sky Financial management will remain in place. Sky Financial will select one representative from GLB Bancorp to serve on Sky Financial’s Regional Board of the Greater Cleveland Region, subject to the approval of the GLB Bancorp Board.

Interests of GLB Bancorp’s Executive Officers and Directors in the Merger (see pages 31-32)

In considering the recommendation of the GLB Bancorp Board to vote in favor of the merger, you should be aware that two executive officers of GLB Bancorp (one of whom is also a director of GLB Bancorp) have change of control agreements that provide for severance payments under certain circumstances if they cease to be employed by Sky Financial, as the successor of GLB Bancorp, following the merger. In these circumstances, one executive would receive a payment of $290,000 and the other would receive a payment of $75,000. In addition, each of the directors of GLB Bancorp owns a small number of options to purchase GLB Bancorp common shares that will be cashed out, along with all other outstanding GLB Bancorp stock options, at the time of the merger. Furthermore, certain directors of GLB Bancorp, or their affiliates, have interests that may be affected by the merger, either as borrowers from Great Lakes Bank or as lessors of branch locations of Great Lakes Bank. The GLB Bancorp Board was aware of these interests of their executive officers and directors and considered them, among other things, in approving the merger agreement and the related transactions. Please refer to pages 31-32 for more information about these change of control agreements and the conversion of these stock options.

Also, following the merger, Sky Financial will purchase directors’ and officers’ liability insurance for the directors and officers of GLB Bancorp for a period of three years after the merger, and Sky Financial will indemnify the directors and officers of GLB Bancorp for some events occurring before the merger, including some events that are related to the merger agreement.

Conditions to the Merger (see pages 38-40)

The completion of the merger depends upon satisfying a number of conditions, including the following, some of which may be waived:

•	accuracy of the representations and warranties made in the merger agreement;

•	performance of obligations by Sky Financial and GLB Bancorp under the merger agreement;

•	approval and adoption of the merger agreement by GLB Bancorp shareholders;

•	receipt of required governmental approvals and expiration or termination of all applicable statutory waiting periods relating to the merger;

•	absence of any injunction or other order by any court or other governmental entity that would prohibit or prevent the merger;

•	effectiveness of the registration statement filed with the Securities and Exchange Commission relating to the issuance of Sky Financial common shares in the merger; and

•	receipt of all required permits and other authorizations under state securities laws necessary to complete the transactions contemplated by the merger.

Termination of the Merger Agreement (see page 43)

We can mutually agree to terminate the merger agreement before we complete the merger.

In addition, either GLB Bancorp or Sky Financial can terminate the merger agreement under the circumstances described on page 43. One of the circumstances under which GLB Bancorp may terminate the merger agreement is if the average closing price of Sky Financial common shares over a specified period is less than $17.80 per share, and Sky Financial common shares have underperformed an index of selected peer group stocks by more than 20% over the same period, unless Sky Financial offers to issue additional Sky Financial common shares to compensate for the lower share value and GLB Bancorp accepts the offer of additional Sky Financial common shares. Details about this termination provision are described on page 43.

Termination Fee (see pages 43-44)

GLB Bancorp will pay to Sky Financial a termination fee of $1,250,000 if the merger agreement is terminated upon the occurrence of specified events. Generally, GLB Bancorp would have to pay the termination fee if a third party makes an acquisition proposal with respect to GLB Bancorp after the date of the merger agreement and then:

•	the merger agreement is terminated either by (a) Sky Financial or GLB Bancorp because the GLB Bancorp shareholders fail to adopt the merger agreement, or by (b) Sky Financial because of a breach by GLB Bancorp of one or more of the covenants or agreements contained in the merger agreement that individually or together would have a material adverse effect on GLB Bancorp or its ability to consummate the merger, and within 18 months of terminating the merger agreement pursuant to item (a) or (b) above, GLB Bancorp enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction; or

•	after receiving the acquisition proposal, the GLB Bancorp Board does not take action to convene the special meeting of shareholders and recommend that GLB Bancorp shareholders adopt the merger agreement, and within 18 months after such receipt, GLB Bancorp enters into an acquisition agreement with a third party.

Regulatory Matters (see page 35)

Sky Financial has filed the applications necessary to obtain approval for the merger from the Federal Reserve Board and to obtain approval for the subsidiary bank merger from the Federal Reserve Board and the Ohio Department of Commerce, Division of Financial Institutions. Prior to completing the merger, all waiting periods imposed by any governmental entity must have expired.

Accounting Treatment (see page 34)

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America.

Vote Required (see pages 16-17)

A majority of the votes cast by the shareholders entitled to vote at the GLB Bancorp special meeting must vote to approve the merger agreement for it to be adopted. A majority of the issued and outstanding GLB Bancorp common shares must be present at the meeting in person or by proxy for the vote approving the merger to be valid.

As of August 29, 2003, directors and executive officers of GLB Bancorp and their respective affiliates beneficially owned an aggregate of 1,059,918 GLB Bancorp common shares, including stock options, amounting to 45.1% of the issued and outstanding GLB Bancorp common shares. Pursuant to the terms of the voting agreement between Sky Financial and each of the following shareholders, Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne (which is attached to this document as Annex C), the GLB Bancorp shareholders have agreed to vote 785,636 GLB Bancorp common shares (the number of shares they owned on the date of execution of the voting agreement, which represents approximately 33.5% of the issued and outstanding GLB Bancorp common shares as of August 29, 2003) as follows:

•	in favor of the merger and the merger agreement; and

•	against any proposal for any recapitalization, merger, sale of assets or other business combination between GLB Bancorp and any person or entity other than Sky Financial, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GLB Bancorp under the merger agreement, or that would result in any of the conditions to the obligations of GLB Bancorp under the merger agreement not being fulfilled.

Accordingly, the GLB Bancorp Board believes this transaction will likely occur. The voting agreement and obligations of the signatories under the voting agreement terminate contemporaneously with the completion of the merger or the termination of the merger agreement. See “The GLB Bancorp Special Meeting of Shareholders—Voting Agreement” beginning on page 17. The text of the voting agreement is attached to this document as Annex C.

Listing of Sky Financial Common Shares (see page 35)

Sky Financial will list the Sky Financial common shares to be issued in the merger on the Nasdaq National Market System under the trading symbol “SKYF.”

Comparison of Certain Rights of Shareholders (see pages 65-72)

The rights of holders of Sky Financial common shares are currently governed by Ohio law and Sky Financial’s articles of incorporation and code of regulations. The rights of holders of GLB Bancorp common shares also are governed by Ohio law and by GLB Bancorp’s articles of incorporation and code of regulations. When the merger is completed, holders of GLB Bancorp common shares will become holders of Sky Financial common shares.

See pages 65 through 72 to learn more about the similarities and material differences between the rights of holders of Sky Financial common shares and the rights of holders of GLB Bancorp common shares.

The Companies

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

Sky Financial is a diversified financial services holding company headquartered in Bowling Green, Ohio. Sky Financial’s commercial banking affiliate is Sky Bank, which maintains its principal place of business in Salineville, Ohio.

At June 30, 2003, Sky Financial had total consolidated assets of approximately $12.7 billion and total shareholders’ equity of approximately $915 million. For the six months ended June 30, 2003, Sky Financial’s return on average total assets was 1.36% and its return on average common shareholders’ equity was 18.09%.

On April 30, 2003, Sky Financial completed its acquisition of Metropolitan Financial Corp. and its wholly-owned subsidiary, Metropolitan Bank and Trust Company. The acquisition provided Sky Financial with an additional $1.3 billion in assets and 24 full-service offices in the greater Cleveland market. These assets are reflected in Sky Financial’s second quarter financial statements.

Sky Financial common shares are traded on the Nasdaq National Market System under the trading symbol “SKYF.”

GLB Bancorp, Inc.

7001 Center Street

Mentor, Ohio 44060

(440) 974-0000

GLB Bancorp is a one-bank holding company headquartered in Mentor, Ohio. GLB Bancorp’s commercial banking affiliate is Great Lakes Bank, which maintains its principal place of business in Mentor, Ohio.

At June 30, 2003, GLB Bancorp had total consolidated assets of approximately $207 million and total shareholders’ equity of approximately $30 million. For the six months ended June 30, 2003, GLB Bancorp’s annualized return on average assets was 0.84% and its annualized return on average equity was 5.76%.

GLB Bancorp common shares are traded on the Nasdaq Small Cap Market under the trading symbol “GLBK.”

Our Reasons for the Merger

The GLB Bancorp Board believes the merger of Sky Financial and GLB Bancorp is in the best interests of GLB Bancorp and its shareholders because the merger consideration reflects a significant premium over the prices at which GLB Bancorp’s common shares traded in the period immediately preceding the announcement of the merger, and because GLB Bancorp shareholders will gain liquidity by acquiring Sky Financial common shares in the merger. The GLB Bancorp Board also expects the merger to have a positive impact on GLB Bancorp’s business, employees, customers and community. Sky Financial believes the merger will benefit its shareholders because the merger will enhance Sky Financial’s capabilities to provide banking and financial services to its customers, strengthen the competitive position of the combined organization, generate cost savings, and will enhance other opportunities for Sky Financial. The combined organization will be able to serve its customers through over 260 financial centers serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. To review our reasons for the merger in detail, as well as how we came to agree on the merger, see pages 18 through 31.

Recommendation of the GLB Bancorp Board

The GLB Bancorp Board believes that the merger is in your best interests and recommends that you vote for the proposal to approve and adopt the merger agreement.

Special Meeting

The GLB Bancorp Special Meeting of Shareholders (see pages 15-17)

If you are a GLB Bancorp shareholder, you are entitled to vote at the special meeting if you owned GLB Bancorp common shares as of the close of business on August 29, 2003. As of August 29, 2003, a total of 2,347,925 votes were eligible to be cast at the GLB Bancorp special meeting. At the special meeting, the shareholders will consider and vote upon a proposal to approve and adopt the merger agreement. The special meeting will be held at 10:00 a.m. on October 15, 2003, at the Holiday Inn Express Hotel and Suites, LaMalfa Centre, 5783 Heisley Road, Mentor, Ohio.

The affirmative vote of the holders of a majority of the votes cast by the shareholders of GLB Bancorp entitled to vote at the special meeting is required to approve and adopt the merger agreement. The holders of approximately 33.5% of GLB Bancorp’s outstanding common shares as of August 29, 2003, have previously agreed with Sky Financial to vote their respective shares in favor of the merger and the approval of the merger agreement. See “The GLB Bancorp Special Meeting of Shareholders—Voting Agreement” on page 17.

Comparative Market Value Data

Sky Financial common shares began trading on the Nasdaq National Market System under the trading symbol “CICS” as of June 1, 1993, when Sky Financial was known as Citizens Bancshares, Inc. On October 2, 1998, in connection with the merger of Citizens Bancshares, Inc. and Mid Am, Inc. and pursuant to a name change from Citizens Bancshares, Inc. to Sky Financial Group, Inc., the Nasdaq National Market System trading symbol for Sky Financial common shares was changed to “SKYF.”

GLB Bancorp common shares began trading on the Nasdaq Small Cap Market under the trading symbol “GLBK” on March 20, 1998, when GLB Bancorp completed its initial public offering of common shares.

The information presented in the following table reflects the last reported sale prices for Sky Financial and GLB Bancorp on July 15, 2003, the last trading day preceding our public announcement of the merger and on September 8, 2003, the last practicable trading day for which information was available prior to the date of this document. No assurance can be given as to what the market price of Sky Financial common shares will be if and when the merger is consummated. We have calculated the equivalent per share basis by multiplying the last reported sale price of Sky Financial common shares on the dates indicated by the exchange ratio of 0.74.

Sky Financial Group, Inc. and GLB Bancorp, Inc.

Comparative Market Value

	Sky Financial	GLB Bancorp	GLB Bancorp Equivalent Per Share Basis
July 15, 2003	$22.66	$12.75	$16.77
September 8, 2003	$23.92	$17.15	$17.70

Comparison of Certain Unaudited Per Share Data

The following table presents historical per share data and pro forma combined per share data of Sky Financial and GLB Bancorp. The equivalent pro forma information was obtained by multiplying the related pro forma combined amounts for Sky Financial by the share exchange rate of 0.74. You should read this information together with our historical and pro forma financial statements incorporated by reference or included in this document. The comparative per share data does not include any expenses that we expect to incur in connection with completing the merger and integrating the operations of Sky Financial and GLB Bancorp. While the pro forma information is helpful in showing the financial characteristics of Sky Financial after Sky Financial’s and GLB Bancorp’s merger under one set of assumptions, it does not attempt to predict or suggest future results.

The information in the following table is based on the historical financial information that Sky Financial and GLB Bancorp have presented in the reports and other information that Sky Financial and GLB Bancorp have filed with the Securities and Exchange Commission. Sky Financial has incorporated this material into this document by reference and GLB Bancorp has presented this material in this document on pages F-1 through F-29. See “Incorporation by Reference” on page 74 and “Where You Can Find More Information” on pages 75-76.

Sky Financial Group, Inc.

GLB Bancorp, Inc.

Historical and Pro Forma Comparative Per Share Data

(Unaudited)

	Year ended December 31, 2002	Six months ended June 30, 2003
Net Income (Loss) Per Common Share:
Historical
Sky Financial
Basic	$1.53	$0.84
Diluted	1.52	0.83
GLB Bancorp
Basic	0.49	0.36
Diluted	0.49	0.36
Pro forma combined Sky Financial and GLB Bancorp
Basic	1.51	0.83
Diluted	1.50	0.82
Equivalent amount of GLB Bancorp (A)
Basic	1.12	0.61
Diluted	1.11	0.61
Dividends Per Common Share:
Historical
Sky Financial	0.77	0.40
GLB Bancorp	0.00	0.11
Equivalent amount of GLB Bancorp (A) (B)	0.57	0.30
Book Value Per Common Share at Period End:
Historical
Sky Financial	9.56	10.16
GLB Bancorp	12.37	12.76
Pro forma combined Sky Financial and GLB Bancorp	9.82	10.43
Equivalent amount of GLB Bancorp (A)	7.27	7.72

(A)	The equivalent pro forma per share data for GLB Bancorp is computed by multiplying pro forma combined Sky Financial and GLB Bancorp information by 0.74, the share exchange rate.
(B)	The equivalent pro forma cash dividends per common share represent the historical cash dividends per common share declared by Sky Financial and assume no change will occur.

Selected Financial Data of Sky Financial (Historical)

The following table sets forth selected consolidated historical financial data of Sky Financial and has been derived from its consolidated financial statements. The information is only a summary and you should read it together with Sky Financial consolidated historical financial statements and related notes contained in the annual reports and other information that Sky Financial has filed with the Securities and Exchange Commission. See “Incorporation by Reference” on page 74 and “Where You Can Find More Information” on pages 75-76.

	For the year ended December 31,					For the six months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands, except per share and ratio data)
Income Statement Data:
Interest income	$575,695	$573,595	$626,015	$642,376	$625,906	$306,017	$325,270
Interest expense	285,912	269,950	322,219	316,779	264,221	134,688	123,279

Net interest income	289,783	303,645	303,796	325,597	361,685	171,329	201,991
Provision for credit losses	31,992	20,712	22,250	34,635	43,577	18,765	20,758

Net interest income after provision for credit losses	257,791	282,933	281,546	290,962	318,108	152,564	181,233
Non-interest income	124,550	124,342	121,958	126,240	149,881	68,019	87,931
Non-interest expense	306,567	302,497	235,407	237,220	276,814	129,979	157,926

Income before income taxes	75,774	104,778	168,097	179,982	191,175	90,604	111,238
Income taxes	23,811	33,596	53,724	59,319	63,368	29,768	37,659

Net income	$51,963	$71,182	$114,373	$120,663	$127,807	$60,836	$73,579

Net income available to common shareholders	$51,963	$71,182	$114,373	$120,663	$127,807	$60,836	$73,579

Per Share Data (A):
Basic net income	$0.61	$0.83	$1.35	$1.46	$1.53	$0.74	$0.84
Diluted net income	0.60	0.82	1.35	1.45	1.52	0.73	0.83
Cash dividends declared	0.54	0.70	0.72	0.74	0.77	0.38	0.40
Book value at period end	7.13	6.61	7.31	7.92	9.56	8.51	10.16
Weighted average shares outstanding–Basic	85,759,000	85,938,000	84,604,000	82,449,000	83,439,000	82,343,000	88,064,000
Weighted average shares outstanding–Diluted	86,897,000	86,774,000	84,967,000	83,028,000	84,096,000	83,144,000	88,632,000
Balance Sheet Data (period end):
Total assets	$8,033,266	$8,063,756	$8,386,802	$9,220,228	$11,013,943	$9,728,347	$12,727,061
Securities available for sale	2,126,833	1,868,839	1,846,517	1,996,843	2,247,181	2,188,340	2,551,690
Securities held to maturity	23,910	—	—	—	—	—	—
Loans held for sale	96,221	9,006	13,984	85,474	69,333	11,648	110,326
Loans, net of unearned income	5,110,827	5,477,494	5,916,098	6,473,989	7,885,521	6,859,283	9,062,864
Allowance for credit losses	80,748	86,750	93,261	103,523	121,372	108,065	140,965
Deposits	6,006,912	5,758,691	5,891,932	6,542,177	7,615,420	6,868,235	8,708,335
Debt and FHLB advances	665,906	964,557	1,042,044	1,204,145	1,600,750	1,153,887	1,952,957
Total shareholders’ equity	611,713	566,331	609,690	648,444	832,433	699,343	915,010
Significant Financial Ratios (B):
Return on average assets	0.68%	0.91%	1.41%	1.39%	1.29%	1.44%	1.36%
Return on average shareholders’ equity	8.14	11.60	19.78	19.11	17.67	19.52	18.09
Dividend payout ratio	86.95	78.98	53.66	50.61	50.43	51.57	48.21
Net interest margin, fully-taxable equivalent	4.16	4.28	4.12	4.04	3.93	3.95	3.79
Average loans to average deposits	85.99	90.58	98.06	100.71	99.38	96.55	102.81
Average equity to average assets	8.33	7.83	7.15	7.28	7.31	7.23	7.38
Allowance for credit losses to period-end loans	1.58	1.58	1.58	1.60	1.54	1.58	1.56
Allowance for credit losses to total non-performing loans	517.75	445.10	434.58	303.55	173.25	177.98	160.08
Non-performing loans to period-end loans	0.31	0.36	0.36	0.53	0.89	0.89	0.97
Net charge-offs to average loans	0.36	0.28	0.28	0.39	0.47	0.43	0.40

(A)	Per share data has been restated to reflect the ten percent stock dividends declared and paid in 2000, 1999 and 1998, the two-for-one stock split declared on May 12, 1998 and acquisitions accounted for as poolings-of-interests.
(B)	Six months ended June 30 ratios have been annualized where necessary.

Selected Financial Data of GLB Bancorp (Historical)

The following table sets forth selected consolidated historical data of GLB Bancorp and has been derived from its consolidated financial statements. The information is only a summary, and you should read it together with GLB Bancorp consolidated historical financial statements and related notes contained in the annual reports and other information that GLB Bancorp has filed with the Securities and Exchange Commission. See “Where You Can Find More Information” on pages 75-76.

	For the year ended December 31,					For the six months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands, except per share and ratio data)
Income Statement Data:
Interest income	$5,844	$7,560	$9,121	$10,168	$10,165	$4,997	$5,211
Interest expense	2,439	2,939	3,353	4,373	3,514	1,748	1,532

Net interest income	3,405	4,621	5,768	5,795	6,651	3,249	3,679
Provision for credit losses	120	151	367	320	275	150	150

Net interest income after provision for credit losses	3,285	4,470	5,401	5,475	6,376	3,099	3,529
Non-interest income	682	650	842	892	1,103	511	940
Non-interest expense	2,922	3,963	4,485	6,007	5,791	2,765	3,234

Income before income taxes	1,045	1,157	1,758	360	1,688	845	1,235
Income taxes	373	446	619	435	545	273	381

Net income (loss)	$672	$711	$1,139	$(75)	$1,143	$572	$854

Net income (loss) available to common Shareholders	$672	$711	$1,139	$(75)	$1,143	$572	$854

Per Share Data (A):
Basic Net Income (loss)	$0.40	$0.30	$0.49	$(0.03)	$0.49	$0.24	$0.36
Diluted Net income (loss)	0.40	0.30	0.49	(0.03)	0.49	0.24	0.36
Cash dividends declared	—	—	—	—	—	—	0.11
Book value at period end	10.83	10.92	11.41	11.59	12.37	12.04	12.76
Weighted averages shares outstanding–Basic	1,690,503	2,347,297	2,347,297	2,347,343	2,347,925	2,347,925	2,347,925
Weighted averages shares outstanding–Diluted	1,690,717	2,348,741	2,348,127	2,349,978	2,353,559	2,353,484	2,357,731
Balance Sheet Data (period end):
Total assets	$103,868	$119,074	$130,516	$165,871	$193,217	$176,128	$206,713
Securities available for sale	2,803	3,732	3,791	3,636	4,679	4,372	4,751
Securities held to maturity	2,007	2,000	1,989	2,000	2,521	2,539	3,888
Loans held for sale	—	—	—	—	—	—	—
Loans, net of unearned income	60,330	87,413	105,955	111,150	136,881	121,333	144,908
Allowance for credit losses	482	625	893	1,197	1,454	1,340	1,527
Deposits	68,655	82,145	90,304	127,221	154,823	138,833	175,620
Debt and FHLB advances	9,000	10,500	12,544	10,644	8,144	8,144	—
Total shareholders’ equity	25,432	25,629	26,791	27,210	29,035	28,261	29,957
Significant Ratios (B):
Return on average assets	0.79%	0.65%	0.93%	(0.05%)	0.65%	0.67%	0.84%
Return on average shareholders’ equity	3.76	2.78	4.34	(0.28)	4.15	4.19	5.76
Dividend payout ratio	0.00	0.00	0.00	0.00	0.00	0.00	30.56
Net interest margin, fully-taxable equivalent	4.37	4.54	5.07	4.10	4.03	4.09	3.89
Average loans to average deposits	117.11	123.43	140.28	118.25	105.69	108.51	98.06
Average equity to average assets	21.07	23.21	21.32	17.65	15.59	16.11	14.65
Allowance for credit losses to period-end loans	0.80	0.72	0.84	1.08	1.06	1.09	1.04
Allowance for credit losses to total non-performing loans	1016.04	979.05	235.48	1226.29	120.42	323.60	96.18
Non-performing loans to period-end loans	0.08	0.07	0.36	0.09	0.88	0.34	1.08
Net charge-offs to average loans	0.07	0.01	0.10	0.01	0.01	0.01	0.05

(A)	Per share data has been restated to reflect the 2-for-1 stock split that occurred on March 17, 1998 and the ten percent stock split that was declared and paid in 2002.
(B)	Six months ended June 30 ratios have been annualized where necessary.

RISK FACTORS

In addition to other information in this document or incorporated in this document by reference, you should consider carefully the following factors before making a decision on the merger.

Since the market price of Sky Financial common shares varies, GLB Bancorp shareholders cannot be sure of the market value of the Sky Financial common shares they will receive in the merger.

At the time the merger is completed, each GLB Bancorp common share will be converted into the right to receive 0.74 of a Sky Financial common share. Except in two limited circumstances described on page 43, this exchange ratio will not be adjusted in the event of any increase or decrease in the price of the Sky Financial common shares or the GLB Bancorp common shares. As a result, the value of the Sky Financial common shares received by GLB Bancorp shareholders in the merger will vary with fluctuations in the value of the Sky Financial common shares.

Broad market fluctuations could adversely affect the market price of Sky Financial’s common shares. If the market price of Sky Financial’s common shares decreases, the value of the Sky Financial common shares you would receive in the merger would decrease.

Sky Financial’s dividend may be reduced due to an adverse change in policy or adverse changes in financial condition.

Sky Financial’s earnings and financial condition have allowed for periodic sizable dividend distributions to its shareholders. Sky Financial’s historically advantageous dividend policy was a key factor in the approval of the merger by the GLB Bancorp Board. There can be no assurance that Sky Financial’s dividend policy or size of dividend distribution will continue after the merger.

Sky Financial may not be able to achieve the expected integration and cost savings from its ongoing bank acquisition activities.

Sky Financial has a long history of acquiring financial institutions and expects this acquisition activity to continue in the future. Accordingly, difficulties may arise in the integration of the business and operations of the financial institutions that agree to merge with and into Sky Financial and its affiliates and, as a result, Sky Financial may not be able to achieve the cost savings and synergies that we expect will result from the merger activities. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of the banking businesses of Sky Financial and the financial institutions, and the conversion of the acquired entity’s core operating systems, data systems and products to those of Sky Financial and the standardization of business practices. Complications or difficulties in the conversion of the core operating systems, data systems and products of these other banks to those of Sky Financial may result in the loss of customers, damage to Sky Financial’s reputation within the financial services industry, operational problems, one-time costs currently not anticipated by Sky Financial or reduced cost savings resulting from the merger activities.

Officers and directors of GLB Bancorp may have interests in the merger that may create potential conflicts of interest due to severance and other agreements providing for payments to them.

When considering the recommendations of the GLB Bancorp Board, you should be aware that two executive officers of GLB Bancorp (one of whom is also a director of GLB Bancorp) have change of control agreements that provide for severance payments under certain circumstances if they cease to be employed by Sky Financial, as the successor to GLB Bancorp, following the merger. In these circumstances, one executive would receive a payment of $290,000 and the other would receive a payment of $75,000. In addition, each of the directors of GLB Bancorp owns a small number of options to purchase GLB Bancorp common shares that will be cashed out, along with all other outstanding GLB Bancorp stock options, at the time of the merger. Furthermore, certain directors of GLB Bancorp, or their affiliates, have interests that may be affected by the merger, either as borrowers from Great Lakes Bank or as lessors of branch locations of Great Lakes Bank. These interests may create potential conflicts of interest, and these persons may have conflicts of interest with respect to the merger. Our boards of directors were aware of these possible conflicts of interest of GLB Bancorp’s directors and officers when they approved the merger. See “The Merger—Interests of GLB Bancorp’s Executive Officers and Directors in the Merger” beginning on page 31.

In contrast to GLB Bancorp’s organizational documents, Sky Financial’s organizational documents may have the effect of discouraging a third party from making an acquisition of Sky Financial by means of a tender offer, proxy contest or otherwise.

The amended and restated articles of incorporation and code of regulations, as amended, of Sky Financial, contain provisions that could make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Sky Financial Board. See “Comparison of Certain Rights of Shareholders” beginning on page 65.

Additionally, the Sky Financial Board has declared a dividend of one preferred share purchase right for each share of Sky Financial common stock outstanding pursuant to a shareholder rights plan. This right also will be attached to each share of Sky Financial common stock subsequently issued, including the shares of Sky Financial common stock to be issued to GLB Bancorp shareholders in exchange for the GLB Bancorp common shares in the merger. If triggered, the shareholder rights plan would cause substantial dilution to a person or group of persons that acquires more than 10% of Sky Financial’s outstanding common stock on terms not approved by the Sky Financial Board. This shareholder rights plan could discourage or make more difficult a merger, tender offer or other similar transaction with Sky Financial. See “Comparison of Certain Rights of Shareholders” beginning on page 65.

THE GLB BANCORP SPECIAL MEETING OF SHAREHOLDERS

Purpose of the GLB Bancorp Special Meeting

We are providing this document to GLB Bancorp shareholders as part of the GLB Bancorp Board’s solicitation of proxies for the special meeting of GLB Bancorp shareholders to be held on October 15, 2003 at 10:00 a.m., local time, at the Holiday Inn Express Hotel and Suites, LaMalfa Centre, 5783 Heisley Road, Mentor, Ohio, including any adjournments or reschedulings of that special meeting. This document and the accompanying proxy card are first being mailed to GLB Bancorp shareholders on or about September 12, 2003. At the GLB Bancorp special meeting, GLB Bancorp shareholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and to approve the related transactions. The GLB Bancorp Board is unaware of any other business to be transacted at the GLB Bancorp special meeting. The GLB Bancorp Board is soliciting the enclosed proxy.

Sky Financial also is sending this document to GLB Bancorp shareholders as a prospectus in connection with the issuance of Sky Financial common shares in exchange for GLB Bancorp common shares in the merger.

The GLB Bancorp Board has approved the merger agreement and the related transactions and recommends a vote for approval and adoption of the merger agreement.

Record Date; Voting Rights; Proxies

The GLB Bancorp Board has fixed the close of business on August 29, 2003 as the record date for determining GLB Bancorp shareholders entitled to notice of and to vote at the GLB Bancorp special meeting. Only holders of GLB Bancorp common shares who are holders at the close of business on the record date will be entitled to notice of and to vote at the GLB Bancorp special meeting.

As of August 29, 2003, there were 2,347,925 GLB Bancorp common shares issued and outstanding, each of which entitles the holder thereof to one vote. GLB Bancorp shareholders may vote either in person or by proxy. GLB Bancorp common shares held in the treasury of GLB Bancorp or its subsidiary do not have voting rights.

All GLB Bancorp common shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If your shares are represented by more than one properly executed proxy, then:

•	the vote cast by the majority of the proxies that attend the special meeting, or if only one proxy attends the special meeting then that one, may exercise all the voting authority at the meeting; and if one or more attend the special meeting and a majority do not agree on any particular issue, each proxy so attending will be entitled to exercise that authority with respect to an equal number of shares; and

•	with respect to exercising any other authority, a majority of the proxies may act for all proxies.

If your proxy card is signed and returned but does not show how you want to vote, your GLB Bancorp common shares will be voted for approval and adoption of the merger agreement.

If you give the proxy we are soliciting, you may revoke it at any time before it is exercised by giving written notice to the Corporate Secretary of GLB Bancorp, by signing and returning a later-dated proxy or by voting in person at the GLB Bancorp special meeting. You should note that just attending the GLB Bancorp special meeting without voting in person will not revoke an otherwise valid proxy.

Inspectors of election appointed for the meeting will tabulate votes cast in person or by proxy at the GLB Bancorp special meeting and will determine whether or not a quorum is present. The inspectors of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to some shares to vote on a particular matter, those shares will be considered as present for purposes of determining whether a quorum exists but not entitled to vote with respect to that matter.

Solicitation of Proxies

GLB Bancorp will bear its own cost of solicitation of proxies, except that GLB Bancorp and Sky Financial have agreed to share equally all printing and mailing expenses in connection with this document. In addition to solicitation by mail, directors, officers and employees of GLB Bancorp may solicit proxies personally or by telephone, facsimile transmission or otherwise. These directors, officers and employees will not be additionally compensated for their solicitation efforts but may be reimbursed for out-of-pocket expenses incurred in connection with these efforts. GLB Bancorp will reimburse brokerage houses, fiduciaries, nominees and others for their reasonable out-of-pocket expenses incurred in forwarding proxy materials to beneficial owners of shares held in their names.

GLB Bancorp shareholders should not send certificates representing GLB Bancorp common shares with their proxy cards. See “The Merger Agreement—Surrender of Certificates” on pages 37-38 for information on how to surrender your stock certificates.

Quorum

To have a quorum at the GLB Bancorp special meeting, we must have the holders of a majority of the GLB Bancorp common shares outstanding on the record date entitled to vote present either in person or by properly executed proxy. GLB Bancorp common shares that are marked “abstain” will be counted as shares present for the purposes of determining the presence of a quorum.

Required Vote

Under Ohio law and GLB Bancorp’s articles of incorporation and code of regulations, shareholder approval and adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by the shareholders entitled to vote at the GLB Bancorp special meeting. For any such vote to be valid, a quorum must be present at the GLB Bancorp special meeting. If fewer GLB Bancorp common shares are present in person or by proxy than necessary to constitute a quorum, we expect to adjourn or postpone the GLB Bancorp special meeting to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the GLB Bancorp special meeting, all proxies obtained before the adjournment or postponement will be voted in the same manner the proxies would have been voted at the original convening of the GLB Bancorp special meeting, except for any proxies that have been effectively revoked or withdrawn, even if they were effectively voted on the same or any other matter at a previous meeting.

As of August 29, 2003, directors and executive officers of GLB Bancorp and their respective affiliates beneficially owned an aggregate of 1,059,918 GLB Bancorp common shares, including stock options, amounting to 45.1% as of the record date. On July 15, 2003, Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne, entered into a voting agreement with Sky Financial (attached as Annex C and more fully described below) in which they agreed to vote 785,636 GLB Bancorp common shares (the number of shares they beneficially owned, excluding stock options, on the date of execution of the voting agreement), representing approximately 33.5% of GLB Bancorp’s outstanding common shares as of August 29, 2003, in favor of the merger and the adoption of the merger agreement. Accordingly, the GLB Bancorp Board believes this transaction will likely occur.

A properly executed proxy marked “abstain” will not be voted on the approval and adoption of the merger agreement but will count toward determining whether a quorum is present. Brokers who hold GLB Bancorp common shares in “street name” for the beneficial owners of such shares cannot vote these shares on the approval and adoption of the merger agreement without specific instructions from the beneficial owners. Because approval and adoption of the merger agreement requires the affirmative vote of a majority of the votes cast on such matter, an abstention or, if your shares are held in “street name,” your failure to instruct your broker how to vote, will have no effect in determining whether the merger agreement will be approved and adopted, except in determining whether a quorum is present at the meeting.

The matters to be considered at the GLB Bancorp special meeting are of great importance to the shareholders of GLB Bancorp. Therefore, we urge you to read and consider carefully the information in this document. We also urge you to complete, date, sign and return promptly the enclosed proxy card using the enclosed postage-paid envelope.

Voting Agreement

To induce Sky Financial to enter into the merger agreement and to help ensure that the approval of GLB Bancorp’s shareholders required in connection with the merger would be obtained, Sky Financial and Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne entered into a voting agreement.

The voting agreement is attached as Annex C to this document, and we encourage you to read the voting agreement in its entirety. The summary of the voting agreement below is not complete and is qualified in its entirety by reference to the voting agreement attached to and incorporated by reference in this document.

Pursuant to the terms of the voting agreement, Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne, have agreed to vote 785,636 GLB Bancorp common shares (the number of shares they beneficially owned, excluding stock options, on the date of execution of the voting agreement):

•	in favor of the merger and the merger agreement, and

•	against any proposal for any recapitalization, merger, sale of assets or other business combination between GLB Bancorp and any person or entity other than Sky Financial, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GLB Bancorp under the merger agreement or that would result in any of the conditions to the obligations of GLB Bancorp under the merger agreement not being fulfilled. The voting agreement and obligations of each of these shareholders under the voting agreement terminate contemporaneously with the completion of the merger or the termination of the merger agreement.

THE MERGER

The following summary of the material terms of the merger is not complete and is qualified in its entirety by reference to the merger agreement that is set forth in Annex A, attached to and incorporated by reference in this document. We urge all shareholders to read the merger agreement in its entirety.

Background of Merger Discussions

At its regularly scheduled meetings on January 21, 2003 and February 18, 2003, the GLB Bancorp Board held discussions on its corporate objectives. In those meetings, the GLB Bancorp Board analyzed GLB Bancorp’s strengths and weaknesses and discussed whether it would be in the best interest of the shareholders, employees and customers of GLB Bancorp and the community served by GLB Bancorp to remain independent, seek smaller financial institutions or individual bank branches for acquisition or seek a merger partner. In addition, the members of the GLB Bancorp Board discussed likely acquirors of GLB Bancorp among regional financial institutions and bank holding companies.

Following the January 21, 2003 meeting, several members of the GLB Bancorp Board began contacting and meeting with representatives of other regional financial institutions and bank holding companies to determine whether these companies would be interested in acquiring GLB Bancorp. In all, the members of the GLB Bancorp Board contacted six potential acquirors, three of which indicated that they had no interest in acquiring GLB Bancorp, and one potential acquiror contacted GLB Bancorp. The potential acquirors that were interested in pursuing discussions subsequently entered into confidentiality agreements with GLB Bancorp.

On February 7, 2003, representatives of GLB Bancorp met with one potential acquiror, referred to as “Bank X,” to discuss whether Bank X would have any interest in merging with GLB Bancorp. No terms were discussed at that meeting but the GLB Bancorp representatives emphasized that an all stock transaction would be viewed favorably by the GLB Bancorp Board. Subsequent to that meeting, GLB Bancorp provided preliminary due diligence materials to Bank X.

On February 24, 2003, Bank X submitted a written preliminary indication of interest letter to the GLB Bancorp Board. The proposal provided that Bank X would purchase GLB Bancorp through a transaction structured with the consideration payable half in cash and half in Bank X common stock. The valuation of GLB Bancorp represented by this expression of interest was approximately $14.00 per share.

In February 2003, representatives of GLB Bancorp had discussions with another potential acquiror, referred to as “Bank Y,” regarding Bank Y’s potential interest in merging with GLB Bancorp. No terms were discussed. However, as with Bank X, representatives of GLB Bancorp indicated that an all stock transaction was preferred. GLB Bancorp also provided preliminary due diligence materials to Bank Y. On March 7, 2003, Bank Y presented an indication of interest letter to the GLB Bancorp Board. The proposal from Bank Y provided that it would purchase GLB Bancorp in an all cash transaction, paying the shareholders of GLB Bancorp $15 per share. The letter indicated that Bank Y was open to a higher price and open to discussing whether stock could be included as part of the consideration, in any case subject to further due diligence by Bank Y.

In February 2003, representatives of GLB Bancorp had preliminary conversations with Marty E. Adams, Chairman, President and CEO of Sky Financial Group, Inc., to determine whether Sky Financial would be interested in merging with GLB Bancorp. The parties agreed to meet to further discuss a potential transaction.

In March 2003, representatives of Bank X, in telephone conversations with legal counsel and other representatives of GLB Bancorp, indicated that Bank X was prepared to conduct due diligence and potentially increase the amount of its offer, but that Bank X was not interested in pursuing a transaction if GLB Bancorp was going to engage in a formal auction process for the sale of GLB Bancorp.

On March 13, 2003, representatives of GLB Bancorp met with Mr. Adams. At that time, Mr. Adams indicated that while Sky Financial was interested in pursuing a transaction with GLB Bancorp, it had other current business priorities, including the completion of the transaction with Metropolitan Financial Corp.

On March 18, 2003, the GLB Bancorp Board met in a regularly scheduled meeting to discuss the expressions of interest from Bank X and Bank Y. The GLB Bancorp Board decided that a more formal review of current and prospective offers was necessary, and created a special committee to:

•	analyze and determine whether any offer to purchase, exchange or dispose of all or substantially all of the capital stock of GLB Bancorp was in the best interests of GLB Bancorp and its shareholders;

•	monitor and negotiate, for and on behalf of GLB Bancorp, any agreement or agreements relating to a sale transaction; and

•	report and recommend to the Board whether any such sale transaction and the final terms of any such transaction were in the best interests of GLB Bancorp and its shareholders.

On March 25, 2003, the GLB Bancorp special committee held a special meeting by teleconference to review the then-existing offers, discuss other potential acquirors who could be interested in a potential transaction and consider the best manner in which to facilitate negotiations. The GLB Bancorp special committee directed legal counsel for GLB Bancorp to work with the officers of GLB Bancorp to establish an off-site data room to facilitate due diligence by any interested bidder, provided that prior to conducting due diligence each bidder had signed a confidentiality agreement and submitted an indication of interest, in form and substance satisfactory to the GLB Bancorp special committee and legal counsel.

Also, on March 25, 2003, legal counsel for GLB Bancorp contacted the financial advisor for “Bank Z,” which through the financial advisor indicated that it was interested in pursuing a transaction with GLB Bancorp.

On March 27, 2003, legal counsel for GLB Bancorp sent a letter to legal counsel for Bank Y stating that due diligence material would be available for review by Bank Y and reiterating the GLB Bancorp Board’s preference for an all stock transaction. The letter also asked Bank Y to consider an increase in the offered price.

On April 4, 2003, GLB Bancorp’s legal counsel received a letter from Bank Y’s legal counsel stating that Bank Y had appointed a special committee to oversee and manage negotiations with GLB Bancorp. The letter further proposed that GLB Bancorp agree to a 60-day exclusivity period during which neither party would solicit, pursue or consummate an acquisition transaction with any other entity. In subsequent discussions, through its legal counsel, GLB Bancorp indicated that it would not agree to sign an exclusivity agreement.

In April and May 2003, representatives of GLB Bancorp and its legal counsel continued discussions with representatives of Bank X, Bank Y and its legal counsel and financial advisors and Bank Z and its financial advisors. During this time, GLB Bancorp also prepared additional due diligence materials for review.

From April 28, 2003 through May 2, 2003, Bank Y and its financial advisors conducted its due diligence review of GLB Bancorp.

From May 20, 2003 through May 22, 2003, Bank X conducted its due diligence review of GLB Bancorp.

On May 27, 2003, Richard M. Osborne, the Vice Chairman of the Board and a director of GLB Bancorp and member of the GLB Bancorp special committee, met with Mr. Adams to discuss the potential for an acquisition of GLB Bancorp by Sky Financial. They did not discuss terms during this meeting.

On June 5, 2003, in a letter to the GLB Bancorp Board, Bank X increased its offer to a fixed price of $38.1 million or $15.78 per share. In this proposal, 50% of the consideration would be payable in cash and 50% in Bank X common stock. The proposal indicated that if more stock was included, the price would decrease. This offer was conditioned on:

•	the elimination of GLB Bancorp’s corporate, operational and back-office functions and anticipated severance arrangements for employees who would not be employed by the acquiring company;

•	receiving three year non-competition agreements from GLB Bancorp’s directors and material shareholders and their agreement for the same period of time not to vote any of their shares in opposition to any proposal recommended by the board of directors of Bank X or to otherwise influence other Bank X shareholders to vote their shares in opposition to the board of directors or management of Bank X, and not to acquire any additional shares of Bank X other than those received as consideration pursuant to the merger; and

•	receiving on-going business referrals from GLB Bancorp’s directors and material shareholders.

In subsequent conversations with GLB Bancorp’s legal counsel, representatives of Bank X indicated that the $15.78 offer price per share would be its highest and best price.

From June 7, 2003 through June 9, 2003, Sky Financial conducted its due diligence review of GLB Bancorp.

On June 9, 2003, Bank Z delivered an indication of interest letter to GLB Bancorp’s legal counsel. The proposal from Bank Z provided that Bank Z would purchase GLB Bancorp for approximately $18.00 per share with the consideration payable as 45% cash and 55% Bank Z stock. The proposal was subject to due diligence.

On June 12, 2003, the GLB Bancorp special committee held a special meeting by teleconference to discuss the indication of interest from Bank Z, as well as the status of the pending proposals from Bank X and Bank Y. The GLB Bancorp special committee determined that it was not sufficiently familiar with Bank Z and that further investigation of Bank Z would be required. The GLB Bancorp special committee assigned one of its members to learn more about Bank Z and report back to the GLB Bancorp special committee. Pending that investigation, GLB Bancorp permitted Bank Z to begin its due diligence review.

After reviewing Bank X’s revised offer, the GLB Bancorp special committee determined that the offered price was still too low to be acceptable, particularly because the consideration offered included only 50% stock. However, the GLB Bancorp special committee determined it would not formally reject Bank X’s offer, or any other pending offer, until the GLB Bancorp special committee completed its evaluations and negotiations and completed its own due diligence reviews of the potential acquirors. Further, since Sky Financial had now conducted due diligence, the GLB Bancorp special committee determined that it would be in GLB Bancorp’s best interest to explore whether Sky Financial was interested in pursuing a transaction.

On June 23, 2003, representatives of Bank Z and its financial advisors conducted its due diligence investigation of GLB Bancorp. Following completion of the due diligence, representatives of Bank Z informed GLB Bancorp and its legal counsel that it was not interested in further discussing a transaction with GLB Bancorp.

On June 27, 2003, in a letter to the GLB Bancorp Board, Bank Y decreased its offer price from $15 per share to $14.25 per share, with all of the consideration payable in cash. The offer letter proposed a breakup fee of $1.5 million, and outlined the following conditions to the consummation of the acquisition:

•	increasing GLB Bancorp loan loss reserve levels to the level required by Bank Y’s internal policy;

•	modifying several GLB Bancorp branch leases to include termination provisions;

•	requiring GLB Bancorp to purchase additional insurance coverage;

•	requiring GLB Bancorp to amend its third party data processing contract; and

•	other customary closing conditions, including execution of voting agreements by the directors of GLB Bancorp.

In early July 2003, legal counsel for GLB Bancorp had telephone conversations with the financial advisors to Bank Y and telephone conversations with representatives of Bank X to advise them that their proposed offer prices were too low.

On July 3, 2003, Mr. Richard Osborne, Mr. Adams and legal counsel for GLB Bancorp met and had preliminary discussions about the possibility of a strategic business combination involving Sky Financial and GLB Bancorp. Mr. Adams orally proposed an exchange ratio of 0.736 shares of a share of a Sky Financial common stock for each tendered share of GLB Bancorp common stock. In the oral proposal, Sky Financial also proposed to pay cash for all outstanding GLB Bancorp options. Mr. Richard Osborne and Mr. Adams determined to further discuss this proposal with, in Mr. Richard Osborne’s case, the GLB Bancorp special committee, and, in Mr. Adams’s case, the Sky Financial Board. Assuming the respective parties approved the transaction, Mr. Richard Osborne and Mr. Adams agreed to direct their respective companies’ legal counsel to draft and negotiate a definitive agreement.

On July 8, 2003, representatives of Bank X indicated in a meeting with legal counsel for GLB Bancorp that it was considering raising its proposal to a fixed price of $18.00 per share. The form of consideration was not discussed.

On July 8, 2003, the GLB Bancorp special committee held a special meeting by teleconference to discuss the status of the pending proposals from Bank X, Bank Y and Sky Financial. The GLB Bancorp special committee discussed in detail the Sky Financial offer and the possible additional bid by Bank X. The GLB Bancorp special committee concluded that because this was potentially the third time that Bank X had changed its bid, after already stating it had reached its maximum bid price, there was no assurance that Bank X would bid at all and, if it did, whether Bank X would be prepared to close. The GLB Bancorp special committee further discussed the advantages of an all-stock transaction compared to a part stock and part cash transaction. The GLB Bancorp special committee directed legal counsel to GLB Bancorp to continue discussions with Sky Financial, proceed to negotiate a draft merger agreement with Sky Financial if one was presented by Sky Financial and determined to wait to further discuss any potential bid by Bank X until it was presented in writing. The GLB Bancorp special committee determined not to proceed any further with Bank Y since its last bid of $14.25 per share was significantly below Sky Financial’s offer price and the consideration was all in the form of cash.

On July 10, 2003, Sky Financial held a special meeting of its Board of Directors. The Sky Financial Board had general discussions regarding the potential acquisition of GLB Bancorp, GLB Bancorp’s market area, Sky Financial’s capacity to pay and earnings prospects of the proposed acquisition, and approved the transaction.

Also on July 10, 2003, in a letter to the GLB Bancorp Board, Bank X increased its fixed-price offer from $38.1 million to $44.1 million, or from $15.78 to $18.28 per share, while maintaining the other significant terms and conditions of its June 5, 2003 offer. The proposal maintained the payment of 50% stock and 50% cash, but indicated that the shareholders of GLB Bancorp would be given the opportunity to indicate a preference for cash or stock and that such preferences would be honored up to the limitations of the 50% stock and 50% cash proposal. In addition, Bank X proposed that Richard T. Flenner, Jr., President and CEO of GLB Bancorp, receive a two-year employment agreement with Bank X, with compensation equal to his current salary plus the average annual cash bonus earned by him from 2000 through 2002, and that Mr. Richard Osborne be added to the board of directors of Bank X, subject to the concurrence of the board of directors of Bank X and its nominating committee.

On July 11, 2003, a representative of GLB Bancorp contacted Donnelly, Penman, French, Haggarty & Co. to discuss the existing offers and the possibility of GLB Bancorp engaging the firm to provide a fairness opinion with respect to a potential acquisition of GLB Bancorp by Sky Financial.

On July 12, 2003, legal counsel for GLB Bancorp and Sky Financial commenced negotiations of the terms of the merger agreement.

On July 14, 2003, a representative of Bank Y contacted GLB Bancorp’s legal counsel to discuss Bank Y’s outstanding offer. During this conversation, GLB Bancorp’s legal counsel reiterated that the GLB Bancorp special committee did not view Bank Y’s existing offer as being competitive because its offer price was too low and the consideration was all cash.

On July 14, 2003, legal counsel for GLB Bancorp conducted a due diligence review of Sky Financial.

Also on July 14, 2003, Sky Financial presented an indication of interest letter to the GLB Bancorp special committee. In this letter, Sky Financial proposed that GLB Bancorp would merge with and into Sky Financial in a stock-for-stock transaction. In connection with the merger, Sky Financial proposed that the shareholders of GLB Bancorp would receive 0.736 of a share of Sky Financial common stock for each tendered share of GLB Bancorp common stock, representing an offer of approximately $16.49 per share, based on the closing price of Sky Financial’s common stock of $22.41 per share on July 11, 2003.

The GLB Bancorp special committee held a special meeting on July 14, 2003 to discuss all pending offers, primarily concentrating on the Sky Financial offer and the revised Bank X offer. The GLB Bancorp special committee carefully examined all the terms of the proposed offers.

During the course of the meeting, the GLB Bancorp special committee concluded it would be in the best interests of the shareholders of GLB Bancorp to negotiate an increase in the offer price proposed by Sky Financial. In a telephone conversation with members of the GLB Bancorp special committee, legal counsel for GLB Bancorp and Mr. Adams, Sky Financial increased the proposed exchange ratio to 0.740 of a share of Sky Financial common stock for each tendered share of GLB Bancorp common stock, representing an offer of approximately $16.84 per share, based on the closing price of Sky Financial’s common stock of $22.75 per share on July 14, 2003. The increased exchange ratio was subsequently ratified by the Sky Financial Board.

Legal counsel for GLB Bancorp reviewed in detail the terms of the draft merger agreement and voting agreement with Sky Financial and responded to questions from the members of the GLB Bancorp special committee. The GLB Bancorp special committee concluded, and directed legal counsel to prepare a report to the GLB Bancorp Board, as follows:

•	Form of Merger Consideration: While the Bank X proposal had the highest valuation, it was structured so that 50% of the merger consideration paid had to be in the form of cash. As a result, any GLB Bancorp shareholders who were required to take a portion of their merger consideration in cash would be subject to capital gains taxation on the cash portion of that consideration. By contrast, the structure of the Sky Financial proposal would not subject the shareholders to such taxation, as the merger consideration would consist solely of stock (which GLB Bancorp had expressed a strong preference for in its discussions with potential acquirors).

•	Non-competition Restriction on Directors and Material Shareholders: The Bank X proposal called for GLB Bancorp’s directors and material shareholders to agree to refrain from competition with Bank X (other than through such businesses as they are already involved with) for a period of three years after the merger transaction. The Sky Financial proposal contained no such requirement.

•	Other Post-merger Restrictions on Directors and Material Shareholders: The Bank X proposal placed significant restrictions on the voting and control rights held by directors and material shareholders of GLB Bancorp following the merger. These directors and shareholders would not be permitted to vote in opposition to the Bank X board of directors or to otherwise influence other Bank X shareholders to vote their shares in opposition to the board of directors or management of Bank X. These directors and material shareholders would also have to refrain from acquiring additional shares of Bank X other than those received as consideration pursuant to the merger. No such restrictions were included in the Sky Financial proposal.

•	Expectation of Business Referrals: The Bank X proposal emphasized the importance of the referral of a significant volume of commercial, consumer and wealth management business to Bank X by the directors and material shareholders of GLB Bancorp on an ongoing basis after the merger. There was no such reference to an expectation of referral business in the proposal from Sky Financial.

•	Liquidity: Sky Financial’s larger market capitalization provided a more active and liquid market than that of Bank X, enabling its shareholders to more readily trade their shares.

•	Employees: Sky Financial’s proposal indicated that each GLB Bancorp employee would have the opportunity to remain employed by Sky Financial, whereas Bank X’s proposal indicated it intended to significantly consolidate GLB Bancorp’s operations. The Bank X and Sky Financial proposals both indicated that they would pay severance to any GLB Bancorp employees that were no longer employed after the merger. However, Sky Financial’s proposal included giving credit to employees for prior service at GLB Bancorp for purposes of Sky Financial’s employee benefit plans.

•	Community: The proposed transaction with Sky Financial would likely be better for the community served by GLB Bancorp because of Sky Financial’s commitment to retain and grow operations in the Lake County, Ohio area and because Sky Financial’s proposal included putting a representative of GLB Bancorp on Sky Financial’s Regional Board of the Greater Cleveland Region.

•	Ability to Close: The GLB Bancorp special committee believed that the chances of closing the proposed transaction with Sky Financial were better given Sky Financial’s long history of successful mergers and the uncertainties associated with Bank X, which had presented three alternative bids, including its last bid after previously indicating it had reached its maximum price.

•	Recommendation to the GLB Bancorp Board: On the basis of the foregoing factors, the GLB Bancorp special committee concluded that acceptance of Sky Financial’s acquisition proposal was in the best interests of GLB Bancorp and its shareholders, employees and community and recommended that the GLB Bancorp Board approve the proposed merger agreement with Sky Financial.

During the course of negotiations, GLB Bancorp prepared nonpublic estimates reflecting management’s views as to the possible future performance of GLB Bancorp and furnished these estimates to Sky Financial, the other potential acquirers and GLB Bancorp’s financial advisor. These estimates were based on assumptions relating to the interest rate environment, loan portfolio growth, asset growth and deposit growth which management believed to be reasonable at the time. The belief of GLB Bancorp’s management as to the reasonableness of its estimates and of the assumptions underlying the estimates is based upon the use of industry data, management’s history of operations of GLB Bancorp and the significant time and resources management devoted to developing such estimates.

The estimates were not prepared with a view to public disclosure or compliance with published guidelines established by the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections. They are mentioned in this document solely because the parties furnished it to each other and to GLB Bancorp’s financial advisor during the merger negotiations. Neither party’s independent auditors assume any responsibility for the accuracy of the information. In addition, because the estimates are inherently subject to significant economic and competitive uncertainties and contingencies beyond each company’s control, there can be no assurance that the estimates will be realized. Actual results may be higher or lower than those estimated. Neither party’s auditor nor any other independent accountant has compiled, examined or performed any procedures with respect to the estimates, nor have they expressed any opinion or any other form of assurance on the information or its achievability, and assume no responsibility for, and disclaim any association with, the foregoing prospective financial information.

GLB Bancorp Board Approval and Recommendation

On July 15, 2003, the GLB Bancorp Board held a regularly scheduled meeting during which it considered the various indications of interest and proposals to acquire GLB Bancorp. At the meeting, the GLB Bancorp special committee presented its report and recommendation to the GLB Bancorp Board and answered questions concerning the pending acquisition proposals. Following these discussions, Mr. Adams of Sky Financial was invited into the GLB Bancorp Board meeting to make a presentation to the GLB Bancorp Board concerning Sky Financial and its acquisition proposal. After this presentation, and without Mr. Adams present, legal counsel to GLB Bancorp discussed at length the proposed merger agreement and voting agreement with Sky Financial for the GLB Bancorp Board and responded to questions from members of the GLB Bancorp Board regarding the two agreements. GLB Bancorp’s legal counsel also summarized his discussions with Donnelly, Penman, French, Haggarty & Co. regarding the timing and requirements for preparing its fairness opinion.

The GLB Bancorp Board resolved that it was in the best interests of GLB Bancorp and its shareholders that GLB Bancorp accept the offer to merge with and into Sky Financial on substantially the same terms and conditions as described in the offer letter from Sky Financial and the report of the GLB Bancorp special committee, by a vote of nine directors in favor, one abstaining and one against.

Jerome T. Osborne, Sr., the director who voted against the merger, resigned his position as a director and an officer of GLB Bancorp and its subsidiary, Great Lakes Bank, effective September 5, 2003. Jerome Osborne was the Chairman of the Board of GLB Bancorp. In a letter addressed to the GLB Bancorp Board, Jerome Osborne stated that his resignation was prompted by his disagreement with the decisions of GLB Bancorp Board to approve the proposed merger of GLB Bancorp with Sky Financial and to recommend approval of the merger by the shareholders of GLB Bancorp. He also asserted that he believes the GLB Bancorp Board abandoned the original vision of GLB Bancorp as a financial institution with a community focus and a substantial community ownership base. He further indicated that, as a director, he voted against the merger with Sky Financial because he does not believe the GLB Bancorp Board received adequate information regarding, or adequately considered, the community impact or value of alternative proposals to acquire GLB Bancorp. As an example, he stated that he believed the transaction proposed by Bank X would have provided substantially greater value to the shareholders of GLB Bancorp.

In its approval of the merger with Sky Financial, the GLB Bancorp Board specifically approved or authorized the following:

•	the proposed merger and merger agreement with Sky Financial, subject to receipt of a fairness opinion;

•	the proposed voting agreement between Sky Financial and certain material shareholders of GLB Bancorp; and

•	the engagement of Donnelly Penman French Haggarty & Co. to provide an opinion with respect to the fairness to GLB Bancorp’s shareholders, from a financial point of view, of the exchange ratio proposed by Sky Financial.

The GLB Bancorp Board also recommended that GLB Bancorp shareholders vote for the merger with Sky Financial. The GLB Bancorp Board concluded that the terms of the merger agreement are fair and in the best interests of GLB Bancorp and its shareholders, its employees and its community and that the terms of the merger agreement were reached on the basis of arm’s-length negotiations between GLB Bancorp and Sky Financial. In reaching its determination to approve the merger, the GLB Bancorp Board relied on the report of the GLB Bancorp special committee and considered a number of factors from both short-term and long-term perspectives, including the following:

•	the value to be received by GLB Bancorp’s shareholders pursuant to the merger agreement in relation to the historical trading prices of GLB Bancorp common shares;

•	the merger consideration reflected a significant premium over the values at which GLB Bancorp’s common shares had traded in the period immediately preceding the announcement of the merger;

•	the GLB Bancorp Board’s belief that the receipt of Sky Financial common shares in the merger would generally permit GLB Bancorp shareholders who receive Sky Financial common shares to defer any federal income tax liability associated with the increase in the value of their GLB Bancorp common shares as a result of the merger;

•	the GLB Bancorp Board’s belief that GLB Bancorp’s shareholders would gain liquidity by acquiring Sky Financial common shares in the merger;

•	the GLB Bancorp Board’s familiarity with and review of GLB Bancorp’s business, financial condition, results of operations and prospects, including its potential growth and profitability and the associated business risks;

•	information concerning the business, financial condition, results of operations and prospects of Sky Financial, including the recent performance of Sky Financial common shares, historical financial data of Sky Financial, and the future prospects for Sky Financial common shares following the merger;

•	the expected impact of the merger on GLB Bancorp’s business, employees, customers and community;

•	the compatibility of the respective businesses and management philosophies of GLB Bancorp and Sky Financial;

•	the expectation that Sky Financial would not only continue to provide quality service to the customers and communities served by GLB Bancorp, but would be able to expand those services by offering its comprehensive line of products;

•	the absence of any non-competition or other restrictions by Sky Financial on the activities of GLB Bancorp’s directors and material shareholders following the merger;

•	the absence of any requirement on the part of the directors and material shareholders of GLB Bancorp to direct business to Sky Financial following the merger; and

•	the GLB Bancorp Board’s belief that merging with Sky Financial would be preferable to continuing to remain independent.

The foregoing discussion of the information and factors considered by the GLB Bancorp Board is not intended to be exhaustive but includes all material factors considered by the GLB Bancorp Board. The GLB Bancorp Board considered a number of factors that, taken in totality, led to its determination that the merger with Sky Financial is in the best interests of GLB Bancorp and its shareholders, customers and communities served. In reaching its determinations to approve and recommend the merger agreement, the GLB Bancorp Board did not assign relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

Fairness Opinion of Donnelly, Penman, French, Haggarty & Co.

GLB Bancorp retained Donnelly, Penman, French, Haggarty & Co. (“Donnelly Penman”) to act as GLB Bancorp’s financial advisor in connection with the merger and related matters based upon its qualifications, expertise and reputation, as well as its familiarity with GLB Bancorp. Donnelly Penman is a recognized investment banking and advisory firm. As a part of its investment banking and advisory business, Donnelly Penman is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The GLB Bancorp Board reviewed the qualifications of several financial advisors before selecting Donnelly Penman. Although each candidate was reputable and had considerable expertise, the GLB Bancorp Board felt that the level of Donnelly Penman’s familiarity with GLB Bancorp management, shareholders, and business objectives, derived from past engagements, was unattainable by any other candidate.

At the July 15, 2003 special meeting of the GLB Bancorp Board, the GLB Bancorp Board conditioned its approval of the merger upon receipt of an opinion dated as of the date of the merger agreement stating that the terms of the merger are fair to GLB Bancorp’s shareholders from a financial point of view. No limitations were imposed by GLB Bancorp on the scope of Donnelly Penman’s investigation or on the procedures followed by Donnelly Penman in rendering its opinion. On July 25, 2003, via a conference call, Donnelly Penman rendered its oral opinion to the GLB Bancorp Board that, as of the date of the merger agreement, the merger consideration described in the merger agreement was fair to the shareholders of GLB Bancorp from a financial point of view. Donnelly Penman later confirmed its oral opinion with a written opinion dated as of July 25, 2003.

The full text of the opinion of Donnelly Penman, which sets forth, among other things, assumptions made, procedures followed, matters considered and limits on the review undertaken by Donnelly Penman, is attached as Annex B to this proxy statement/prospectus. Holders of GLB Bancorp common stock are urged to read the opinion in its entirety. Donnelly Penman was not requested to and did not solicit or analyze other offers for GLB Bancorp. In reaching its opinion, Donnelly Penman did not address GLB Bancorp’s underlying business decision to proceed with the merger or the relative merits of the merger compared to any alternative transaction that might have been available to GLB Bancorp. Donnelly Penman’s opinion is directed only to the merger consideration described in the merger agreement and does not constitute a recommendation to any GLB Bancorp shareholder as to how such shareholder should vote at the GLB special shareholder meeting. The summary set forth in this proxy statement/  prospectus of the opinion of Donnelly Penman is qualified in its entirety by reference to the full text of its opinion attached to this document as Annex B.

In arriving at its opinion, Donnelly Penman engaged in discussions with members of the management of each of GLB Bancorp and Sky Financial concerning the historical and current business operations, financial conditions and prospects of GLB Bancorp and Sky Financial and reviewed:

•	the merger agreement;

•	certain publicly-available information for GLB Bancorp and Sky Financial, including each of the Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2000, 2001 and 2002 and the quarterly reports on Form 10-Q for the quarter ended March 31, 2003;

•	the June 30, 2003 earnings releases for both GLB Bancorp and Sky Financial;

•	certain information, including financial forecasts, relating to earnings, assets, liabilities and prospects of GLB Bancorp furnished by senior management of GLB Bancorp;

•	the amount and timing of the cost savings and other synergies expected to result from the merger furnished by senior management of GLB Bancorp and Sky Financial;

•	the current consensus earnings estimates for Sky Financial for fiscal 2003 and 2004, as well as guidance as to expected earnings growth rates beyond 2004 deemed reasonable by Sky Financial senior management;

•	internal management estimates of GLB Bancorp as to the future financial performance of GLB Bancorp;

•	the financial condition of GLB Bancorp and Sky Financial compared to the financial conditions of certain other financial institutions that Donnelly Penman deemed comparable;

•	the financial terms of the merger compared to the financial terms of selected other business combinations that Donnelly Penman deemed comparable;

•	various valuation analyses Donnelly Penman performed including a discounted cash flow analysis and analyses of comparable companies; and

•	such other information, financial studies, analyses and investigations and such other factors that Donnelly Penman deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, as contemplated under the terms of its engagement by GLB Bancorp, Donnelly Penman, with the consent of GLB Bancorp, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by GLB Bancorp or Sky Financial or upon publicly-available information. Donnelly Penman did not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. Donnelly Penman further relied upon the assurance of management of GLB Bancorp that they were unaware of any facts that would make the information provided or available to GLB Bancorp incomplete or misleading in any respect. Donnelly Penman did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of GLB Bancorp or Sky Financial, nor was Donnelly Penman furnished with such materials. Donnelly Penman did not review any individual credit files of GLB Bancorp or Sky Financial and assumed, without independent verification, that the aggregate allowances for credit losses for GLB Bancorp and Sky Financial were adequate to cover such losses. Donnelly Penman’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and evaluated by Donnelly Penman on the date of its opinion. Donnelly Penman does not have any obligation to update its opinion, unless requested by GLB Bancorp in writing to do so, and Donnelly Penman expressly disclaimed any responsibility to do so in the absence of any written request by GLB Bancorp.

In connection with rendering its opinion to the GLB Bancorp Board, Donnelly Penman performed a variety of financial analyses, which are summarized below. Donnelly Penman believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying Donnelly Penman’s opinion. Donnelly Penman arrived at its opinion based on the results of all the analyses it undertook assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a fairness opinion is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description. With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to GLB Bancorp or Sky Financial, and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the relevant financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned.

The financial forecast information and cost savings and other synergies expected to result from the merger furnished by management of GLB Bancorp and Sky Financial contained in or underlying Donnelly Penman’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. In that regard, Donnelly Penman assumed, with GLB Bancorp’s consent, that the financial forecasts, including the cost savings and other synergies expected to result from the merger, were reasonably prepared on a basis reflecting the best currently available judgments of GLB Bancorp and Sky Financial, and that such forecasts will be realized in the amounts and at the times that they contemplate. The estimates contained in Donnelly Penman’s analyses and the range of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by those analyses. Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. None of the analyses performed by Donnelly Penman was assigned a greater significance by Donnelly Penman than any other.

The following is a brief summary of the analyses performed by Donnelly Penman in connection with its oral opinion delivered to the GLB Bancorp Board on July 25, 2003, which Donnelly Penman confirmed in writing on July 25, 2003:

Summary Analysis of the Transaction

Donnelly Penman noted that the exchange ratio of 0.74 shares of Sky stock for each share of GLB Bancorp represented an equivalent value of $16.77 per GLB Bancorp share as of the close of business on July 15, 2003. This value represented 1.31 times GLB Bancorp book value ($12.76 per share), 1.33 times tangible book value ($12.57 per share) and 1.62 times “adjusted” book value per share. To adjust book value, Donnelly Penman assumed a normalized tangible equity to tangible assets ratio of 8.0% based on consultation with GLB Bancorp senior management. Donnelly Penman determined the excess equity to be $14.2 million and consequently reduced both the aggregate consideration and GLB Bancorp’s shareholders equity of $30.0 million as of June 30, 2003 by this excess amount to calculate the “adjusted” price to book ratio of 1.62 times. The equivalent value of $16.77 represented 27.49 times the latest twelve months earnings per share of GLB Bancorp, through June 30, 2003, and the total consideration of $39.8 million represented 22.66% of total deposits, 19.25% of total assets and an excess of the purchase price over shareholders equity, or premium, equal to 7.53% of core deposits, represented by total deposits less certificates of deposit.

Analysis of Comparable Merger Transactions

Donnelly Penman analyzed regional bank and thrift acquisition transactions announced since January 1, 2000 in which each selling bank or thrift was located in Illinois, Indiana, Michigan or Ohio. This analysis also showed that the merger consideration described in the merger agreement represents a multiple of:

•	1.31 times GLB Bancorp’s reported book value per share, compared to a high multiple of 3.37 times, a low multiple of 0.74 times, a mean multiple of 1.66 times and a median multiple of 1.54 times;

•	1.33 times GLB Bancorp’s tangible book value per share, compared to a high multiple of 3.37 times, a low multiple of 0.74 times, a mean multiple of 1.75 times and a median multiple of 1.58 times;

•	27.49 times GLB Bancorp’s latest 12 months fully diluted earnings per share, compared to a high multiple of 58.67 times, a low multiple of 8.21 times, a mean multiple of 21.82 times and a median multiple of 18.73 times;

•	19.25% of GLB Bancorp’s total assets, compared to a high multiple of 33.87%, a low multiple of 4.38%, a mean multiple of 16.18% and a median multiple of 15.20%; and

•	22.66% of GLB Bancorp’s total deposits, compared to a high multiple of 49.09%, a low multiple of 4.95%, a mean multiple of 20.48% and a median multiple of 19.05%.

Donnelly Penman recognized that no transaction reviewed among these regional transactions was identical to the merger and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

Donnelly Penman analyzed national bank and thrift acquisition transactions announced since January 1, 2000 in which each selling bank or thrift had both a tangible equity to tangible assets ratio greater than 12.00% and a return on average equity less than 6.00%. This analysis also showed that the merger consideration described in the merger agreement represents a multiple of:

•	1.31 times GLB Bancorp’s reported book value per share, compared to a high multiple of 2.15 times, a low multiple of 0.74 times, a mean multiple of 1.27 times and a median multiple of 1.23 times;

•	1.33 times GLB Bancorp’s tangible book value per share, compared to a high multiple of 2.15 times, a low multiple of 0.74 times, a mean multiple of 1.27 times and a median multiple of 1.23 times;

•	27.49 times GLB Bancorp’s latest 12 months fully diluted earnings per share, compared to a high multiple of 58.67 times, a low multiple of 12.21 times, a mean multiple of 31.39 times and a median multiple of 28.05 times;

•	19.25% of GLB Bancorp’s total assets, compared to a high multiple of 38.88%, a low multiple of 11.88%, a mean multiple of 21.16% and a median multiple of 20.29%; and

•	22.66% of GLB Bancorp’s total deposits, compared to a high multiple of 54.08%, a low multiple of 14.47%, a mean multiple of 28.99% and a median multiple of 27.24%.

Donnelly Penman recognized that no transaction reviewed among these national overcapitalized transactions was identical to the merger and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

Analysis of Selected Comparable Companies

Donnelly Penman compared selected operating results of GLB Bancorp to a peer group that included the following 19 banks and thrifts from six Midwestern states, which were selected by SNL Financial LP based on comparable asset size and market capitalization within the Midwest region: LNB Bancorp, Inc., NB&T Financial Group, Inc., Ohio Valley Banc Corp., First Citizens Banc Corp., Rurban Financial Corp., Wayne Bancorp, Inc., United Bancshares, Inc., Belmont Bancorp, Ohio Legacy Corp., United Bancorp, Inc., Team Financial, Inc., BNCCORP, Inc., Community Bank Shares of Indiana, Inc., Pelican Financial, Inc., Tower Financial Corporation, Community Central Bank Corporation, St. Joseph Capital Corporation, HFB Financial Corporation and Classic Bancshares, Inc.

This comparison showed, among other things, that for the latest twelve months ended March 31, 2003:

•	GLB Bancorp’s net interest margin was 3.98%, compared with the GLB Bancorp peer group mean of 3.69%;

•	GLB Bancorp’s efficiency ratio was 74.58%, compared with the GLB Bancorp peer group mean of 69.99%;

•	GLB Bancorp’s return on average assets was 0.63%, compared to the GLB Bancorp peer group mean of 0.76%; and

•	GLB Bancorp’s return on average equity was 4.14%, compared to the GLB Bancorp peer group mean of 8.22%.

This comparison also indicated that, at March 31, 2003, GLB Bancorp’s ratio of nonperforming assets to total assets was 0.54%, compared with the GLB Bancorp peer group mean of 0.78%.

No financial institution used in the above analyses as a comparison is identical to GLB Bancorp. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of GLB Bancorp and the financial institutions to which it was compared.

Donnelly Penman also compared selected operating results of Sky Financial to a peer group that included the following 18 banks and thrifts from nine Midwestern states, which were selected by SNL Financial LP based on comparable asset size, market capitalization and return on average equity within the Midwest region: TCF Financial Corporation, Provident Financial Group, Inc., Commerce Bancshares, Inc., FirstMerit Corporation, Citizens Banking Corporation, UMB Financial Corporation, First Midwest Bancorp, Inc., Community First Bankshares, Inc., Associated Banc Corp, Old National Bancorp, Park National Corporation, Marshall & Ilsley Corporation, Irwin Financial Corporation, Republic Bancorp Inc., Second Bancorp Incorporated, Republic Bancorp, Inc., First Busey Corporation and Oak Hill Financial, Inc.

This comparison showed, among other things, that for the latest twelve months ended March 31, 2003:

•	Sky Financial’s net interest margin was 3.85%, compared with the Sky Financial peer group mean of 4.07%;

•	Sky Financial’s efficiency ratio was 51.95%, compared with the Sky Financial peer group mean of 58.26%;

•	Sky Financial’s return on average assets was 1.28%, compared to the Sky Financial peer group mean of 1.30%; and

•	Sky Financial’s return on average equity was 17.21%, compared to the Sky Financial peer group mean of 15.54%.

This comparison also indicated that, at March 31, 2003, Sky Financial’s ratio of nonperforming assets to total assets was 0.75%, compared with the Sky Financial peer group mean of 0.68%.

No financial institution used in the above analyses as a comparison is identical to Sky Financial. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of Sky Financial and the financial institutions to which it was compared.

Discounted Cash Flow Analysis—Baseline

Donnelly Penman prepared a discounted dividend stream analysis of GLB Bancorp, which estimated the future after tax cash flows that GLB Bancorp might produce over the period from July 1, 2003 through December 31, 2007 assuming GLB Bancorp continued to operate as an independent company. These estimates were derived from discussions with GLB Bancorp senior management and were deemed reasonable by GLB Bancorp senior management. The estimates assumed that GLB Bancorp would grow its earnings at a compound rate of approximately 19.3% annually, from 2002 to 2007. Donnelly Penman further assumed, with GLB

Bancorp senior management’s consent, that a 43.5% dividend payout ratio would be utilized. These dividend cash flows were then discounted to a present value using different discount rates (ranging from 11.0% to 13.0%) chosen to reflect different required rates of return of holders or prospective buyers of GLB Bancorp common shares assumed to be reasonable. Donnelly Penman also estimated the terminal values for GLB Bancorp common shares (ranging from 1.13 times to 1.33 times GLB Bancorp’s estimated 2007 tangible book value). This range of multiples was chosen based on the multiples of price to tangible book value observed by Donnelly Penman in the national overcapitalized transactions. This discounted dividend analysis indicated an implied value range of $11.01 to $13.71 per GLB Bancorp common share, compared to the value of $16.77 per GLB Bancorp common share represented by the merger consideration described in the merger agreement.

The analysis was based upon GLB Bancorp senior management’s projections of future performance on a stand alone basis, which were based upon many factors and assumptions deemed reasonable by GLB Bancorp senior management. This analysis did not purport to be indicative of actual values or actual future results and did not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Donnelly Penman included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

Discounted Cash Flow Analysis—Special Dividend

Donnelly Penman prepared a discounted dividend stream analysis of GLB Bancorp, which estimated the future after tax cash flows that GLB Bancorp might produce over the period from July 1, 2003 through December 31, 2007 assuming GLB Bancorp continued to operate as an independent company. Given that GLB Bancorp is overcapitalized, Donnelly Penman assumed in this analysis that GLB Bancorp paid a special dividend of $13.4 million in 2003 to bring its equity to assets ratio to approximately 8.6%. These estimates were derived from discussions with GLB Bancorp senior management and were deemed reasonable by GLB Bancorp senior management. The estimates assumed that GLB Bancorp would grow its earnings at a compound rate of approximately 16.0% annually, from 2002 to 2007. Donnelly Penman further assumed, with GLB Bancorp senior management’s consent, that a 15.0% dividend payout ratio would be utilized. These dividend cash flows were then discounted to a present value using different discount rates (ranging from 11.0% to 13.0%) chosen to reflect different required rates of return of holders or prospective buyers of GLB Bancorp common shares assumed to be reasonable. Donnelly Penman also estimated the terminal values for GLB Bancorp common shares (ranging from 1.40 to 1.60 times GLB Bancorp’s estimated 2007 tangible book value). This range of multiples was chosen based on the multiples of price to tangible book value observed by Donnelly Penman in the comparable regional transactions. This discounted dividend analysis indicated an implied value range of $14.00 to $15.95 per GLB Bancorp common share, compared to the $16.77 per GLB Bancorp common share represented by the merger consideration described in the merger agreement.

The analysis was based upon GLB Bancorp senior management’s projections of future performance on a stand-alone basis, which were based upon many factors and assumptions deemed reasonable by GLB Bancorp senior management. This analysis did not purport to be indicative of actual values or actual future results and did not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Donnelly Penman included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

Premium Analysis

Donnelly Penman analyzed the one day premium for the regional transactions and national overcapitalized transactions summarized above, as well as a select group of the national overcapitalized transactions. Donnelly Penman noted that based on the $16.77 per GLB Bancorp common share represented by the merger consideration described in the merger agreement and GLB Bancorp’s trading price one day prior to the merger announcement of $12.75, the one-day stock premium for the GLB common shareholders was 31.53% compared to the median one day premium of 33.74% for the regional transactions, 35.73% for the national overcapitalized transactions and 31.18% for the selected national overcapitalized transactions.

Donnelly Penman also compared GLB Bancorp’s stock premiums for the periods prior to the announcement of six days, two weeks, one month, three months and one year to those observed in the selected national overcapitalized transactions. GLB Bancorp’s stock premiums were 42.10% for the six day period prior to the announcement, 44.43% for the two week period prior to the announcement, 45.81% for the one month period prior to the announcement, 40.55% for the three month period prior to the announcement and 76.50% for the one year period prior to the announcement, compared to the respective median premiums for the selected national overcapitalized transactions of 34.90% for the six day period prior to the announcement, 34.29% for the two week period prior to the announcement, 40.77% for the one month period prior to the announcement, 52.54% for the three month period prior to the announcement and 50.63% for the one year period prior to the announcement.

Pro Forma Merger Analysis

Donnelly Penman analyzed the pro forma financial impact of the merger on the holders of GLB Bancorp common stock and Sky Financial common stock. Based on published consensus estimates and discussions with senior management of GLB Bancorp and Sky Financial, Donnelly Penman constructed a present value analysis of the estimated earnings stream of Sky Financial on a stand alone basis as well as a pro forma combined earnings stream for Sky Financial and GLB Bancorp. Donnelly Penman utilized the published consensus earnings estimates for Sky Financial of $1.73 per share for fiscal year 2003 and $1.92 per share for fiscal year 2004. Donnelly Penman then assumed a 12% earnings per share growth through 2007, which was deemed reasonable by Sky Financial senior management. Using a range of discount rates from 10.0% to 13.0% and a terminal value multiple of 2.50 times 2007 tangible book value, Donnelly Penman produced a range of theoretical values for Sky Financial from $23.52 per share to $26.32 per share. The 2.50 times tangible book value multiple was selected by Donnelly Penman based on comparable transactions.

For the pro forma analysis, Donnelly Penman assumed total synergies of 35.0% of GLB Bancorp’s anticipated non-interest expense for the twelve months ending December 31, 2003. The synergies, totaling approximately $2.7 million on a pre-tax basis, were incorporated into the combined earnings stream. Donnelly Penman then discounted the expected dividends of the combined entity plus the terminal value based on 2.50 times the 2007 pro forma tangible book value to determine the value per share range for the combined entity. Using a range of discount rates from 10.0% to 13.0% and a terminal value multiple of 2.50 times 2007 tangible book value, Donnelly Penman produced a range of theoretical values for Sky Financial pro forma from $23.94 per share to $26.79 per share. Applying the exchange ratio of 0.74 described in the merger agreement produced a range of theoretical equivalent GLB Bancorp values of $17.71 per share to $19.82 per share.

Donnelly Penman further noted that the pro forma analysis indicates the merger will result in a decrease in GLB Bancorp equivalent book value per share by 39.07% and a decrease in GLB Bancorp equivalent tangible book value per share by 48.47%, while increasing the GLB Bancorp equivalent earnings per share by 96.52% and the GLB Bancorp equivalent annualized dividend by 111.43%.

Board of Directors and Management of Sky Financial Following the Merger

We expect that the current Sky Financial management will remain in place. Sky Financial will select one representative from GLB Bancorp to serve on Sky Financial’s Regional Board of the Greater Cleveland Region, subject to the approval of the GLB Bancorp Board.

Interests of GLB Bancorp’s Executive Officers and Directors in the Merger

Change of Control Agreements

Richard T. Flenner, Jr., a GLB Bancorp director and executive officer, and Cheryl Jean Mihitsch, a GLB Bancorp executive officer, have change of control agreements that contain provisions that will be triggered as a result of the merger. These change in control provisions require the company to make a lump sum payment to the executive if, following the merger, the executives’ duties or position is diminished, compensation is reduced or if the executive is required to relocate. The lump sum payment is equal to (a) two times in the case of Mr. Flenner and (b) one times in the case of Ms. Mihitsch, the executive’s salary paid prior to the change in control.

By operation of the change in control provision, upon a qualifying termination of employment within nine months after the completion of the merger, Mr. Flenner would receive a payment of $290,000 and Ms. Mihitsch would receive a payment of $75,000. These amounts would have to be paid within 90 days of termination.

Under the terms of the merger agreement, Sky Financial agreed that Richard T. Flenner, Jr.’s change of control agreement should be amended prior to the consummation of the merger. In that agreement, the definition of “Good Reason” shall be amended to include any reason specified by Mr. Flenner within nine months of the change of control.

Termination of Stock Options

Under the terms of the GLB Bancorp Stock Option and Incentive Plan the vesting of all outstanding options will be accelerated as a result of the merger. Each GLB Bancorp option that is outstanding and unexercised will be converted into an amount, in cash, equal to the product of (a) the excess, if any, of (i) the average closing price for Sky Financial common shares for the ten trading days immediately preceding the third business day prior to the effective time of the merger multiplied by 0.74 over (ii) the exercise price of the GLB Bancorp stock options and (b) the number of shares subject to the stock option. The transactions will result in taxable wage income (subject to withholding) for employees holding such options at the time of the merger and an equivalent employer deduction.

Indemnification

Pursuant to the merger agreement, Sky Financial has agreed that following the closing of the merger, it will indemnify, defend and hold harmless each present and former director, officer and employee of GLB Bancorp and its subsidiaries against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the closing of the merger, including, without limitation, the transactions contemplated by the merger agreement, to the fullest extent that GLB Bancorp is permitted to indemnify, and advance expenses to, its directors, officers, and employees under the laws of the State of Ohio, the GLB Bancorp amended and restated articles of incorporation and its amended and restated code of regulations as in effect on the date of the merger agreement. Any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under Ohio law, the GLB Bancorp’s amended and restated articles of incorporation and code of regulations will be made by independent counsel selected by Sky Financial, which will not be counsel that provides material services to Sky Financial, and reasonably acceptable to such officer, director or employee.

Directors’ and Officers’ Insurance

For a period of three years from the closing of the merger, Sky Financial has agreed to procure directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of GLB Bancorp or any of its subsidiaries, determined as of the closing of the merger, with respect to claims against such directors and officers arising from facts or events that occurred before the closing of the merger. Such coverage will be at least as favorable as coverage provided under GLB Bancorp’s current directors’ and officers’ liability policy.

Material Federal Income Tax Consequences

Tax Consequences to Sky Financial and GLB Bancorp

We have structured the merger to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. If it so qualifies, none of Sky Financial, GLB Bancorp or the GLB Bancorp shareholders who receive Sky Financial common shares in exchange for GLB Bancorp common shares in the merger will recognize any gain or loss for federal income tax purposes as a result of the merger, except for (a) tax payable with respect to any cash received by GLB Bancorp shareholders in lieu of fractional shares and (b) taxable wage income (subject to withholding tax) for those employees who hold GLB Bancorp stock options that will be terminated at the time of the merger. GLB Bancorp will receive a legal opinion from Kohrman Jackson & Krantz P.L.L., special counsel to GLB Bancorp, that the merger will constitute a “reorganization” under Section 368(a) of the Code, that each of GLB Bancorp and Sky Financial will be a party to the reorganization within the meaning of Section 368(b) of the Code and no gain or loss will be recognized by shareholders of GLB Bancorp who receive solely Sky Financial common shares in the merger, except for cash received in lieu of fractional shares. Sky Financial will receive a legal opinion from Squire, Sanders & Dempsey L.L.P., counsel to Sky Financial, that the merger will constitute a “reorganization” under Section 368(a) of the Code and that each of GLB Bancorp and Sky Financial will be a party to the reorganization within the meaning of Section 368(b) of the Code. Opinions of counsel are not binding upon the Internal Revenue Service or the courts. No rulings have been sought from the IRS in connection with the merger. The opinions of Kohrman Jackson & Krantz P.L.L. and Squire, Sanders & Dempsey L.L.P. will rely on specific assumptions that customarily are made in transactions of this kind. The opinions also will rely on representations and covenants, including those contained in officers’ certificates of Sky Financial and GLB Bancorp.

Tax Consequences to GLB Bancorp Shareholders

This description assumes that the merger will be treated as a tax-free reorganization. It generally applies to GLB Bancorp shareholders who are U.S. persons and who hold their GLB Bancorp shares as a capital asset for federal income tax purposes. The description does not address all the tax consequences that may be relevant to GLB Bancorp shareholders in light of their particular tax circumstances, such as shareholders who hold GLB Bancorp common shares as part of a straddle, hedge, conversion or other risk reduction transaction; broker-dealers; shareholders who have a functional currency other than the U.S. dollar; tax-exempt shareholders; foreign persons; or those shareholders who acquired GLB Bancorp common shares pursuant to the exercise of compensatory stock options or otherwise as compensation. Such shareholders with special particular tax circumstances or who are subject to special tax treatment are strongly urged to consult with their tax advisors regarding their individual tax consequences. This description is based on the Code, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Furthermore, no foreign, state or local tax consequences of the merger are discussed in this document.

Shareholders Who Receive Sky Financial Common Shares, Except for Cash in Lieu of Fractional Shares

No Gain or Loss.    GLB Bancorp shareholders will not recognize any gain or loss on the exchange, except for gain or loss in connection with cash, if any, received in lieu of fractional shares and taxable wage income (subject to withholding tax) for those employees whose GLB Bancorp stock options will be terminated at the time of the merger. See “Cash in Lieu of Fractional Shares” and “Cash in Exchange for Termination of GLB Bancorp Stock Options” below.

Tax Basis.    The total federal income tax basis of the Sky Financial common shares received by a GLB Bancorp shareholder will be the same as the total federal income tax basis of the GLB Bancorp common shares surrendered by such shareholder in the exchange (other than the portion of such basis that is allocated to a fractional Sky Financial common share for which cash is received.) See “Cash in Lieu of Fractional Shares” below.

Holding Period.    The holding period of the Sky Financial common shares received by GLB Bancorp shareholders will include the holding period for the GLB Bancorp common shares surrendered in the exchange, provided that the GLB Bancorp common shares were held as a capital asset on the date of the exchange.

Cash in Lieu of Fractional Shares.    GLB Bancorp shareholders who receive cash in lieu of fractional Sky Financial common shares as a result of the merger will be treated for federal income tax purposes as if the fractional share interest had been issued in the merger to the shareholders and then had been redeemed by Sky

Financial for cash. The amount of gain or loss realized by a GLB Bancorp shareholder will be equal to the difference between (a) the amount of cash received in lieu of a fractional share and (b) the portion of the shareholder’s basis in GLB Bancorp common shares that is allocated to the fractional share. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss provided that the GLB Bancorp common shares were held as a capital asset and for a period exceeding one year as of the time of the exchange.

Cash in Exchange for Termination of GLB Bancorp Stock Options.    The transactions will result in taxable wage income (subject to withholding) for employees holding GLB Bancorp stock options that will be terminated at the time of the merger and an equivalent employer deduction.

Reporting Requirements.    GLB Bancorp shareholders are required to file a statement with their U.S. federal income tax returns setting forth their tax basis in the GLB Bancorp common shares exchanged in the merger, the fair market value of the Sky Financial common shares and the amount of any cash received in the merger. In addition, GLB Bancorp shareholders will be required to retain permanent records relating to these facts.

Backup Withholding.    Cash payments made to GLB Bancorp shareholders pursuant to the merger may, under certain circumstances, be subject to backup withholding at a rate of 28%. There is no withholding for shareholders who provide the exchange agent with their correct U.S. federal taxpayer identification number and who certify that no loss of exemption from backup withholding has occurred on IRS Form W-9 or its substitute. Certain categories of GLB Bancorp shareholders, such as corporations and some foreign individuals, are not subject to backup withholding. In order for a foreign individual to qualify as an exempt recipient, such individual must generally provide the exchange agent with a completed IRS Form W-8BEN or its substitute. Any amounts withheld from a GLB Bancorp shareholder under the backup withholding rules are not an additional tax. Rather, any such amounts will be allowed as a credit or refund against such shareholder’s U.S. federal income tax liability provided that the shareholder furnishes to the IRS all required information.

The discussion of federal income taxes is included in this document for general information only. Each GLB Bancorp shareholder should consult his, her or its own tax advisor regarding the specific tax consequences to the shareholder of the merger, including the application and effect of state and local income and other tax laws.

Accounting Treatment

The merger will be accounted for as a purchase in accordance with accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of GLB Bancorp will be recorded at estimated fair values at the time the merger is consummated. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. The adjustments necessary to record tangible and identifiable intangible assets and liabilities at fair value will be amortized to income and expense over the estimated remaining lives of the related assets and liabilities. Goodwill will not be amortized. Instead, goodwill will be reviewed for impairment at least annually. If the carrying amount of goodwill exceeds its estimated fair value, an impairment loss will be recognized in an amount equal to that excess.

Effect on GLB Bancorp Employee Benefit Plans

GLB Bancorp employees will continue to participate in the GLB Bancorp employee benefit plans after the effective date of the merger until Sky Financial determines that GLB Bancorp employees shall, subject to applicable eligibility requirements, participate in the Sky Financial employee benefit plans and that all or some of the GLB Bancorp plans are terminated or merged into Sky Financial’s plans. GLB Bancorp employees continuing to be employed by Sky Financial who participate in Sky Financial plans shall receive credit for service at GLB Bancorp for eligibility and vesting purposes, but not for benefit calculation purposes, under Sky Financial’s employee benefit plans, except as otherwise required by law or regulation.

Sky Financial has agreed to make all severance, change in control or similar payments required by applicable GLB Bancorp employment contracts. Additionally, GLB Bancorp officers and employees terminated as a result of the merger of Sky Financial and GLB Bancorp will receive severance from Sky Financial in accordance with Sky Financial’s severance policy as of the closing of the merger and will be given credit for service at GLB Bancorp. If Sky Financial adopts a new employee benefit plan or program for its employees or executives after the closing of the merger, Sky Financial shall credit similarly situated employees and executives of GLB Bancorp with equivalent credit for service with GLB Bancorp.

Expenses of the Merger

Sky Financial and GLB Bancorp will each bear its own expenses incurred in connection with the merger and the related transactions, including without limitation, all fees of its respective legal counsel, financial advisors and accountants, except that printing and mailing expenses will be shared equally by Sky Financial and GLB Bancorp. Sky Financial also will be responsible for all expenses incident to obtaining requisite regulatory approvals.

Regulatory Approvals

Sky Financial has filed the application necessary to obtain approval for the merger from the Federal Reserve Board. The merger may not be consummated for up to 30 days after approval by the Federal Reserve Board, during which time the United States Department of Justice may bring an action challenging the merger on antitrust grounds. Sky Financial also has filed the applications necessary to obtain approval for the subsidiary merger of Great Lakes Bank, a wholly-owned subsidiary of GLB Bancorp, with Sky Bank, Sky Financial’s commercial banking affiliate, from the Federal Reserve Board and the Ohio Department of Commerce, Division of Financial Institutions.

Resale of Sky Financial Common Shares

No restrictions on the sale or other transfer of the Sky Financial common shares issued pursuant to the merger will be imposed solely as a result of the merger, except for restrictions on the transfer of shares issued to any GLB Bancorp shareholder who may be deemed to be an “affiliate” of GLB Bancorp for purposes of Rule 145 under the Securities Act of 1933. Generally, “affiliates” of GLB Bancorp would include officers, directors and significant shareholders of GLB Bancorp. The merger agreement requires GLB Bancorp to cause persons who could be considered to be “affiliates” to enter into an agreement with Sky Financial stating that these “affiliates” will not sell, pledge, transfer or otherwise dispose of the Sky Financial common shares they acquire except in compliance with the Securities Act of 1933 and the rules and regulations thereunder. Sales of Sky Financial common shares by affiliates of Sky Financial are subject to similar transfer restrictions.

GLB Bancorp affiliates may resell the Sky Financial common shares they receive in the merger only:

•	in transactions permitted by Rule 145 promulgated under the Securities Act of 1933;

•	pursuant to an effective registration statement; or

•	in transactions exempt from registration.

Rule 145, as currently in effect, restricts the manner in which affiliates may resell and also restricts the number of shares that affiliates, and others with whom they might act in concert, may sell within any three month period.

Stock Exchange Listing

Sky Financial common shares to be issued in connection with the merger will be authorized for listing on the Nasdaq National Market System under the symbol “SKYF.”

Dividends

Under the terms of the merger agreement, GLB Bancorp agreed not to make, declare, pay or set aside for payment any dividend, except for:

•	quarterly dividends in an amount not to exceed the per share amount declared and paid in GLB Bancorp’s most recent quarterly dividend prior to the execution of the merger agreement; and

•	dividends paid from wholly-owned subsidiaries to GLB Bancorp.

GLB Bancorp is also prohibited from directly or indirectly adjusting, splitting, combining, redeeming, reclassifying, purchasing or otherwise acquiring any GLB Bancorp common shares.

Following completion of the merger, former GLB Bancorp shareholders receiving Sky Financial common shares as part of the merger consideration will receive dividends, if any, declared by Sky Financial as Sky Financial shareholders.

Rights of Dissenting GLB Bancorp Shareholders

GLB Bancorp shareholders are entitled to certain dissenters’ rights pursuant to Sections 1701.78, 1701.84(B) and 1701.85 of the Ohio Revised Code. ORC Section 1701.85 generally provides that GLB Bancorp shareholders will not be entitled to such rights without strict compliance with ORC Section 1701.85 and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any GLB Bancorp shareholder who is a record holder of GLB Bancorp common shares on the August 29, 2003 record date and whose shares are not voted in favor of the merger may be entitled to be paid the “fair cash value” of such GLB Bancorp common shares after the effective time. To be entitled to such payment, a dissenting GLB Bancorp shareholder must deliver a written demand for payment therefor to GLB Bancorp on or before the tenth day following the GLB Bancorp special meeting and must otherwise comply with ORC Section 1701.85. Any written demand must specify the GLB Bancorp shareholder’s name and address, the number and class of shares held by that shareholder on the record date and the amount claimed as the “fair cash value” of such GLB Bancorp common shares. See the text of ORC Section 1701.85 attached as Annex D to this document for specific information on the procedure to be followed in exercising dissenters’ rights.

If GLB Bancorp so requests, a dissenting GLB Bancorp shareholder must submit share certificates to GLB Bancorp within 15 days of such request for endorsement thereon by GLB Bancorp that demand for appraisal has been made. Failure to comply with such request will terminate the dissenting GLB Bancorp shareholder’s rights. Such certificates will be returned promptly to the dissenting shareholder by GLB Bancorp. If GLB Bancorp and any dissenting shareholder cannot agree upon the “fair cash value” of the GLB Bancorp common shares, either may, within three months after service of demand by the GLB Bancorp shareholder, file a petition in the Court of Common Pleas of Cuyahoga County, Ohio, for a determination of the “fair cash value” of the GLB Bancorp common shares. The court may appoint one or more appraisers to determine the “fair cash value,” and if the court approves the appraisers’ report, judgment will be entered therefor, and the costs of the proceedings, including reasonable compensation of the appraisers, will be assessed or apportioned as the court considers equitable.

THE MERGER AGREEMENT

The following is a description of the material terms of the merger agreement. A complete copy of the merger agreement is attached as Annex A to this document and is incorporated into this document by reference. We encourage you to read all of the merger agreement.

The Merger

Under the merger agreement, GLB Bancorp will merge with and into Sky Financial, with Sky Financial surviving the merger. Sky Financial and GLB Bancorp are corporations that were formed under Ohio law, so the merger of Sky Financial and GLB Bancorp must be completed in accordance with Ohio law.

Effective Date

The merger will be effective either on the filing date or the date we specify in the certificate of merger filed with the Secretary of State of Ohio. Unless Sky Financial and GLB Bancorp otherwise agree in writing, we plan to file the certificate of merger as soon as practicable after all of the conditions described in the merger agreement have been satisfied. Sky Financial and GLB Bancorp anticipate closing the transactions contemplated by the merger agreement and filing the certificate of merger in November 2003.

Conversion of GLB Bancorp Common Shares

On the effective date of the merger, in accordance with the merger agreement, all outstanding GLB Bancorp common shares will be converted into Sky Financial common shares based upon a fixed exchange rate of 0.74 of a Sky Financial common share for each GLB Bancorp common share owned. If you would have the right to receive a fraction of a Sky Financial common share as a result of that conversion, you will receive, instead of a fraction of a Sky Financial common share, a cash payment in an amount equal to the product of the fractional Sky Financial common share and the last sale price of Sky Financial common shares as reported by the Nasdaq National Market System, for the last trading day immediately preceding the effective date of the merger. The Bank of New York will serve as exchange agent and will be responsible for sending you any cash payment you have a right to receive.

In addition, you also will receive a preferred share purchase right under Sky Financial’s shareholder rights plan for each Sky Financial common share issued to you. This right will not be evidenced by a separate certificate. On the effective date of the merger, if you are a holder of GLB Bancorp common shares, you will no longer have any rights as a holder of those shares, but you will, upon proper surrender of your GLB Bancorp common share certificates, have the rights of a holder of Sky Financial common shares. For a comparison of the rights you have as a holder of GLB Bancorp common shares to the rights you would have as a holder of Sky Financial common shares, read “Comparison of Certain Rights of Shareholders” beginning on page 65.

Surrender of Certificates

After the effective time of the merger, each holder of an outstanding certificate or certificates for GLB Bancorp common shares converted into Sky Financial common shares will be entitled to receive a certificate or certificates representing the number of whole Sky Financial common shares into which the holder’s GLB Bancorp common shares were converted and, if applicable, a cash payment in lieu of any fractional share. Each holder of GLB Bancorp common shares will surrender the outstanding certificate(s) to Sky Financial’s designated exchange agent, the Bank of New York.

If you are a GLB Bancorp shareholder, promptly after the effective time of the merger, the exchange agent will send you transmittal materials which you should use when surrendering your GLB Bancorp common share certificates to the exchange agent. After you surrender your GLB Bancorp common share certificate(s) for cancellation to the exchange agent, together with a completed letter of transmittal and any other documents the exchange agent reasonably requests, you will be entitled to receive that number of whole Sky Financial common shares that you have the right to receive under the merger agreement. The surrendered GLB Bancorp common share certificate(s) will be canceled. You should not surrender your certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent.

If you own GLB Bancorp common shares, the transfer of which has not been registered in the transfer records of GLB Bancorp, you may nevertheless exchange these shares for Sky Financial common shares if you provide the exchange agent with the certificate representing your GLB Bancorp common shares, along with all documents required by Sky Financial to evidence and effect the transfer and to evidence that any applicable stock transfer taxes have been paid.

If a certificate for GLB Bancorp common shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary identification.

After the consummation of the merger, there will be no transfers of any GLB Bancorp common shares on the stock transfer books of GLB Bancorp. If, after the consummation of the merger, certificates and letters of transmittal for GLB Bancorp common shares are properly presented to the exchange agent, the exchange agent will cancel these certificates and exchange them for the consideration specified in the merger agreement, subject to applicable law and to the extent that Sky Financial has not paid such consideration to a public official pursuant to applicable abandoned property laws.

If you are a GLB Bancorp shareholder, you should not send in your certificates until you receive the transmittal materials from the exchange agent.

After the effective time of the merger, we will promptly mail detailed instructions, including a transmittal form, as to the method of exchanging certificates formerly representing GLB Bancorp common shares for certificates representing Sky Financial common shares, to holders of GLB Bancorp common shares.

Termination of GLB Bancorp Stock Options

Under the terms of the GLB Bancorp 1998 Stock Option and Incentive Plan, the vesting of all outstanding options will be accelerated as a result of the merger. Under the merger agreement, each GLB Bancorp option that is outstanding and unexercised will be converted into an amount, in cash, equal to the product of (a) the excess, if any, of (i) the average closing price of Sky Financial common shares for the ten trading days immediately preceding the third business day prior to the effective date of the merger multiplied by 0.74 over (ii) the exercise price of the GLB Bancorp stock options and (b) the number of shares subject to the stock option.

At or prior to the closing of the merger, GLB Bancorp will use its reasonable best efforts to obtain the written consent of each holder of a GLB Bancorp stock option to terminate the stock option in exchange for the required cash payment.

Conditions to Completion of the Merger

Conditions to Sky Financial’s Obligation and GLB Bancorp’s Obligation to Complete the Merger.    The obligations of Sky Financial and GLB Bancorp to complete the merger are subject to the satisfaction of certain conditions, including:

•	GLB Bancorp shareholders must approve and adopt the merger agreement;

•	we must receive the required regulatory approvals and all applicable statutory waiting periods relating to the merger must have expired or been terminated; provided, however, no such regulatory approvals contain any conditions, restrictions or requirements that the Sky Financial Board reasonably determines would be unduly burdensome or would have a material adverse effect on Sky Financial or its subsidiaries after giving effect to the consummation of the merger;

•	there must not be any injunction or other order by any court or governmental entity prohibiting or preventing the merger;

•	the registration statement relating to the issuance of Sky Financial common shares in the merger must be effective; and

•	we must receive all required permits and other authorizations under the state securities laws necessary to complete the transactions contemplated by the merger.

Conditions to GLB Bancorp’s Obligation to Complete the Merger.    The obligation of GLB Bancorp to complete the merger is further subject to the satisfaction of several conditions, including:

•	Sky Financial must perform its obligations under the merger agreement in all material respects;

•	the representations and warranties of Sky Financial contained in the merger agreement must be true and correct when made and as if made on the closing of the merger, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Sky Financial;

•	GLB Bancorp must receive a legal opinion from Kohrman Jackson & Krantz P.L.L., special counsel to GLB Bancorp, that the merger will constitute a “reorganization” for federal income tax purposes and that no gain or loss will be recognized by GLB Bancorp shareholders who receive Sky Financial common shares, other than the gain or loss recognized as to cash received in lieu of fractional shares; and

•	GLB Bancorp must receive a legal opinion from Squire, Sanders & Dempsey L.L.P., counsel to Sky Financial, stating that Sky Financial is duly organized and in good standing, that the merger agreement was duly executed by, and is binding and enforceable against Sky Financial, that the Sky Financial common shares to be issued will be authorized, fully paid and nonassessable and that, assuming approval of the merger agreement by GLB’s shareholders, upon the filing of the certificate of merger in Ohio, the merger will be effective.

Conditions to Obligations of Sky Financial to Complete the Merger.    The obligation of Sky Financial to complete the merger is further subject to the satisfaction of several conditions, including:

•	GLB Bancorp must perform its obligations under the merger agreement in all material respects;

•	the representations and warranties of GLB Bancorp contained in the merger agreement must be true and correct when made and as if made on the effective date of the merger, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on GLB Bancorp;

•	Sky Financial must receive a legal opinion from Kohrman Jackson & Krantz P.L.L., special counsel to GLB Bancorp, stating that GLB Bancorp is duly organized and in good standing, that the merger agreement was duly executed by, and is binding and enforceable against GLB Bancorp and that, assuming approval of the merger agreement by GLB’s shareholders, upon the filing of the certificate of merger in Ohio, the merger will be effective;

•	Sky Financial must receive executed affiliate agreements from each affiliate of GLB Bancorp;

•	Sky Financial must receive a legal opinion from Squire, Sanders & Dempsey L.L.P., counsel to Sky Financial, that the merger will constitute a “reorganization” for federal income tax purposes; and

•	Sky Financial shall have purchased director’s and officer’s liability insurance covering the directors and officers of GLB Bancorp (see page 32).

Each of us could, to the extent permitted by applicable law, decide to waive some of the conditions to our obligation to complete the merger even though one or more of these conditions have not been met. In the case of mutual conditions, however, both of us would have to decide to waive the condition to our obligations to complete the merger. We cannot guarantee that the conditions to the merger will be satisfied or waived, or that the merger will be completed at all.

Representations and Warranties

The merger agreement contains some customary representations and warranties made both by Sky Financial and by GLB Bancorp, including representations and warranties relating to:

•	due organization and good standing;

•	capitalization;

•	subsidiaries;

•	corporate power and authorization to enter into the transactions contemplated by the merger agreement;

•	governmental filings, reviews and approvals required in connection with the transactions contemplated by the merger agreement;

•	filings with the Securities and Exchange Commission;

•	financial statements;

•	litigation;

•	regulatory matters;

•	compliance with laws;

•	brokerage fees;

•	certain laws regarding takeovers;

•	taxes;

•	risk management instruments;

•	corporate books and records;

•	off balance sheet transactions;

•	disclosure statements made in the representations and warranties sections of the merger agreement;

•	absence of certain material changes or events;

•	allowance for loan losses; and

•	deposit insurance with the Federal Deposit Insurance Corporation.

In addition, GLB Bancorp made certain additional representations and warranties to Sky Financial relating to:

•	absence of default under any material contracts or agreements;

•	employee benefit plans and plan compliance;

•	labor matters;

•	environmental matters;

•	insurance coverage;

•	absence of undisclosed liabilities;

•	properties owned and leased by GLB Bancorp;

•	loans;

•	repurchase agreements;

•	related party transactions; and

•	the GLB Bancorp Board’s approval, for purposes of Chapter 1704 of the Ohio Interested Shareholder Transaction Law, of (a) the merger agreement between Sky Financial and GLB Bancorp and (b) the voting agreement among Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd., Richard M. Osborne and Sky Financial.

The representations and warranties in the merger agreement will not survive the effective date of the merger.

Conduct of Business Pending the Merger

Conduct of Business by GLB Bancorp until the Effective Time of the Merger.    From July 15, 2003 until the closing of the merger, unless Sky Financial otherwise consents in writing, GLB Bancorp and its subsidiaries must:

•	conduct their business in the ordinary course;

•	use their reasonable efforts to preserve intact their present business organizations and assets;

•	use their reasonable efforts to preserve their relationships with customers, suppliers, employees and business associates; and

•	not voluntarily take any action that, at the time taken, is reasonably likely to have a material adverse effect on GLB Bancorp or its ability to consummate the merger.

In addition, except as otherwise provided in the merger agreement, during this period GLB Bancorp and its subsidiaries may not:

•	issue or sell any GLB Bancorp common shares or permit such shares to become outstanding other than pursuant to previously granted stock options, or authorize the creation of additional GLB Bancorp common shares;

•	permit any additional GLB Bancorp common shares to become subject to new grants of employee or director stock options or similar rights;

•	make, declare, pay or set aside for payment any dividend, except:

•	quarterly dividends in an amount not to exceed the per share amount declared and paid in its GLB Bancorp’s most recent quarterly dividend prior to the execution of the merger agreement; and

•	dividends may be paid from wholly-owned subsidiaries to GLB Bancorp;

•	adjust, split, combine, redeem, purchase or acquire any shares of their capital stock;

•	enter into or amend or renew any employment, consulting, severance or similar agreements with directors, officers or employees other than the amendment of Mr. Flenner’s change of control agreement permitted by the merger agreement;

•	increase employee compensation, severance or other benefits except with respect to merit increases in the ordinary course of business and consistent with past practice and except for the amendment of Mr. Flenner’s change of control agreement permitted by the merger agreement;

•	enter into, establish, adopt or amend any employee benefit plan or arrangement with respect to any director, officer or employee except for the amendment of Mr. Flenner’s change of control agreement permitted by the merger agreement;

•	acquire, sell or otherwise dispose of capital assets or any other assets other than in the ordinary course of business, except with respect to the sale of two branch offices of GLB Bancorp;

•	amend their organizational documents;

•	implement or adopt any change in their accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles;

•	enter into, amend, modify or terminate any material contract;

•	settle any material claim, action or proceeding;

•	take any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that is intended or is reasonably likely to result in any representations or warranties in the merger agreement being untrue, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;

•	except pursuant to applicable law or regulation, implement or adopt any material change in their interest rate risk management and other risk management policies, procedures or practices, fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	extend credit or incur any indebtedness for borrowed money in an amount in excess of $700,000;

•	enter into any related party transaction that is not in compliance with Federal Reserve Board regulations; or

•	agree or commit to do any of the foregoing.

Conduct of Business by Sky Financial until the Effective Time of the Merger.    From July 15, 2003 until the closing of the merger, unless GLB Bancorp otherwise consents in writing, Sky Financial and its subsidiaries must:

•	conduct their business in the ordinary course;

•	use their reasonable efforts to preserve their present business organizations and assets;

•	use their reasonable efforts to preserve their relationships with customers, suppliers, employees and business associates; or

•	not voluntarily take any action that, at the time taken, is reasonably likely to have a material adverse effect on Sky Financial or its ability to consummate the merger.

In addition, except as otherwise provided in the merger agreement, during this period Sky Financial and its subsidiaries may not:

•	implement or adopt any change in their accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles;

•	take any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that is intended or is reasonably likely to result in any representations or warranties in the merger agreement being untrue, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;

•	except pursuant to applicable law or regulation, fail to follow their existing policies or practices with respect to managing their exposure to interest rates and other risks or fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risks; or

•	agree or commit to do any of the foregoing.

Termination of the Merger Agreement

We can terminate the merger agreement without completing the merger if each of our boards of directors agrees, by a majority vote, to terminate it. Either of us acting alone can terminate the merger agreement if:

•	the other party breaches a representation or warranty or breaches a covenant or agreement contained in the merger agreement that cannot be cured within 30 days of giving notice of the breach to the breaching party, provided that the breach would be reasonably likely to result in a material adverse effect on the other party, and provided further that, prior to Sky Financial exercising this right, Sky Financial may, at its option and instead of terminating the merger agreement, agree to an adjustment of the merger consideration in an amount that is mutually acceptable to the GLB Bancorp Board and the Sky Financial Board;

•	the merger has not been completed on or before March 31, 2004;

•	the approval of any governmental entity required for consummation of the merger has been denied by final nonappealable action;

•	any of the conditions to our obligations to complete the merger have not been met;

•	the GLB Bancorp shareholders do not approve and adopt the merger agreement; or

•	GLB Bancorp or any of its subsidiaries receives an acquisition proposal and GLB Bancorp enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction.

GLB Bancorp, acting alone, can terminate the merger agreement if:

•	the average closing price of Sky Financial common shares over a 10 day period, as defined in the merger agreement, is lower than $17.80; and

•	the number obtained by dividing the average closing price of Sky Financial common shares by $22.25 is less than the number obtained by dividing the final index price by the initial index price of a preselected peer group of financial institutions, and then multiplying its quotient by 0.80.

However, prior to GLB Bancorp exercising this right, Sky Financial may, at its option, offer to GLB Bancorp shareholders additional merger consideration to compensate for the lower share value. The merger agreement defines this additional consideration as the amount necessary for the share exchange rate to equal $17.80 divided by the average closing price of Sky Financial common shares. GLB Bancorp shall have ten days to accept the offer from Sky Financial or to terminate the merger agreement.

Termination Fee

GLB Bancorp must pay Sky Financial a termination fee of $1,250,000 if, after the date of the merger agreement, an acquisition proposal with respect to GLB Bancorp or any of its subsidiaries has been made known to GLB Bancorp and has been publicly announced or otherwise becomes public, or has been made to the GLB Bancorp shareholders generally, and after which one of the following occurs:

•

the merger agreement is terminated either by (a) Sky Financial or GLB Bancorp because the GLB Bancorp shareholders fail to adopt the merger agreement, or by (b) Sky Financial because of a breach by GLB Bancorp of one or more of the covenants or agreements contained in the merger agreement that individually or together would have a material adverse effect on GLB Bancorp or its ability to consummate the merger, and within 18 months of terminating the merger agreement pursuant to item (a) or (b) above, GLB Bancorp enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction; or

•	after receiving the acquisition proposal, the GLB Bancorp Board does not take action by March 31, 2004 to convene the special meeting of shareholders and recommend that such shareholders adopt the merger agreement, and within 18 months after the receipt of the acquisition proposal GLB Bancorp enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction.

GLB Bancorp agreed to this termination fee arrangement in order to induce Sky Financial to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire GLB Bancorp.

Amendment; Waiver

The merger agreement may be amended in writing if signed by both Sky Financial and GLB Bancorp. Either of us may extend the time for performance, waive any inaccuracies in the representations and warranties or waive compliance with any agreements or conditions under the merger agreement by a writing signed by the party against whom the waiver or extension is to be effective. We may amend the merger agreement or give each other waivers at any time before or after the GLB Bancorp shareholders approve the merger agreement. However, after the GLB Bancorp special meeting, we cannot make any amendment or give any waiver that by law requires further approval by the GLB Bancorp shareholders unless we have obtained that approval.

DESCRIPTION OF GLB BANCORP

Business

GLB Bancorp, Inc. is a one-bank holding company that owns all of the outstanding common stock of Great Lakes Bank. GLB Bancorp was incorporated in the State of Ohio on March 5, 1997 for the purpose of becoming the holding company for Great Lakes Bank. The holding company reorganization of Great Lakes Bank was completed on September 12, 1997. Great Lakes Bank’s main office is located at 7001 Center Street, Mentor, Ohio 44060. Great Lakes Bank provides a focused core of banking services, primarily for individuals and small to medium-sized businesses.

Great Lakes Bank’s lending activities focus primarily on secured lending for residential and commercial real estate. Most of Great Lakes Bank’s loans are secured by first mortgages or junior mortgages on various types of real estate, including single-family residential, multi-family residential, mixed use, commercial, developed and undeveloped real estate. Great Lakes Bank generally does not offer commercial loans secured exclusively by accounts receivable and inventory.

Great Lakes Bank offers a broad array of deposit products, including checking and savings accounts and certificates of deposit. Although Great Lakes Bank attempts to be competitive with other financial institutions in its market area, Great Lakes Bank generally sets its interest rates on deposits based on those offered by the leading commercial banks in the area, rather than those offered by the leading thrift institutions.

Great Lakes Bank also maintains relationships with correspondent banks and other independent financial banking institutions to provide other services as requested by customers, including loan participations in circumstances in which the requested loan amount exceeds Great Lakes Bank’s legal lending limit.

Market Price of GLB Bancorp Common Shares and Related Shareholder Matters

GLB Bancorp’s common stock is currently traded on the Nasdaq Small Cap Market under the symbol “GLBK.” The approximate number of shareholders at July 31, 2003 was 218, which does not include the number of persons whose stock is held in nominee or “street name” accounts through brokers.

The GLB Bancorp Board declared a ten percent stock dividend payable on September 17, 2002 to shareholders of record on September 3, 2002. This was the first dividend paid by GLB Bancorp since going public in 1998. GLB Bancorp’s philosophy to grow through branch expansion has left a limited amount of capital available, particularly with the guidelines established by federal bank regulatory authorities requiring capital levels to be above certain levels and regulatory guidelines which could limit the amounts subsidiaries can pay as dividends and the amount of dividends which holding companies and their subsidiaries may pay. Recently, GLB Bancorp began paying regular dividends. GLB Bancorp paid a quarterly cash dividend of $0.05 per common share on February 24, 2003, a quarterly cash dividend of $0.06 per common share on May 20, 2003, and a quarterly cash dividend of $0.07 per common share on August 12, 2003.

The following table shows the high and low sales prices of GLB common shares for 2001 and 2002 and the first and second quarters of 2003.

	High	Low
First quarter 2003	$13.33	$9.64
Second quarter 2003	12.48	10.19

First quarter 2002	$9.16	$8.41
Second quarter 2002	10.17	8.81
Third quarter 2002	11.00	9.09
Fourth quarter 2002	10.75	9.40

First quarter 2001	$9.75	$7.50
Second quarter 2001	10.00	7.00
Third quarter 2001	10.75	9.20
Fourth quarter 2001	10.00	9.15

OWNERSHIP OF GLB BANCORP COMMON SHARES BY CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following tables list, as of August 29, 2003, information about GLB Bancorp’s common shares beneficially owned by current directors of GLB Bancorp, by executive officers whose salary and bonus for the fiscal year ended December 31, 2002 exceeded $100,000, and by all directors and executive officers of GLB Bancorp and Great Lakes Bank as a group. Except as otherwise noted, each beneficial owner listed has sole investment and voting power with respect to the common shares indicated. The total number of issued and outstanding shares entitled to vote at the special meeting is 2,347,925 common shares.

Name of Individual or Persons in Group	Amount and Nature of Beneficial Ownership		Percent of Class

Umberto P. Fedeli	204,358	(1)(2)(3)	8.7%

Richard T. Flenner, Jr.	13,214	(4)	*

James V. Fryan	33,220	(5)	1.4%

George C. Lott	550	(5)	*

George X. Mechir	1,870	(5)	*

Jerome T. Osborne, Sr.	234,430	(5)(6)(7)	10.0%

Richard M. Osborne	461,066	(3)(5)(8)(9)	19.6%

Edward R. Pike	49,720	(5)(10)	2.1%

Thomas J. Smith	2,640	(5)	*

Joseph T. Svete	21,120	(5)	*

Thomas E. Wheeler	33,220	(5)	1.4%

All directors and executive officers as a group (12 persons)	1,059,918	(11)	45.1%

*	Represents less than 1% of GLB Bancorp’s outstanding common shares.
(1)	Derived from the amended Schedule 13D filed by Umberto P. Fedeli with the Securities and Exchange Commission on July 25, 2003.
(2)	Includes options to purchase 88 common shares that are exercisable within 60 days. All unexercised options will be converted into cash at the closing of the merger as described in “The Merger—Interests of GLB Bancorp’s Executive Officers and Directors in the Merger—Termination of Stock Options” beginning on page 32.
(3)	Some of these shares are subject to a voting agreement, dated as of July 15, 2003, between Sky Financial and each of the following GLB Bancorp shareholders, Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne (which is attached to this document as Annex C), pursuant to which these GLB Bancorp shareholders have agreed to vote 785,636 common shares (the number of shares they owned on the date of execution of the voting agreement, which represents 33.5% of the issued outstanding GLB Bancorp common shares) as described in “The GLB Bancorp Special Meeting of Shareholders—Voting Agreement” beginning on page 17.
(4)	Includes options to purchase 11,550 common shares that are exercisable within 60 days. All unexercised options will be converted into cash at the closing of the merger as described in “The Merger—Interests of GLB Bancorp’s Executive Officers and Directors in the Merger—Termination of Stock Options” beginning on page 32.
(5)	Includes options to purchase 220 common shares that are exercisable within 60 days. All unexercised options will be converted into cash at the closing of the merger as described in “The Merger—Interests of GLB Bancorp’s Executive Officers and Directors in the Merger—Termination of Stock Options” beginning on page 32.
(6)	Jerome T. Osborne, Sr. resigned his position as a director and an officer of GLB Bancorp effective September 5, 2003. For additional details about his resignation, see “The Merger—GLB Bancorp Board Approval and Recommendation” beginning on page 23.
(7)	Derived from the amended Schedule 13D filed by Jerome T. Osborne, Sr. with the Securities and Exchange Commission on May 2, 2003. Excludes 3,927 common shares held by Mr. Osborne’s spouse. Mr. Osborne disclaims beneficial ownership of those shares.
(8)	Derived from the amended Schedule 13D filed by Richard M. Osborne, the Richard M. Osborne Trust and Turkey Vulture Fund XIII, Ltd. with the Securities and Exchange Commission on July 25, 2003. Includes 29,920 common shares over which Mr. Osborne shares voting power with six other trustees of the Georgeanne S. Osborne Family Memorial Trust. Mr. Osborne disclaims beneficial ownership of the shares held by the Georgeanne S. Osborne Family Memorial Trust. Also includes 212,938 common shares over which Mr. Osborne has sole voting power as trustee of the Richard M. Osborne Trust, and 217,988 common shares over which Mr. Osborne has sole voting power as manager of Turkey Vulture Fund XIII, Ltd.
(9)	393,938 of these common shares, which are owned by the Richard M. Osborne Trust and by Turkey Vulture Fund XIII, Ltd., are pledged as collateral security for the repayment of a loan to the Richard M. Osborne Trust from Huntington Bank. To the extent there is a default on the loan, the lender may have the right to vote these shares. Failure to satisfy the debt obligations secured by this pledge of GLB stock could result in adverse consequences to GLB’s stock price because the lender’s sale of GLB common shares might not occur under orderly market conditions. The lender’s exercise of its security interest could also result in a change in control of GLB.

(10)	Includes 41,250 common shares over which Mr. Pike has the right to exercise voting and investment power under a Limited Durable Power of Attorney granted to him on November 3, 1994 by each of his five brothers and sisters, each of whom owns 8,250 common shares. The grantors of the Limited Durable Powers of Attorney retain the right to take any action Mr. Pike as attorney in fact is authorized to take under the Limited Durable Power of Attorney.
(11)	Shares beneficially owned and options held by all directors, nominees and executive officers as a group also include 1,430 common shares held by executive officer Cheryl Jean Mihitsch, and options held by Ms. Mihitsch to acquire common shares, of which 3,080 are exercisable within 60 days.

Except as set forth below, no person was known to GLB Bancorp on August 29, 2003 to own beneficially, within the meaning of the regulations of the Securities and Exchange Commission, more than 5% of GLB Bancorp’s outstanding common shares.

Name and Address of 5% Beneficial Owner	Shares Beneficially Owned		Percent of Class
Umberto P. Fedeli P.O. Box 318003, Independence, Ohio 44131	204,358	(1)(2)(3)	8.7%

Steven A. Calabrese, et al. 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115	154,620	(3)(4)	6.6%

Jerome T. Osborne, Sr., Chairman of the Board 7954 Reynolds Road, Mentor, Ohio 44060	234,430	(5)(6)(7)	10.0%

Richard M. Osborne, Vice Chairman of the Board 8500 Station Street, Suite 113, Mentor, Ohio 44060	461,066	(3)(5)(8)(9)	19.6%

(1)	Derived from the amended Schedule 13D filed by Umberto P. Fedeli with the Securities and Exchange Commission on July 25, 2003.
(2)	Includes options to purchase 88 common shares that are exercisable within 60 days. All unexercised options will be converted into cash at the closing of the merger as described in “The Merger—Interests of GLB Bancorp’s Executive Officers and Directors in the Merger—Termination of Stock Options” beginning on page 32.
(3)	Some of these common shares are subject to a voting agreement, dated as of July 15, 2003, between Sky Financial and each of the following GLB Bancorp shareholders, Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, Umberto P. Fedeli, Richard M. Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Richard M. Osborne (which is attached to this document as Annex C), pursuant to which these GLB Bancorp shareholders have agreed to vote 785,636 common shares (the number of shares they owned on the date of execution of the voting agreement, which represents 33.5% of the issued outstanding GLB Bancorp common shares) as described in “The GLB Bancorp Special Meeting of Shareholders—Voting Agreement” beginning on page 17.
(4)	Derived from the Schedule 13D filed with the Securities and Exchange Commission on July 25, 2003 by Steven A. Calabrese, CCAG Limited, RC Enterprises I, RC Enterprises II, David S. Calabrese, Eric M. Calabrese, and the AJC Marital Trust, as amended.
(5)	Includes options to purchase 220 common shares that are exercisable within 60 days. All unexercised options will be converted into cash at the closing of the merger as described in “The Merger—Interests of GLB Bancorp’s Executive Officers and Directors in the Merger—Termination of Stock Options” beginning on page 32.
(6)	Jerome T. Osborne, Sr. resigned his position as a director and an officer of GLB Bancorp effective September 5, 2003. For additional details about his resignation, see “The Merger—GLB Bancorp Board Approval and Recommendation” beginning on page 23.
(7)	Derived from the amended Schedule 13D filed by Jerome T. Osborne, Sr. with the Securities and Exchange Commission on May 2, 2003. Excludes 3,927 common shares held by Mr. Osborne’s spouse. Mr. Osborne disclaims beneficial ownership of those shares.
(8)	Derived from the amended Schedule 13D filed by Richard M. Osborne, the Richard M. Osborne Trust and Turkey Vulture Fund XIII, Ltd. with the Securities and Exchange Commission on July 25, 2003. Includes 29,920 common shares over which Mr. Osborne shares voting power with six other trustees of the Georgeanne S. Osborne Family Memorial Trust. Mr. Osborne disclaims beneficial ownership of the shares held by the Georgeanne S. Osborne Family Memorial Trust. Also includes 212,938 common shares over which Mr. Osborne has sole voting power as trustee of the Richard M. Osborne Trust, and 217,988 common shares over which Mr. Osborne has sole voting power as manager of Turkey Vulture Fund XIII, Ltd.
(9)	393,938 of these common shares, which are owned by the Richard M. Osborne Trust and by Turkey Vulture Fund XIII, Ltd., are pledged as collateral security for the repayment of a loan to the Richard M. Osborne Trust from Huntington Bank. To the extent there is a default on the loan, the lender may have the right to vote these shares. Failure to satisfy the debt obligations secured by this pledge of GLB stock could result in adverse consequences to GLB’s stock price because the lender’s sale of GLB common shares might not occur under orderly market conditions. The lender’s exercise of its security interest could also result in a change in control of GLB.

In the aggregate, Jerome T. Osborne, Sr. and Richard M. Osborne, their affiliates and members of their immediate family own, control and hold with power to vote more than 25% of GLB Bancorp’s common shares. Under the federal Change in Bank Control Act and Regulation Y of the Board of Governors of the Federal Reserve System, approval of the Federal Reserve is necessary to own, control or hold with power to vote 25% or more of a bank holding company. For purposes of the Change in Bank Control Act and Regulation Y, a person is presumed to be acting in concert with and to own shares held by members of his immediate family. Regulation Y defines “immediate family” to include a person’s parents, grandparents, siblings, children, grandchildren, relations by marriage and others. Control of a bank holding company is also presumed to exist, and Federal Reserve approval under the Change in Bank Control Act and Regulation Y may also be necessary, if a person owns or seeks to acquire 10% or more of a bank holding company’s shares. By letter dated May 12, 1998, the Federal Reserve Bank of Cleveland approved Jerome T. Osborne, Sr.’s filing under the Change in Bank Control Act and Regulation Y, which he had submitted to the Federal Reserve Bank in anticipation of GLB Bancorp’s initial public offering of common shares completed later in May 1998 and the registration of GLB Bancorp’s common shares under the Securities Exchange Act of 1934. The Federal Reserve Bank’s May 12, 1998 approval allowed Jerome T. Osborne, Sr. to retain ownership of up to 21.23% of GLB Bancorp’s common shares, notwithstanding that his son, GLB Bancorp director and executive officer Richard M. Osborne, would retain ownership and control of a larger percentage of GLB Bancorp common shares after completion of the initial public offering.

GLB BANCORP MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of the financial condition and results of operations of GLB Bancorp should be read in conjunction with the consolidated financial statements and results of GLB Bancorp, including the related notes thereto, for the fiscal years ended December 31, 2002, 2001 and 2000 and for the three and six months ended June 30, 2003 and 2002, included in this document. See “Index to GLB Bancorp Financial Statements.”

Overview

GLB Bancorp’s principal asset consists of all outstanding common shares of Great Lakes Bank. Accordingly, GLB Bancorp’s results of operations are primarily dependent upon the results of operations of Great Lakes Bank. Great Lakes Bank conducts a general commercial banking business, gathering deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes.

From the time of Great Lakes Bank’s succession to the business of Great Lakes Commerce Bank in July 1994, management has laid the foundation for continued growth in earnings and assets, doing so on a conservative basis intended to improve financial performance over time. During the process of building Great Lakes Bank into a profitable institution, Great Lakes Bank has incurred considerable short-term expense. All but one of Great Lakes Bank’s original four offices have been relocated since July 1994 with one office opened in 2002, bringing the total to thirteen offices including the main office. Although branch relocation and expansion have promoted asset and earnings growth, they have also caused increases to non-interest expense, most notably, facilities, equipment and compensation expense.

GLB Bancorp’s profitability depends primarily on net interest income, which is the difference between (a) interest income generated by interest-earning assets (i.e., loans and investments) and (b) interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the difference (“interest rate spread”) between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. If the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution’s net interest income is its “net yield on interest-earning assets” or “net interest margin,” which is net interest income divided by average interest-earning assets.

GLB Bancorp’s profitability is also affected by such factors as the level of non-interest income and expense, the provision for loan losses, and income taxes. Non-interest income consists primarily of service charges, other fees, other loan fees and income from the sale of loans. Non-interest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the Federal Deposit Insurance Corporation and other operating expenses.

GLB Bancorp’s management’s discussion and analysis of earnings and related financial data are presented to assist investors in understanding the consolidated financial condition and results of operations of GLB Bancorp for the fiscal years ended December 31, 2002, 2001 and 2000 and for the three and six months ended June 30, 2003 and 2002. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented in this proxy statement/prospectus.

Comparison of the Three and Six Months Ended June 30, 2003 and 2002

Results of Operations

Net Income:    GLB Bancorp reported net income of $495,020 for the three months ended June 30, 2003, compared to $240,174 for the three months ended June 30, 2002, an increase of $254,846 or 106.1%. GLB

Bancorp reported net income of $854,175 for the six months ended June 30, 2003, compared to $571,953 for the six months ended June 30, 2002, an increase of $282,222 or 49.3%. Annualized return on average assets (ROA) for the six months ended June 30, 2003 was 0.84%, compared to 0.67% for the six months ended June 30, 2002. Annualized return on average equity (ROE) for the six months ended June 30, 2003 was 5.76%, compared to 4.19% for the six months ended June 30, 2002.

Interest Income:    Interest income was $2,602,630 for the three months ended June 30, 2003, compared to $2,544,008 for the three months ended June 30, 2002, an increase of $58,622 or 2.3%. Interest income was $5,211,149 for the six months ended June 30, 2003, compared to $4,996,720 for the six months ended June 30, 2002, an increase of $214,429 or 4.3%. Interest income increased largely due to new loan volume outpacing the effect of downward rate trends in the market place on new loan origination rates.

Interest Expense:    Interest expense was $738,921 for the three months ended June 30, 2003, compared to $868,729 for the three months ended June 30, 2002, a decrease of $129,808 or 14.9%. Interest expense was $1,532,217 for the six months ended June 30, 2003, compared to $1,748,062 for the six months ended June 30, 2002, a decrease of $215,845 or 12.3%. Interest expense on deposits decreased 1.1% due to rate reductions on deposit instruments. Additionally, the interest expense on borrowings decreased by 67.6% due to a maturing advance and early prepayment of another advance.

The following is a comparison of yields and costs for the three months and six months ended June 30, 2003 and 2002:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002
Yield on Interest Earning Assets	5.41%	6.32%	5.53%	6.33%
Cost of Interest Bearing Liabilities	1.96%	2.86%	2.07%	2.94%

Net Interest Spread	3.45%	3.46%	3.46%	3.39%

Net Interest Margin	3.86%	4.14%	3.89%	4.09%

Provision for Loan Losses:    The provision for loan losses is based upon management’s assessment of relevant factors, including types and amounts of non-performing loans, historical and probable loss experience on each type of loan, and current and projected economic conditions. The provision for loan losses was $75,000 for the three months ended June 30, 2003 and 2002. The provision for loan losses was $150,000 for the six months ended June 30, 2003 and 2002. Net charge offs for the three months ended June 30, 2003 were $39,784 compared to net charge offs of $7,779 for the three months ended June 30, 2002. Net charge offs for the six months ended June 30, 2003 were $77,801 compared to net charge offs of $6,567 for the six months ended June 30, 2002. Non-performing assets as a percent of total assets was 0.77% at June 30, 2003 compared to 0.24% at June 30, 2002. The increase in non-performing assets is attributed to one loan that is well secured. At this time, management does not anticipate a substantial loss.

Non-Interest Income:    Non-interest income was $629,714 for the three months ended June 30, 2003 and $199,169 for the three months ended June 30, 2002, an increase of $430,545 or 216.2%. Non-interest income was $939,896 for the six months ended June 30, 2003 and $511,019 for the six months ended June 30, 2002, an increase of $428,877 or 83.9%. Service charges on checking accounts increased 26.6% due to an increase in overdraft charges instituted on January 1, 2003. Other non-interest income included an Ohio franchise tax refund from 2001 that was received and recorded in the second quarter of 2003. Some of the equity securities in other banking institutions held by GLB Bancorp were sold creating a gain on the sale for the six months ended June 30, 2003. There was an increase in mortgage banking activities for the six months ended June 30, 2003 compared to the six months ended June 30, 2002, largely due to the volume of loans being refinanced and sold as the loan rates continued to decrease. The following table represents mortgage banking activities, net, including gains on sales of loans for the three and six months ended June 30, 2003 and 2002, respectively:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002
Mortgage loan servicing fees	$28,881	$20,391	$54,659	$40,357
Amortization of mortgage servicing rights	(66,799)	(33,722)	(118,351)	(92,832)
Valuation adjustment	(44,090)	(84,375)	(55,030)	15,728
Gain on sale of loans held for sale	141,913	32,117	228,556	58,300

	$59,905	$(65,589)	$109,834	$21,553

Non-Interest Expense:    Non-interest expense was $1,713,571 for the three months ended June 30, 2003 and $1,446,888 for the three months ended June 30, 2002, an increase of $266,683 or 18.4%. Non-interest expense was $3,233,879 for the six months ended June 30, 2003 and $2,764,880 for the six months ended June 30, 2002, an increase of $468,999 or 17.0%. Larger components of non-interest expenses were salaries which increased 11.5%. Normal annual pay increases have contributed to the increase in salaries as well as the expansion of the branch system with one office opening April 4, 2002 at 1220 SOM Center Road in Mayfield Heights, Ohio. Other operating expenses increased 87.8% largely due to a $175,306 prepayment penalty on an advance that was paid off.

Federal Income Taxes:    The effective tax rate for the six months ended June 30, 2003 was 30.8% compared to 32.3% for the six months ended June 30, 2002. The tax rate for 2003 is lower than that of 2002 largely due to a gain on the sale of equity securities of $92,690 during 2003 that was taxed in 2001 when GLB Bancorp recognized an impairment charge against its equity securities.

Financial Condition

GLB Bancorp’s total assets were $206.7 million at June 30, 2003, compared to $193.2 million at December 31, 2002, an increase of $13.5 million or 7.0%. This increase was largely attributable to the increase in federal funds of $4.1 million and the increase in loans of $8.0 million. GLB Bancorp’s total liabilities were $176.8 million at June 30, 2003, compared to $164.2 million at December 31, 2002, an increase of $12.6 million or 7.7%. This increase was largely attributable to certificates of deposit increasing $9.9 million or 28.1% with savings accounts increasing $7.8 million or 9.0%.

Federal funds were $33.6 million at June 30, 2003, compared to $29.5 million at December 31, 2002, an increase of $4.1 million or 14.0%. Great Lakes Bank’s policy is to fund as much new loan volume with its excess federal funds as possible, while staying within its conservative guidelines of asset based lending. While Great Lakes Bank tries to invest those funds that are not loaned into higher yielding short term investments, the opportunities are limited. Therefore, Great Lakes Bank has had to invest in lower yielding federal funds to allow for possible customer fund movements and allow for any longer term investment opportunities.

Securities carrying values were $8.6 million at June 30, 2003, compared to $7.2 million at December 31, 2002, an increase of $1.4 million or 20.0%. This increase is largely the result of a $495,000 increase in value in securities available for sale and $1.4 million in additional purchases of securities held to maturity, offset by the sale of equity securities available for sale which totaled $423,000.

Net loans were $144.9 million at June 30, 2003, compared to $136.9 million at December 31, 2002, an increase of $8.0 million or 5.9%. Although originations in commercial and mortgage loans were high, commercial loans showed the most change, increasing 12.5% when comparing June 30, 2003 to December 31,

2002. Commercial loan originations totaled $23.7 million for the six months ended June 30, 2003 and $17.1 million for the six months ended June 30, 2002. Mortgage loan originations totaled $26.4 million with loan sales of $20.3 million for the six months ended June 30, 2003 compared to originations totaling $14.8 million with loan sales of $3.9 million for the six months ended June 30, 2002. Additionally, principal repayments further reduced principal balances during both periods.

Deposits were $175.6 million at June 30, 2003, compared to $154.8 million at December 31, 2002, an increase of $20.8 million or 13.4%. The growth in deposits was largely in certificates of deposit and savings accounts. Investors continue to look for safe havens to invest their savings until the market yields better returns at considerable less risk.

Borrowings decreased $8.1 million with the maturity of a two year advance at 5.19% in the first quarter of 2003 and the early payoff of a three year advance at 5.60% in the second quarter. Due to the amount of excess liquidity of Great Lakes Bank, the advances were repaid and not replaced.

Shareholders’ equity was $30.0 million at June 30, 2003 and $29.0 million at December 31, 2002, an increase of $922,000 or 3.2%. Changes in shareholders’ equity include net income for the six months ended June 30, 2003 of $854,175, cash dividends totaling $258,272 and the change in unrealized gains on securities available for sale of $326,468, net of taxes, recorded as a component of accumulated other comprehensive income. Accumulated other comprehensive income could materially fluctuate for each interim and year-end period depending on economic conditions and interest rate volatility.

Liquidity

At June 30, 2003, GLB Bancorp had commitments to originate loans totaling $10.2 million and its customers had approved but unused lines of credit and construction loans totaling $23.6 million. GLB Bancorp believes it has adequate resources to fund its required commitments as of June 2003.

Capital Resources

GLB Bancorp (on a consolidated basis) and Great Lakes Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, GLB Bancorp and Great Lakes Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk weighting, and other factors. Quantitative measures established by regulation to ensure capital adequacy require GLB Bancorp and Great Lakes Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2003, that GLB Bancorp and Great Lakes Bank have met all capital adequacy requirements to which they are subject.

	Actual		Minimum Capital Requirements		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2003
Total Capital to Risk Weighted Assets:

Consolidated	$30,988,539	21.4%	$11,563,120	8.0%	$14,453,900	10.0%
Great Lakes Bank	15,088,475	10.9%	11,068,960	8.0%	13,836,200	10.0%

Tier 1 Capital to Risk Weighted Assets:

Consolidated	28,770,864	19.9%	5,781,560	4.0%	8,672,340	6.0%
Great Lakes Bank	13,561,894	9.8%	5,534,480	4.0%	8,301,720	6.0%
Tier 1 Capital to Average Assets:

Consolidated	28,770,864	14.0%	8,214,284	4.0%	10,267,855	5.0%
Great Lakes Bank	13,561,894	7.2%	7,540,353	4.0%	9,425,442	5.0%

Comparison of the Years Ended December 31, 2002, 2001 and 2000

Results of Operations

GLB Bancorp reported net income of $1,143,193, or $0.49 per share, basic and diluted in 2002, compared with a net loss of $75,001, or $0.03 per share, basic and diluted in 2001 and net income of $1,138,577, or $0.49 per share, basic and diluted in 2000. The calculation of earnings/loss per share was based on 2,347,925 weighted average shares outstanding for the year ended December 31, 2002, 2,347,343 weighted average shares outstanding for the year ended December 31, 2001 and 2,347,297 weighted average shares outstanding for the year ended December 31, 2000. Diluted earnings per share were based on 2,353,559 weighted average shares outstanding for the year ended December 31, 2002, 2,349,978 weighted average shares outstanding for the year ended December 31, 2001 and 2,348,127 weighted average shares outstanding for the year ended December 31, 2000. Prior period per share information has been restated to reflect the 10% stock dividend of September 17, 2002. The growth of earnings was negatively affected in 2001 by recognizing charges for impairment of the value of mortgage servicing assets in the amount of $189,538 and securities available for sale in the amount of $907,411. Net income was also affected by an effective tax rate of 32.3% in 2002, 120.9% in 2001 and 35.2% in 2000.

Net Interest Income:

2002 Compared to 2001.    Net interest income was $6,651,103 in 2002, compared to $5,794,663 in 2001, an increase of $856,440, or 14.8%. Net interest income increased largely due to decreased interest expense from rate reductions on deposits. Less significant decreases occurred in interest income on loans. Interest expense on deposits decreased 14.3% with borrowing expense decreasing 41.0%, compared to interest income on loans increasing 4.8%. 2002 ended with an average cost of funds of 2.78% compared to 4.12% in 2001, down 134 basis points, while the yield on average interest earning assets decreased to 6.16% from 7.19%, a 103 basis point change. Management decreased deposit rates throughout the year as it became evident that the rate adjustments by the Federal Reserve Bank Board in 2001 were not temporary. In fact, the average rate earned on federal funds invested at correspondent banks declined to 1.62% in 2002 from 3.53% in 2001, a 191 basis point change.

2001 Compared to 2000.    Net interest income was $5,794,663 in 2001, compared to $5,767,974 in 2000, an increase of $26,689, or 0.5%. During 2001, the Federal Reserve Bank Board reduced the federal funds rate eleven times. Community banks, such as Great Lakes Bank, were severely impacted by this rate reduction since net interest income is the largest component of income generation for small to medium sized banks. Management carefully monitored the interest rates of its balance sheet during 2001, holding level its net interest income to that of the prior year. Although yields on federal funds invested at correspondent banks dropped to 3.53% at December 31, 2001 from 6.08% at December 31, 2000, Great Lakes Bank was able to end the year with a spread of 3.07%. Overall, loan yields dropped to 8.22% at December 31, 2001 from 8.45% at December 31, 2000 with 62.1% of Great Lakes Bank’s portfolio being composed of adjustable rate loans and 15.2% of the loan portfolio tied to the prime index. Cost of funds on deposits dropped to 3.81% from 3.85%. This downward adjustment was due in part to 12 and 13 month certificates with higher rates maturing and repricing at lower rates and in part due to the reduction of passbook rates by 94 basis points. This was the first decrease in golden passbook rates since the fall of 1995, necessitated by the current rate environment and prudent management of the balance sheet.

	Average Balances and Interest Rates
	For the Years Ended December 31,
	2002			2001			2000
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-Earning Assets:
Loans Receivable:
Real estate mortgage	$48,778,515	$3,299,031	6.76%	$45,943,342	$3,332,980	7.25%	$44,080,328	$3,233,021	7.33%
Commercial and other	65,932,151	5,443,898	8.26%	54,765,618	4,958,329	9.05%	46,347,277	4,376,728	9.44%
Consumer	9,035,008	592,203	6.55%	7,661,677	616,149	8.04%	6,432,020	574,822	8.93%

Total Loans Receivable	123,745,674	9,335,132	7.54%	108,370,637	8,907,458	8.22%	96,859,625	8,184,571	8.45%
Cash-interest earning	2,360,988	48,261	2.04%	50,101	1,695	3.38%	196,205	11,845	6.04%
Securities:
Federal Home Loan Bank stock	1,012,115	46,809	4.62%	932,600	62,583	6.71%	569,521	41,866	7.35%
Securities held to maturity	2,527,111	63,522	2.51%	1,983,616	106,454	5.37%	2,010,742	109,627	5.45%
Securities available for sale	4,078,202	163,192	4.00%	3,614,922	157,855	4.37%	3,752,699	147,300	3.93%

Total Securities	7,617,428	273,523	3.59%	6,531,138	326,892	5.01%	6,332,962	298,793	4.72%
Federal funds	31,331,050	508,389	1.62%	26,376,798	931,807	3.53%	10,295,431	625,913	6.08%

Total Interest-Earning Assets:	165,055,140	$10,165,305	6.16%	141,328,674	$10,167,852	7.19%	113,684,223	$9,121,122	8.02%

Non-Interest Earning Assets	11,772,422			10,548,204			9,350,435

Total Assets:	$176,827,562			$151,876,878			$123,034,658

Interest-Bearing Liabilities:
Deposits:
Demand deposit accounts, interest-bearing	$11,472,794	$107,011	0.93%	$10,436,123	$128,499	1.23%	$9,377,567	$137,071	1.46%
Savings accounts	74,113,326	1,730,726	2.34%	53,269,447	1,801,513	3.38%	44,190,765	1,651,873	3.74%
Certificates of deposit	31,501,547	1,158,272	3.68%	27,939,329	1,564,927	5.60%	15,480,230	872,483	5.63%

Total Deposits	117,087,667	2,996,009	2.56%	91,644,899	3,494,939	3.81%	69,048,562	2,661,427	3.85%
Borrowings	9,248,067	518,193	5.60%	14,567,831	878,250	6.03%	10,631,258	691,721	6.51%

Total Interest-Bearing Liabilities	126,335,734	$3,514,202	2.78%	106,212,730	$4,373,189	4.12%	79,679,820	$3,353,148	4.21%

Non-Interest Bearing Liabilities	22,928,967			18,852,215			17,122,983
Shareholders’ Equity	27,562,861			26,811,933			26,231,855

Total Liabilities & Shareholders’ Equity	$176,827,562			$151,876,878			$123,034,658

Net Interest Income and Net Interest Rate Spread (1)		$6,651,103	3.38%		$5,794,663	3.07%		$5,767,974	3.81%

Net Interest Margin (2)			4.03%			4.10%			5.07%

(1)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2)	Net interest margin represents net interest income divided by average interest-earning assets.

The following table analyzes net interest income in terms of changes in volume and interest rates of interest-earning assets and interest-bearing liabilities during the periods indicated. The table reflects the extent to which changes in interest income and changes in interest expense are attributable to changes in volume (changes in volume multiplied by the prior year rate) and changes in rate (changes in rate multiplied by the prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

	Rate/Volume Analysis For the Years Ended December 31,
	2002 vs. 2001 Increase (decrease) due to			2001 vs. 2000 Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest Income attributable to:
Loans Receivable	$1,016,774	$(589,100)	$427,674	$938,237	$(215,350)	$722,887
Cash-interest earning	46,969	(403)	46,566	(6,382)	(3,768)	(10,150)
Securities	76,351	(129,720)	(53,369)	9,543	18,556	28,099
Federal Funds	225,389	(648,807)	(423,418)	418,001	(112,107)	305,894

Total Interest Income	1,365,483	(1,368,030)	(2,547)	1,359,399	(312,669)	1,046,730
Interest Expense attributable to:
Deposits	2,694,293	(3,193,223)	(498,930)	861,417	(27,905)	833,512
Borrowings	(301,745)	(58,312)	(360,057)	232,671	(46,142)	186,529

Total Interest Expense	2,392,548	(3,251,535)	(858,987)	1,094,088	(74,047)	1,020,041

Increase (decrease) in Net Interest Income	$(1,027,065)	$1,883,505	$856,440	$265,311	$(238,622)	$26,689

Provision for Loan Losses:

2002 Compared to 2001.    The provision for loan losses was $275,000 in 2002, compared to $320,000 in 2001, a decrease of $45,000, or 14.1%. The ratio of allowance for loan losses to net loans decreased to 1.06% in 2002 from 1.08% in 2001. Although the ratio of non-performing loans to total assets showed a slight increase to 0.63% in 2002 from 0.06% in 2001, management felt that additional provision expense was not necessary. This was supported by net charge-offs to average loans remaining at 0.01% in 2002 and 2001. Refer to note 3 of the Notes to GLB Bancorp’s Consolidated Financial Statements on page F-17 of this document for additional information.

2001 Compared to 2000.    The provision for loan losses was $320,000 in 2001, compared to $367,500 in 2000, a decrease of $47,500, or 12.9%. The ratio of allowance for loan losses to net loans increased to 1.08% in 2001 from 0.84% in 2000. Adjustments in our provision reflected a decrease in non-performing loans to total assets to 0.06% in 2001 from 0.29% in 2000 and net charge-offs to average loans decreased to 0.01% in 2001 from 0.10% in 2000. Refer to note 3 of the Notes to GLB Bancorp’s Consolidated Financial Statements on page F-17 of this document for additional information.

The allowance for loan losses reflects management’s judgment as to the level considered adequate to absorb inherent losses in the loan portfolio. The allowance is reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Non-Interest Income:

2002 Compared to 2001.    Total non-interest income was $1,102,971 in 2002, compared to $891,614 in 2001, an increase of $211,357, or 23.7%. All categories of non-interest income increased largely due to economic conditions straining customer’s budgets which contributed to an increase in loan late charges and demand deposit account overdrafts. Mortgage banking activities decreased in 2001 largely due to an impairment charge related to the decrease in fair market value of mortgage servicing rights of $189,538. Conversely, the net fair market value adjustment for 2002 was $2,043. The fair market value of the servicing may possess a great deal of volatility, which can present large fluctuations to the income statement of GLB Bancorp at any time.

2001 Compared to 2000.    Total non-interest income was $891,614 in 2001, compared to $841,888 in 2000, an increase of $49,726, or 5.9%. The increase was primarily due to the 355.4% gain on the sale of loans in the secondary market to the Federal Home Loan Mortgage Corporation. The decrease in the federal funds rate during the year spurned loan customers to seek lower rates on their home loans or engage in new home purchases. Secondly, other service charges and fees increased 46.9% with Great Lakes Bank’s receipt of $43,142 of demutualization funds from the Principal Life Insurance Company. These increases were offset by the decrease in mortgage banking activities, net which included an impairment charge related to the decrease in the fair market value of mortgage servicing rights of $189,538. This impairment was partially due to interest rate decreases during 2001. Additionally, mortgage servicing rights were amortized on an accelerated basis over the estimated life of the loan through an effective yield calculation.

Great Lakes Bank generally does not impose service charges and fees to the same extent as other local institutions. Although a wider range of service charges and fees and higher service charges and fees would yield more income for each dollar of deposits, imposing service charges and fees on a basis equivalent to those imposed by many other area commercial banks might adversely affect deposit growth. To promote deposit growth and provide cross-selling opportunities to customers, Great Lakes Bank has not adopted an aggressive fee structure. Core deposit growth has steadily increased with Great Lakes Bank developing strong customer relationships, cross-selling relationships to loan customers and obtaining increased growth from branch offices in recent years. The increase in service charges on demand deposits during both years was primarily due to demand deposit growth.

Non-Interest Expense:

2002 Compared to 2001.    Total non-interest expense was $5,791,018 in 2002, compared to $6,006,835 in 2001, a decrease of $215,817, or 3.6%. The largest increase in 2001 was the impairment loss recorded on securities available for sale of $907,411. Comparing the two years without this large expense shows that non-interest expenses have increased $691,594 or 13.6%. Larger components of non-interest expenses were salaries which increased 17.9%, office occupancy which increased 16.8% and credit card processing which increased by 25.4%. These expenses were partially offset by Ohio franchise tax decreasing 23.0% and the ceasing of goodwill amortization in 2002. Expansion of the branch system with one office opening April 4, 2002 at 1220 SOM Center Road in Mayfield Heights, Ohio has increased salaries and office occupancy. Ohio franchise tax was lower due to the decrease in interest income and lack of inter-company loans this year. Previously, GLB Bancorp had paid a net income tax due to intercompany loans. Additionally other operating expenses increased 20.7% partially due to postage increasing 27.4% due to the volume of new accounts and increased activity.

Prior to 2002, the deposit base intangible and goodwill assets that arose out of the July 1994 succession of Great Lakes Bank to the business of Great Lakes Commerce Bank were being amortized over a period of ten years. During 2002, the amortization of goodwill ceased, although amortization of the deposit base intangible continues. Refer to note 5 of the Notes to GLB Bancorp’s Consolidated Financial Statements beginning on page F-18 of this document for additional information.

2001 Compared to 2000.    Total non-interest expense was $6,006,835 in 2001, compared to $4,484,769 in 2000, an increase of $1,522,066, or 33.9%. The largest increase in non-interest expense during 2001 was the impairment loss recorded on securities available for sale of $907,411 which was discussed in the summary of operations. Another large increase in 2001 was a 59.3% increase in Ohio franchise tax. Although Ohio franchise tax expense increased in 2001 due to a net-worth and net income tax imposed on inter-company loans at December 31, 2000, GLB Bancorp anticipated a significant decrease in taxes in 2002. GLB Bancorp showed an increase in federal funds of 401.6% to December 31, 2001 from December 31, 2000, decreasing the necessity for inter-company transactions. Additionally professional fees increased 45.0%, partially due to GLB Bancorp engaging Crowe Chizek and Company LLP to do internal audit reviews and partially due to GLB Bancorp engaging professionals in the human resource and computer consulting areas.

Federal Income Taxes:

2002 Compared to 2001.    Federal income tax expense was $544,863 in 2002, compared to $434,443 in 2001. The effective tax rate decreased to 32.3% in 2002 from 120.9% in 2001 due to the impairment loss on securities available for sale in 2001. Refer to note 11 of the Notes to GLB Bancorp’s Consolidated Financial Statements beginning on page F-23 of this document for additional information.

2001 Compared to 2000.    Federal income tax expense was $434,443 in 2001, compared to $619,016 in 2000. The effective tax rate increased to 120.9% in 2001 from 35.2% in 2000 due to the impairment loss on securities available for sale in 2001. Refer to note 11 of the Notes to GLB Bancorp’s Consolidated Financial Statements beginning on page F-23 of this document for additional information.

Financial Condition

GLB Bancorp’s total assets were $193,216,974 at December 31, 2002, compared to $165,871,324 at December 31, 2001, an increase of $27,345,650, or 16.5%.

The total loan portfolio grew by 23.1% in 2002 compared to 4.9% in 2001. The volume and dollars of new commercial and mortgage loans in 2002 was significantly higher than 2001. Originations of commercial loans totaled $37.5 million and originations of mortgage loans totaled $36.7 million. Fixed rate mortgage loans totaling $16.9 million were sold to the Federal Home Loan Mortgage Corporation in 2002 compared to $17.6 million of sales in 2001. The decrease in rates during the two years coupled with national events spurred many customers to seek better rates, refinance and pay off current loans.

Federal funds sold decreased to $29.5 million at December 31, 2002 from $34.2 million at December 31, 2001. With investors in the stock market looking for a secure haven for their funds and GLB Bancorp selling mostly fixed rate mortgage loans, GLB Bancorp’s liquidity continued to be high. GLB Bancorp continues to elect to hold these funds in short term instruments while the economy strives to regain some of its prior strength.

Investors continued to move funds out of the stock market, causing Great Lakes Bank to continue to experience excess liquidity. Great Lakes Bank’s deposit growth in 2002 was not as high as 2001 but still higher than many of its peers. Deposit growth increased 21.7% in 2002 compared to growth of 40.9% for 2001. Savings accounts increased $20.2 million or 30.3% in 2002 and $24.0 million or 56.3% during 2001.

Borrowings decreased $2.5 million with the maturity of a five year advance at 6.75% in the second quarter of 2002 from the Federal Home Loan Bank of Cincinnati. Due to the amount of excess liquidity of Great Lakes Bank, the advance was paid down and not replaced.

Securities available for sale increased by 28.7% due to an increase in the fair market value of the securities during the year.

Securities held to maturity increased by 26.1% largely due to additional purchases of securities to cover all public fund pledge agreements. The GLB Bancorp Board declared a ten percent stock dividend, paid on September 17, 2002 to shareholders of record on September 3, 2002. The stock dividend increased GLB Bancorp’s common stock outstanding by 213,419 shares. Cash was issued in lieu of fractional shares in connection with the stock dividend.

Liquidity

Like other financial institutions, Great Lakes Bank must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments and expenses. Control of cash flow requires that Great Lakes Bank anticipate deposit flows and loan payments. The primary source of funds are deposits, principal and interest payments on loans, proceeds of loan sales, federal funds and Federal Home Loan Bank borrowings. Great Lakes Bank uses these funds principally to originate loans.

The liquidity ratio at December 31, 2002 was 28.0% compared to 34.1% at December 31, 2001. At December 31, 2002, certificates of deposit represented 22.7% of total deposits, while demand deposit accounts (checking accounts) represented 21.1% and savings accounts represented 56.2%. Of the total $35.1 million certificates of deposits at December 31, 2002, certificates totaling $27.1 million will mature in 2003, approximately 77.3% of the certificate portfolio. Management believes that, consistent with experience, the majority of maturing certificates of deposits will be renewed at market rates of interest.

Great Lakes Bank has used advances from the Federal Home Loan Bank of Cincinnati as a source of funds for its lending activity. The amount that Great Lakes Bank may obtain in the form of advances from the Federal Home Loan Bank is determined by a formula on a quarterly basis. The formula is based upon the total amount of single-family mortgages in Great Lakes Bank’s portfolio, as reported in Great Lakes Bank’s quarterly call report, the percentage of Great Lakes Bank’s total loan portfolio represented by single-family mortgages and the amount of Federal Home Loan Bank stock held by Great Lakes Bank. At December 31, 2002, Great Lakes Bank had $8.1 million of outstanding Federal Home Loan Bank advances with an additional $59.5 million available to borrow from the Federal Home Loan Bank.

The Federal Home Loan Bank advances are secured by a portion of the mortgage portfolio and certain other assets. Likewise, most of Great Lakes Bank’s short-term investments are subject to pledge and therefore provide limited liquidity. In addition to advances, Great Lakes Bank may obtain funds from the Federal Home Loan Bank of Cincinnati through a $5.0 million overnight line of credit. Great Lakes Bank also has an agreement with a major regional bank for $400,000 of short-term borrowings and relationships with other institutions for the purpose of obtaining funds or federal funds.

Great Lakes Bank had fixed loan commitments of $10,805,454 and variable loan commitments of $6,045,671 at December 31, 2002, and fixed loan commitments of $20,646,598 and variable rate commitments of $15,695,418 at December 31, 2001. Included within these commitments are standby letters of credit of $1,014,150 at December 31, 2002 and $660,949 at December 31, 2001. Management believes Great Lakes Bank has adequate resources to meet its normal funding requirements.

Capital Resources

Shareholders’ equity was $29,034,584 at December 31, 2002 and $27,209,989 at December 31, 2001, an increase of $1,824,595, or 6.7%. Shareholders’ equity is impacted not only by net income of $1,143,193, but also by changes in net unrealized gains in applying fair values to securities available for sale which totaled $681,740 at December 31, 2002.

Under applicable accounting guidance, GLB Bancorp had recognized the impairment of its securities available for sale as a loss to net income in 2001 and accordingly recorded the unrealized gain, net of tax, as a separate component of shareholders’ equity. During 2002, those same securities regained their previous value. Under accounting guidelines, the prior year’s impairment loss may only be booked as a gain when the securities are sold. GLB Bancorp’s current intent is to hold the available for sale securities.

At December 31, 2002, Great Lakes Bank was in compliance with applicable regulatory capital requirements, as shown in Note 13 of Notes to GLB Bancorp’s Consolidated Financial Statements beginning on page F-25 of this document. Based on capital levels at December 31, 2002, Great Lakes Bank qualifies as a “well-capitalized” institution, the highest of five tiers under applicable regulatory definitions. See the chart found on page 53 of this document. It is GLB Bancorp’s intention to operate Great Lakes Bank as a well-capitalized institution within the meaning of applicable regulatory definitions.

Risk Management

Risk management within the financial industry is a key area of analysis, review and discussion by bank management and their regulatory agencies. Risk is seen as the compound estimate of the probability of, and the severity of, an adverse event that could severely impact Great Lakes Bank’s profitability or capital position.

Great Lakes Bank has had a risk management system which will identify and assess Great Lakes Bank’s risks and the controls to mitigate them. All areas have been reviewed by a team representing various departments of Great Lakes Bank. Risks resulting in a high risk probability factor are given immediate attention. Regularly scheduled meetings address follow-up checklists and any new risks that have been identified. Annual updates to the process are also part of this program.

Asset/Liability Management

One aspect of risk management is asset/liability management. Like other financial institutions, Great Lakes Bank is subject to interest rate risk. Great Lakes Bank’s interest-earning assets could mature or reprice more rapidly than, or on a different basis from, its interest-bearing liabilities (primarily borrowings and deposits with short- and medium-term maturities) in a period of declining rates. Although having assets that mature or reprice more frequently on average than liabilities will be beneficial in times of rising interest rates, such an asset and liability structure will result in lower net interest income during periods of declining interest rates.

Great Lakes Bank monitors its interest rate sensitivity position and attempts to limit exposure to interest rate risk. Great Lakes Bank uses various techniques to identify and manage its interest rate risk. These include gap analysis and use of an earnings simulation model to analyze net interest income sensitivity and the net present value of equity under rate changes.

Great Lakes Bank’s policy is that the one-year cumulative gap should generally be within a range of plus or minus 35% at the one year point. As the table set forth below illustrates, the one-year gap was within this range as of December 31, 2002, with a positive one-year gap of 21.15%.

The following table illustrates the maturities or repricing of GLB Bancorp’s consolidated assets and liabilities at December 31, 2002, based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Prepayment assumptions have not been applied to fixed-rate mortgage loans. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Allocation of deposits other than time deposits to the various maturity and repricing periods is based upon management’s best estimate, taking into account, among other things, a proposed policy statement issued previously by the Federal Financial Institutions Examination Council in a joint regulatory release.

	Maturity or Repricing Periods at December 31, 2002
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Interest-Earning Assets:
Real estate mortgage loans (1)(2)	$4,421,654	$10,385,837	$26,196,197	$10,054,652	$51,058,340
Commercial loans (1)(2)	18,873,780	20,044,843	33,535,666	4,864,606	77,318,895
Consumer loans (1)(2)	4,874,151	621,234	1,700,805	2,750,062	9,946,252
Securities available for sale	4,674,075	—	—	5,000	4,679,075
Securities held to maturity, at par (2)	1,000,000	1,500,000	—	1,041,300	3,541,300
Cash interest-earning	2,998,740	—	—	—	2,998,740
Federal funds	29,509,654	—	—	—	29,509,654

Total Interest-Earning Assets	$66,352,054	$32,551,914	$61,432,668	$18,715,620	$179,052,256

Interest-Bearing Liabilities:
Certificates of deposit	$6,663,240	$20,478,723	$7,975,458	—	$35,117,421
Money market	22,151	26,001	28,907	—	77,059
Demand deposit accounts, interest-bearing	3,126,812	—	7,504,344	1,876,080	12,507,236
Savings accounts	24,727,826	—	49,773,209	12,443,340	86,944,375
Borrowings	3,000,000	—	5,143,900	—	8,143,900

Total Interest-Bearing Liabilities	$37,540,029	$20,504,724	$70,425,818	$14,319,420	$142,789,991

Interest Rate Sensitivity Gap	$28,812,025	$12,047,190	($8,993,150)	$4,396,200	$36,262,265
Cumulative Interest Rate Sensitivity Gap	$28,812,025	$40,859,215	$31,866,065	$36,262,265
Cumulative Interest Rate Sensitivity Gap as a Percent of Total Assets	14.91%	21.15%	16.49%	18.77%

(1)	For purposes of the gap analysis, mortgage and other loans are not reduced by the allowance for loan losses and non-performing loans.
(2)	For purposes of the gap analysis, premiums, unearned discounts, and deferred loan fees are excluded.

This analysis of interest-rate sensitivity has a number of limitations. The “gap” analysis above is based on assumptions concerning such matters as when assets and liabilities will reprice in a changing interest rate environment. Because these assumptions are no more than estimates, certain assets and liabilities indicated as maturing or repricing within a stated period might actually mature or reprice at different times and at different volumes from those estimated. The actual prepayments and withdrawals experienced by Great Lakes Bank in the event of a change in interest rates could deviate significantly from those assumed in calculating the data shown in the table. Certain assets, adjustable-rate loans for example, commonly have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Also, the renewal or repricing of certain assets and liabilities can be discretionary and subject to competitive and other pressures. The ability of many borrowers to service their debt could diminish in the event of an interest rate increase. Therefore, the gap table shown above does not and cannot necessarily indicate the actual future impact of general interest movements on net interest income.

Selected Quarterly Financial Data

The following is a summary of actual unaudited quarterly results:

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year to Date
Interest income	$2,452,712	$2,544,008	$2,572,414	$2,596,171	$10,165,305
Interest expense	879,333	868,729	888,838	877,302	3,514,202

Net interest income	1,573,379	1,675,279	1,683,576	1,718,869	6,651,103
Provision for loan losses	75,000	75,000	75,000	50,000	275,000
Non-interest income	311,850	199,169	272,823	319,129	1,102,971
Non-interest expense	1,317,992	1,446,888	1,493,548	1,532,590	5,791,018
Income tax expense	160,458	112,386	124,551	147,468	544,863

Net income	$331,779	$240,174	$263,300	$307,940	$1,143,193

Earnings per share basic, diluted	$0.14	$0.10	$0.11	$0.14	$0.49

2001
Interest income	$2,531,253	$2,565,051	$2,594,202	$2,477,346	$10,167,852
Interest expense	1,043,610	1,142,301	1,194,092	993,186	4,373,189

Net interest income	1,487,643	1,422,750	1,400,110	1,484,160	5,794,663
Provision for loan losses	97,500	97,500	75,000	50,000	320,000
Non-interest income	222,411	268,630	249,864	150,709	891,614
Non-interest expense	1,210,188	1,271,028	1,310,843	2,214,776	6,006,835
Income tax expense	139,954	110,401	90,536	93,552	434,443

Net income (loss)	$262,412	$212,451	$173,595	$(723,459)	$(75,001)

Earnings (loss) per share basic, diluted	$0.11	$0.09	$0.07	$(0.30)	$(0.03)

Critical Accounting Policies

GLB Bancorp maintains critical accounting policies for allowance for loan losses, valuation and determination of any impairment of securities, valuation of mortgage servicing rights and a deferred tax asset valuation allowance. Refer to notes 2, 3, 5 and 11 of the Notes to GLB Bancorp’s Consolidated Financial Statements beginning on page F-16 of this document for additional information.

Accounting and Reporting Developments

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The purpose of this interpretation is to provide guidance on how to identify a variable interest entity and determine when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a corporation’s consolidated financial statements. FIN 46 became effective upon issuance. GLB Bancorp has reviewed the provisions of this interpretation and believes that it does not have a material impact on its financial position, results of operations or cash flows.

In April of 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement will improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This Statement is effective for contracts entered into or modified after June 30, 2003. GLB Bancorp has reviewed the provisions of this statement and believes that it does not have a material impact on its financial position, results of operations or cash flows.

In May of 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement affects the accounting for three types of freestanding financial instruments that could previously be accounted for as equity. These three types are mandatorily redeemable shares, put options and forward purchase contracts and obligations that can be settled with shares. This Statement is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. GLB Bancorp has reviewed the provisions of this statement and believes that it does not have a material impact on its financial position, results of operations or cash flows.

Forward-Looking Statements

This document contains forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) about GLB Bancorp and Great Lakes Bank. Information incorporated in this document by reference, future filings by GLB Bancorp with the Securities and Exchange Commission, and future oral and written statements by GLB Bancorp and its management may also contain forward-looking statements. Forward-looking statements include statements about anticipated operating and financial performance, such as loan originations, operating efficiencies, loan sales, charge-offs and loan loss provisions, growth opportunities, interest rates, and deposit growth. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan” and similar expressions are intended to identify these forward-looking statements.

Forward-looking statements are necessarily subject to many risks and uncertainties. A number of things could cause actual results to differ materially from those indicated by the forward-looking statements. These include the factors we discuss immediately below, those addressed elsewhere in this document or identified in GLB Bancorp’s filings with the Securities and Exchange Commission, and those presented elsewhere by GLB Bancorp’s management from time to time. Many of the risks and uncertainties are beyond the control of GLB Bancorp. The following factors could cause GLB Bancorp’s operating and financial performance to differ materially from the plans, objectives, assumptions, expectations, estimates, and intentions expressed in forward-looking statements:

•	the strength of the United States economy in general and the strength of the local economies in which GLB Bancorp conducts its operations;

•	general economic conditions, either nationally or regionally, may be less favorable than we expect, resulting in a deterioration in the credit quality of Great Lakes Bank’s loan assets, among other things;

•	failure to consummate the merger with Sky Financial;

•	general volatility of the capital markets and the market price of our common shares and Sky Financial’s common shares;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest-rate policies of the Federal Reserve Board;

•	inflation, interest rate, market, and monetary fluctuations;

•	the development and acceptance of new products and services of Great Lakes Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services;

•	the willingness of users to substitute Great Lakes Bank’s products and services for those of competitors;

•	the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities, and insurance); and

•	changes in consumer spending and saving habits.

Forward-looking statements are based on our beliefs, plans, objectives, goals, assumptions, expectations, estimates, and intentions as of the date the statements are made. Investors should exercise caution because GLB Bancorp cannot give any assurance that its beliefs, plans, objectives, goals, assumptions, expectations, estimates and intentions will be realized. GLB Bancorp disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

DESCRIPTION OF SKY FINANCIAL CAPITAL SHARES

General

The following is a summary of the material terms of the Sky Financial capital shares. If you would like to review copies of the Sky Financial articles of incorporation and code of regulations, these documents are on file with the Securities and Exchange Commission. For further information on the rights of holders of Sky Financial common shares, see “Comparison of Certain Rights of Shareholders” below.

Sky Financial has authorized 150,000,000 common shares, without par value, of which 90,278,304 shares were issued and outstanding as of August 19, 2003, and 64,522 shares were held in treasury as of that date. Each outstanding Sky Financial common share is duly authorized, validly issued, fully paid and nonassessable. The holders of Sky Financial common shares have one vote per share on each matter on which shareholders are entitled to vote. Each Sky Financial common share has an associated preferred share purchase right pursuant to Sky Financial’s existing shareholder rights plan. Directors are elected for staggered, three year terms. Specifically, the Sky Financial Board is divided into three classes, one of which is elected annually. Upon liquidation or dissolution of Sky Financial, the holders of Sky Financial common shares are entitled to share ratably in the assets that remain after creditors have been paid.

In addition, Sky Financial has authorized 10,000,000 serial preferred shares, none of which are currently outstanding. The terms of the serial preferred shares are to be established by the Sky Financial Board; therefore, if Sky Financial were to issue serial preferred shares in the future, holders thereof might have preference over the holders of Sky Financial common shares in the event of a liquidation or dissolution and may have other rights that are superior to or in addition to the rights of holders of Sky Financial common shares. Serial preferred shares have a par value of $10.00 per share. Sky Financial common shares have no par value. Holders of Sky Financial common shares have no preemptive rights, subscription rights or conversion rights.

The Sky Financial Board determines whether to declare dividends and the amount of any dividends declared. Such determinations by the Sky Financial Board take into account Sky Financial’s financial condition, results of operations and other relevant factors. While management expects to maintain its policy of paying regular cash dividends, no assurances can be given that any dividends will be declared, or, if declared, what the amount of such dividends will be. See “The Merger—Dividends” on page 36.

The Bank of New York is the transfer agent and registrar for Sky Financial common shares and will be the exchange agent for the merger.

COMPARISON OF CERTAIN RIGHTS OF SHAREHOLDERS

Introduction

On the effective date of the merger, each GLB Bancorp common share, other than treasury shares, is expected to be converted into the right to receive 0.74 of a Sky Financial common share. As a consequence of the merger and the application of Ohio law, shareholders of GLB Bancorp will become shareholders of Sky Financial, and the Sky Financial articles of incorporation and the code of regulations will govern the rights of these new Sky Financial shareholders. GLB Bancorp, like Sky Financial, is an Ohio corporation, and therefore, the rights of shareholders of GLB Bancorp also are governed by Ohio law. The following is a summary of certain similarities and material differences between the rights of Sky Financial shareholders and GLB Bancorp shareholders.

These differences arise from differences between various provisions of the Sky Financial amended and restated articles of incorporation and amended and restated code of regulations and the GLB Bancorp amended and restated articles of incorporation and code of regulations. Although it is impractical to compare all of the aspects in which the companies’ charter documents differ with respect to shareholders’ rights, the following discussion summarizes the material significant differences between them and is qualified in its entirety by reference to the relevant provisions of Ohio law and the existing articles of incorporation and code of regulations of each of GLB Bancorp and Sky Financial.

Authorized Shares

Sky Financial.    The Sky Financial articles of incorporation provide for 150,000,000 Sky Financial common shares, without par value, and 10,000,000 Sky Financial preferred shares, par value $10.00 per share. No serial preferred shares are currently outstanding. If Sky Financial serial preferred shares were to be issued, the rights of holders of Sky Financial common shares would be subordinated in some respects to the rights of holders of Sky Financial serial preferred shares.

GLB Bancorp.    The GLB Bancorp articles of incorporation provide for 10,000,000 GLB Bancorp common shares, without par value, and 2,000,000 GLB Bancorp A Serial Preferred Shares, without par value. No preferred shares have been issued by GLB Bancorp nor may any be issued pursuant to the merger agreement.

Business Combinations

Sky Financial.    Under Ohio law, to effectuate a merger, the directors and the shareholders of the corporation that is not surviving the merger must adopt the merger agreement. For shareholder adoption, at least two-thirds of the shares entitled to vote must vote in favor of the merger agreement, unless the corporation’s articles of incorporation provide otherwise; however, a corporation’s articles may not provide for approval by less than a majority of the shares entitled to vote. In addition, if the articles of incorporation require adoption by a particular class of shareholders, those shareholders must also adopt the merger agreement as specified in the articles. Under the Sky Financial articles of incorporation, for shareholder approval of a merger agreement, a majority of shares entitled to vote must be voted in favor of the merger agreement.

Under Ohio law, the directors and shareholders of a domestic surviving corporation in a merger must also adopt the merger agreement if:

•	the articles or code of regulations of the surviving corporation require adoption of the merger agreement by shareholders;

•	the merger agreement conflicts with or changes the articles of incorporation or code of regulations of the surviving corporation;

•	the merger agreement authorizes any action that would otherwise require adoption by shareholders;

•	the merger involves the issuance or transfer of shares by the surviving corporation to the shareholders of the acquired corporation, and as a result of the transfer and immediately after consummation of the merger, the transferred shares would entitle these new shareholders to exercise at least one-sixth or more of the voting power of the surviving corporation in the election of directors; and

•	the merger agreement changes the directors of the surviving corporation in such a manner that shareholder approval is required.

This merger involves the exchange of Sky Financial common shares for GLB Bancorp common shares. However, GLB Bancorp shareholders who become Sky Financial shareholders will not be able to exercise more than one-sixth of the voting power in the election of Sky Financial directors. Consequently, the approval of Sky Financial’s shareholders of the merger agreement between Sky Financial and GLB Bancorp is not required.

GLB Bancorp.    GLB Bancorp’s articles of incorporation provide that the holders of GLB Bancorp common shares are entitled to one vote per share. Pursuant to the articles of incorporation, except for specific provisions relating to GLB Bancorp Serial Preferred Shares, the affirmative vote of the holders of record of a majority of the issued and outstanding GLB Bancorp common shares is required to approve the merger and the merger agreement with Sky Financial. If any GLB Bancorp Serial Preferred Shares are outstanding, then the affirmative vote of the holders a majority of the outstanding shares of that class that are entitled to vote on such proposals is required to approve the merger. In addition, the code of regulations of GLB Bancorp requires that the special meeting be called by the GLB Bancorp Board pursuant to a resolution adopted by a majority of the total number of authorized directors or at the written request of the holders of record of at least one half of the outstanding common shares entitled to vote at the meeting.

Number of Directors

Sky Financial.    Under Ohio law, a corporation’s articles of incorporation or code of regulations determines the number of directors, but, in most circumstances, the number may not be less than three. Unless the corporation has less than three shareholders and the articles of incorporation and code of regulations are silent, the number of directors is three. Unless the articles of incorporation or code of regulations provides otherwise, the shareholders may fix or change the number of directors at a shareholder meeting for the election of directors by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote. The Sky Financial code of regulations provides for no less than five and no more than 35 directors, the specific number of which is established by the Sky Financial Board from time to time. The Sky Financial Board has established the current number of directors at 17. To change the number of directors on the Sky Financial Board, the Sky Financial code of regulations requires the affirmative vote of 70% of the directors then in office.

GLB Bancorp.    The GLB Bancorp code of regulations provides for no less than five and no more than twelve directors, the specific number of which is established by the GLB Bancorp Board from time to time. The shareholders have established the current number of directors at twelve. To change the number of directors on the GLB Bancorp Board, the GLB Bancorp code of regulations requires the affirmative vote of a majority of the shares represented at a GLB Bancorp meeting and entitled to vote. The GLB Bancorp Board may appoint up to two additional directors between annual meetings, provided that in any case there are no more than twelve directors.

Classification of the Board of Directors

Sky Financial.    Under Ohio law, a corporation’s articles of incorporation or code of regulations may provide for the classification of directors into either two or three classes so long as (a) each class consists of at least three directors and (b) no director serves a term of office greater than three years. The Sky Financial code of regulations classifies the board of directors into three classes with approximately one-third of the directors elected each year. Consequently, for shareholders to change a majority of the directors on the board requires two annual meetings.

GLB Bancorp.    The GLB Bancorp Board consists of eleven directors, each of whom serves a one-year term. The GLB Bancorp Board is not classified into classes.

Nomination of Directors

Sky Financial.    Under the Sky Financial code of regulations, either the board of directors or any shareholder entitled to vote in the election of directors may nominate a candidate for the board of directors. Shareholder nominations must be made in writing and must include the written consent of each proposed nominee to serve as a director if elected. Shareholder nominations and the required consents must be received at Sky Financial’s principal executive offices no less than 60 and no more than 90 days prior to the shareholder meeting at which directors are to be elected. If, however, notice of the meeting is mailed or disclosed to shareholders less than 75 days before the meeting date, shareholder nominations and required consents must be received by the close of business on the 15th day after notice is mailed or public disclosure is made. A shareholder’s notice to Sky Financial nominating any person who is not an incumbent director must set forth:

•	the name, age, business address and residence address of each nominee;

•	the principal occupation or employment of each nominee;

•	the class and number of Sky Financial common shares that are beneficially owned by each nominee; and

•	any other information relating to each nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

GLB Bancorp.    Under the GLB Bancorp code of regulations, either the GLB Bancorp Board or any shareholder entitled to vote in the election of directors may nominate a candidate for the GLB Bancorp Board. Shareholder nominations must be made in writing at least thirty days prior to the date of the meeting. A shareholder’s notice to GLB Bancorp nominating any person must set forth:

•	the name, age, business address and residence address of each nominee;

•	the principal occupation or employment of each nominee;

•	the class and number of GLB Bancorp capital shares that are beneficially owned by each nominee; and

•	any other information relating to each nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or that would otherwise be required if any GLB Bancorp capital shares were registered under that act.

The shareholder’s notice to GLB Bancorp must also set forth as to the shareholder giving the notice:

•	the name and record address of the shareholder; and

•	the class and number of GLB Bancorp capital shares that are beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the shareholder.

Cumulative Voting

Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation are amended, in accordance with applicable procedures, to eliminate that right. Sky Financial’s and GLB Bancorp’s articles of incorporation have both been amended in accordance with the applicable Ohio law procedures to eliminate cumulative voting in the election of directors.

Vacancies on the Board

Under Ohio law, unless a corporation’s articles of incorporation or code of regulations provide otherwise, the remaining directors of a corporation may fill any vacancy in the board by the affirmative vote of a majority of the remaining directors. Directors elected to fill a vacancy serve the balance of the unexpired term. Each of Sky Financial’s and GLB Bancorp’s code of regulations defer to Ohio law regarding vacancies on the board so that directors can fill such vacancies.

Removal of Directors

Under Ohio law, shareholders do not have cumulative voting rights unless the corporation’s articles of incorporation or code of regulations provides otherwise. Therefore, shareholders may remove directors from office without cause by the affirmative vote of a majority of shares entitled to elect directors in place of those removed. The Sky Financial code of regulations provides, however, that a director may be removed with or without cause and only by the affirmative vote of 70% of the Sky Financial Board. GLB Bancorp’s code of regulations is silent as to removal of directors, and therefore, defers to Ohio law regarding director removal.

Special Meetings of Shareholders

Sky Financial.    Pursuant to Ohio law and the Sky Financial code of regulations, any of the following persons may call a special meeting of shareholders: the Chairman of the Board, the Chief Executive Officer, the President, the directors by action at a meeting, a majority of the directors acting without a meeting and holders of Sky Financial common shares representing at least 50% of the outstanding shares entitled to vote at the special meeting.

GLB Bancorp.    Pursuant to the GLB Bancorp code of regulations, the Chairman of the Board, the President or a Vice President, or the GLB Bancorp Board by action at a meeting, or a majority of the total number of directors, or the holders of record of at least one fourth of the outstanding shares entitled to vote at the meeting may generally call a special meeting of shareholders. However, where a special meeting relates to a change of control of the corporation or amendments to its articles of incorporation, the code of regulations of GLB Bancorp requires that the special meeting be called by the GLB Bancorp Board pursuant to a resolution adopted by a majority of the total number of authorized directors or at the written request of the holders of record of at least one half of the outstanding common shares entitled to vote at the meeting.

Corporate Action Without a Shareholder Meeting

Under Ohio law, unless a corporation’s articles of incorporation or code of regulations prohibits action by shareholders without a meeting, shareholders may act without a meeting on any action required or permitted to be taken at a shareholder meeting, provided that all shareholders entitled to notice of the meeting sign a writing authorizing the action, and the shareholders file this writing with the corporation. Neither Sky Financial’s nor GLB Bancorp’s articles of incorporation or code of regulations alter this right.

Amendments to Articles of Incorporation

Sky Financial.    Under Ohio law, shareholders may adopt amendments to the articles of incorporation by the affirmative vote of two-thirds of the shares entitled to vote on the proposal unless the corporation’s articles of incorporation provide for a greater or lesser vote; however, the articles of incorporation must require the vote of at least a majority of shares entitled to vote. The Sky Financial articles of incorporation provide that, except for specific provisions relating to an amendment with respect to Sky Financial serial preferred shares, shareholders may amend the articles of incorporation by the affirmative vote of a majority of the outstanding Sky Financial common shares voting as a class. If, however, the amendment to the articles of incorporation is inconsistent with or would have the effect of amending the code of regulations, then adoption of the amendment would require the same vote as would be required to amend the code of regulations.

GLB Bancorp.    The GLB Bancorp articles of incorporation provide that, except for specific provisions relating to GLB Bancorp Serial Preferred Shares, shareholders may amend the articles of incorporation by the affirmative vote of a majority of the outstanding GLB Bancorp capital shares entitled to vote on such proposals. If any GLB Bancorp Serial Preferred Shares are outstanding, then the affirmative vote of the holders a majority of the outstanding shares of that class that are entitled to vote is required to amend the GLB Bancorp articles of incorporation in certain manners that adversely affect the voting powers, rights or preferences of the GLB Bancorp Serial Preferred Shares.

Amendments to Code of Regulations

Sky Financial.    Under Ohio law, shareholders may amend or adopt regulations consistent with Ohio law and the corporation’s articles of incorporation, by the affirmative vote of a majority of shares entitled to vote if done at a shareholder meeting. For shareholders to amend the code of regulations without a meeting requires the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal. Ohio law provides that a corporation’s articles of incorporation or code of regulations may increase or decrease the required shareholder vote, but may not allow approval by less than a majority of the voting power. With one exception, the Sky Financial code of regulations requires the affirmative vote of only a majority of shares entitled to vote to amend the code of regulations. The exception is for any amendment with respect to the number, classification, election, term of office or removal of directors, which requires the affirmative vote of at least 75% of the shares entitled to vote unless the amendment has been recommended by at least 70% of the Sky Financial Board.

GLB Bancorp.    With two exceptions, the GLB Bancorp code of regulations requires the affirmative vote of a majority of the shares entitled to vote to amend the code or regulations or to adopt new regulations. The first exception is that the regulations can be amended or supplemented without a meeting only by the unanimous written consent of the shareholders of record. The second exception is that, under the GLB Bancorp articles of incorporation, if any GLB Bancorp Serial Preferred Shares are outstanding, then the affirmative vote of the holders of a majority of the outstanding shares of that class that are entitled to vote is required to amend the code of regulations in certain manners that adversely affect the voting powers, rights or preferences of the GLB Bancorp Serial Preferred Shares.

Preemptive Rights

If shareholders are entitled to preemptive rights, a corporation offering its shares for cash must provide those shareholders with the opportunity to purchase the offered shares in proportion to their current holdings at a fixed price before the corporation may offer the shares for sale to the public. Under current Ohio law, shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise. At the time the articles of incorporation of Sky Financial and GLB Bancorp were adopted, Ohio law stated that shareholders had preemptive rights unless the corporation’s articles of incorporation provided otherwise. Shareholders of Sky Financial and GLB Bancorp do not have preemptive rights.

Dividends

Under Ohio law, directors may declare dividends on outstanding shares of the corporation. The dividends may be paid in cash, property or shares of the corporation so long as the dividends do not exceed the combination of the surplus of the corporation and the difference between:

•	the reduction in surplus that results from the immediate recognition of the transition obligations under statement of financial accounting standards no. 106 (SFAS No. 106), issued by the financial accounting standards board; and

•	the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend if the corporation had elected to amortize its recognition of the transition obligation under SFAS No. 106.

Ohio law and Sky Financial’s articles of incorporation place other restrictions on the payment of dividends, including the following:

•	dividends may not be paid to shareholders of any class in violation of the rights of shareholders of any other class;

•	dividends may not be paid when the corporation is insolvent or when there is reasonable ground to believe that payment of the dividend would result in insolvency; and

•	if any portion of a dividend is paid out of capital surplus, the corporation must notify each shareholder receiving the dividend of the kind of surplus out of which the dividend is being paid.

Indemnification of Directors, Officers and Employees

Under Ohio law, generally, a corporation may indemnify any director, officer, employee or agent for reasonable expenses incurred in connection with the defense or settlement of any threatened, pending or completed action or suit related to the person’s position with the corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action or proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful. Ohio law requires a corporation to indemnify any person for reasonable expenses incurred if he or she was successful in the defense of any action, suit or proceeding or part thereof. Ohio law prohibits indemnification of a person finally judged to have been knowingly fraudulent or deliberately dishonest or who has acted with willful misconduct or in violation of applicable law. Finally, Ohio law requires a corporation to provide expenses to a person in advance of final disposition of the action, suit or proceeding if the person undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to indemnification.

Sky Financial.    The Sky Financial code of regulations provides for indemnification to the fullest extent permitted by law. In addition, Sky Financial has entered into indemnification agreements that expand the indemnification rights of directors. Pursuant to these agreements, indemnitees would receive the highest available of the following:

•	benefits provided by Sky Financial’s code of regulations as of the date of the indemnification agreement;

•	benefits provided by Sky Financial’s code of regulations in effect at the time the indemnification expenses are incurred;

•	benefits allowable under Ohio law in effect on the date of the indemnification agreement;

•	benefits allowable under the law of the jurisdiction under which Sky Financial exists at the time the indemnifiable expenses are incurred;

•	benefits available under liability insurance obtained by Sky Financial; or

•	such other benefits otherwise available to the indemnitees.

The indemnification rights granted under these agreements are subject, however, to some restrictions, including a provision that a corporation may not indemnify a person if a court determines by clear and convincing evidence that the person acted or failed to act with deliberate intent to cause injury to, or with reckless disregard for the best interests of, Sky Financial, and a provision that a corporation may not indemnify a person for any civil money penalty, judgment, liability or legal expense resulting from any proceeding instituted by any federal banking agency.

GLB Bancorp.    The GLB Bancorp articles of incorporation and code of regulations provide for indemnification of its directors, officers, employees and agents to the fullest extent permitted by Ohio law. GLB

Bancorp is authorized to purchase and maintain insurance for any director, officer, employee, agent or other person acting serving at the request of GLB Bancorp without regard to whether the corporation has the power to indemnify the person against the liability.

Limitation of Personal Liability of Directors

Under Ohio law, a director of an Ohio corporation shall not be found to have violated his or her fiduciary duties to the corporation or its shareholders unless there is proof by clear and convincing evidence that the director has not acted in good faith, in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, under Ohio law, a director is liable in damages for any action or failure to act as a director only if it is proved by clear and convincing evidence that such act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation, unless the corporation’s articles of incorporation or code of regulations make this provision inapplicable by specific reference. Neither of Sky Financial’s nor GLB Bancorp’s articles of incorporation and code of regulations make this provision inapplicable.

Anti-takeover Protection

Control Share Acquisition Provisions

A control share acquisition is the acquisition, directly or indirectly, by a person of shares that, when added to the voting power the person already has, would entitle the person to cast, for the first time, a percentage of votes within particular ranges as defined by statute.

Ohio law contains control share acquisition provisions that apply to a corporation unless the corporation’s articles of incorporation or code of regulations state that the control share acquisition provision does not apply. The Ohio control share acquisition provision prohibits a control share acquisition unless the shareholders of the corporation approve the acquisition by vote of a majority of shares represented at the meeting and of a majority of disinterested shares represented at the meeting.

Sky Financial.    The Sky Financial articles of incorporation provide that the relevant statutory control share acquisition provisions do not apply to Sky Financial.

GLB Bancorp.    GLB Bancorp is subject to the control share provisions, but under Ohio law, such provisions do not apply to the merger of Sky Financial and GLB Bancorp because such combination, if consummated, will have been approved by a majority vote of the holders of record of the issued and outstanding GLB Bancorp common shares.

Transactions Involving Interested Shareholders

Under Ohio law, an issuing public corporation is prohibited from entering into a “Chapter 1704 transaction,” defined below, with the direct or indirect beneficial owner of 10% or more of the corporation’s shares for at least three years after the shareholder attains 10% ownership unless, before the shareholder attains 10% ownership, the board of directors approves either the Chapter 1704 transaction or the purchase of shares resulting in 10% ownership.

A Chapter 1704 transaction is broadly defined to include, among other things:

•	a merger or consolidation involving the corporation and the 10% shareholder;

•	a sale or purchase of substantial assets between the corporation and the 10% shareholder;

•	a reclassification, recapitalization or other transaction proposed by the 10% shareholder that results in an increase in the proportion of shares beneficially owned by the 10% shareholder; and

•	the receipt by the 10% shareholder of a loan, guarantee, other financial assistance or tax benefit not received proportionately by all shareholders.

Ohio law restricts these types of transactions between a corporation and a 10% shareholder even after the three-year period. At that time, such a transaction may proceed only if:

•	the board of directors had approved the purchase of shares that gave the shareholder his 10% ownership;

•	the transaction is approved by the holders of shares of the corporation with at least two-thirds of the voting power of the corporation, or such other percent as the articles of incorporation specify, and at least a majority of the disinterested shares; or

•	the transaction results in shareholders other than the 10% shareholder receiving a prescribed fair price plus interest for their shares.

Sky Financial and GLB Bancorp currently are subject to this provision of Ohio law and have complied with such provision as the GLB Bancorp Board has specifically approved the merger (a Chapter 1704 transaction) with Sky Financial.

Anti-Greenmail Provisions

Under Ohio law, subject to some exceptions, a corporation may recover any profit realized from the disposition of equity securities by a person who, within 18 months before disposition, made a proposal or publicly disclosed the intention or possibility of making a proposal to acquire control of the corporation. Ohio law allows a corporation to opt out of this provision by specifically stating in its articles of incorporation or code of regulations that this provision does not apply. Sky Financial and GLB Bancorp currently are subject to this provision of Ohio law.

Shareholder Rights Plans

Sky Financial.    Sky Financial has a shareholder rights plan that was adopted July 21, 1998. The Sky Financial Board has declared a dividend of one preferred share purchase right for each share of Sky Financial common stock outstanding pursuant to the shareholder rights plan. This right also will be attached to each share of Sky Financial common stock subsequently issued, including the shares of Sky Financial common stock to be issued to GLB Bancorp shareholders in exchange for the GLB Bancorp common shares in the merger. If triggered, the shareholder rights plan would cause substantial dilution to a person or group of persons that acquires more than 10% of Sky Financial’s outstanding common stock on terms not approved by the Sky Financial Board. This shareholder rights plan could discourage or make more difficult a merger, tender offer or other similar transaction with Sky Financial.

GLB Bancorp.    GLB Bancorp does not have a shareholder rights plan.

EXPERTS

Crowe Chizek and Company LLC has audited the consolidated financial statements of Sky Financial as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, incorporated by reference in this document, as set forth in their report that also is incorporated by reference. We have incorporated by reference the financial statements audited by Crowe Chizek and Company LLC based on their report given on the authority of such firm as experts in accounting and auditing. On February 19, 2003, Sky Financial selected Deloitte and Touche LLP as its independent public accountants. The change was effective with the filing of Sky Financial’s Annual Report on Form 10-K on March 3, 2003.

The financial statements of GLB Bancorp as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINION

Squire, Sanders & Dempsey L.L.P. has rendered a legal opinion stating that Sky Financial has duly authorized the issuance of the Sky Financial common shares offered hereby and that the common shares, when issued in accordance with the merger agreement, will be validly issued and outstanding, fully paid and non-assessable.

INDEMNIFICATION

The code of regulations of Sky Financial provides that Sky Financial will indemnify any director or officer of Sky Financial or any person who is or has served at the request of Sky Financial as a director, officer or trustee of another corporation, joint venture, trust or other enterprise and his or her heirs, executors and administrators against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually or reasonably incurred because he or she is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. This indemnification is to the full extent and according to the procedures and requirements of Ohio law.

In addition, Sky Financial has entered into indemnification agreements with each of its directors that expand the indemnitees’ rights in the event that Ohio law and Sky Financial’s code of regulations are further changed. The indemnification rights available under the agreements are subject to some exclusions, including a provision that no indemnification shall be made if a court determines by clear and convincing evidence that the indemnitee has acted or failed to act with deliberate intent to cause injury to, or with reckless disregard for the best interests of, Sky Financial, and a provision that a corporation may not indemnify a person for any civil money penalty, judgment, liability or legal expense resulting from any proceeding instituted by the Office of the Comptroller of the Currency.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Sky Financial pursuant to the foregoing provisions, Sky Financial has been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

SHAREHOLDER PROPOSALS

The date for the GLB Bancorp 2004 annual meeting of shareholders has not yet been scheduled pending the consideration by the GLB Bancorp shareholders of the merger at the GLB Bancorp special meeting as described in this document. In the event that the GLB Bancorp 2004 annual meeting of shareholders is held, proposals of shareholders intended to be presented at that meeting must have been received by November 16, 2003, for inclusion in GLB Bancorp’s proxy statement and form of proxy relating to the 2004 annual meeting of shareholders. If the notice was not received by GLB Bancorp by that date, the proposal may not be included in its proxy statement or form of proxy. A shareholder desiring to present a proposal at the 2004 annual meeting without seeking to include the proposal in GLB Bancorp’s proxy materials for that meeting should provide notice of the proposal to GLB Bancorp no later than January 31, 2004. If the shareholder fails to comply with this time frame, GLB Bancorp will be entitled to use its discretionary voting authority on that proposal, without any discussion of the matter in GLB Bancorp’s proxy materials.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows Sky Financial to “incorporate by reference” information into this document, which means that Sky Financial can disclose important information to you by referring you to other information it has filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.

This proxy statement/prospectus incorporates by reference the documents set forth below that Sky Financial has previously filed with the Securities and Exchange Commission. These documents contain important information about Sky Financial. You should read this document together with the information incorporated by reference.

Sky Financial SEC Filings (File No. 0-18209)	Period or Date Filed
Annual Report on Form 10-K	Year ended:	• December 31, 2002

Proxy Statement for 2003 Annual Meeting of Shareholders	Filed on:	• March 3, 2003

Quarterly Reports on Form 10-Q	Filed on:	• April 30, 2003 • August 12, 2003

Current Reports on Form 8-K	Filed on:	• March 3, 2003 • June 5, 2003

Registration Statement on Form 8-A (description of Sky Financial common shares)	Filed on:	• *January 23, 1990

Registration Statement on Form 8-A (description of Sky Financial preferred share purchase rights)	Filed on:	• *September 17, 1998

*	Filed under the name “Citizens Bancshares, Inc.”

Sky Financial also is incorporating by reference additional documents that it files with the Securities and Exchange Commission between the initial filing of this document and the date of effectiveness of this document and between the date of this document and the date of the GLB Bancorp special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

FORWARD-LOOKING STATEMENTS

We believe this document contains some forward-looking statements with respect to the financial condition, results of operations and business of Sky Financial following the consummation of the merger. These forward-looking statements involve risk and uncertainty. It should be noted that a variety of factors could cause Sky Financial’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

•	competitive pressure in the banking industry increases significantly;

•	the merger may not be consummated because of, among other things, the failure to obtain required shareholder or governmental approvals, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	changes occur in the interest rate environment that reduce margins;

•	changes in legislation occur that adversely impact the banking industry;

•	acts of war or terrorism could result in restricted operations, unplanned downtime and other unanticipated results; and

•	general economic conditions, either nationally or in the area in which the combined company will be doing business, are less favorable than expected.

Further information on other factors that could affect the financial results of Sky Financial after the merger is included in the Securities and Exchange Commission filings incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

Sky Financial filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Sky Financial common shares to be issued to GLB Bancorp shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Sky Financial in addition to being a proxy statement of GLB Bancorp for the GLB Bancorp special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information. As allowed by Securities and Exchange Commission rules, this document does not contain all the information contained in the registration statement or in the annexes, exhibits and schedules to the registration statement.

Both Sky Financial and GLB Bancorp are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission’s Public Reference Room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its Regional Office located at Citicorp Center, 500 West Michigan Street, Suite 1400, Chicago, Illinois 60661-2511. At no charge to you, you may request copies of GLB Bancorp’s publicly filed documents by contacting Cheryl Jean Mihitsch, Corporate Secretary, GLB Bancorp, Inc., 7001 Center Street, Mentor, Ohio 44060, telephone (440) 974-0000.

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings also are available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, our filings can be inspected at Nasdaq Stock Market, 1735 K Street, Washington, DC 20006. You may also access Sky Financial’s filings on its web site, www.skyfi.com.

You should rely only on the information contained or incorporated by reference in this document to decide how to vote on the merger. We have not authorized anyone to provide you with information that is different from or in addition to what is contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where it is unlawful to offer to exchange or sell or to ask for offers to exchange or buy the securities offered by this document or to ask for proxies, or if you are a person to whom it is unlawful to direct those activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

GLB BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

Assets	June 30, 2003	December 31, 2002
Cash and due from banks	$13,832,383	$13,873,900
Federal funds sold	33,637,159	29,509,654

Total Cash and Cash Equivalents	47,469,542	43,383,554
Securities Available for Sale	4,750,523	4,679,075
Securities Held to Maturity	3,887,517	2,521,063
Loans, net of allowance for loan losses	144,907,829	136,880,993
Federal Home Loan Bank stock, at cost	1,061,900	1,041,300
Premises and equipment, net	3,030,156	3,151,128
Intangibles, net	446,360	466,202
Other assets	1,159,007	1,093,659

Total Assets	$206,712,834	$193,216,974

Liabilities and Shareholders’ Equity
Liabilities
Non-interest bearing demand deposits	$22,544,370	$20,176,549
Interest bearing demand deposits	13,316,766	12,584,295
Savings accounts	94,788,226	86,944,375
Certificates of deposit	44,970,728	35,117,421

Total Deposits	175,620,090	154,822,640

Federal Home Loan Bank advances	0	8,143,900
Accrued expenses and other liabilities	1,135,789	1,215,850

Total Liabilities	176,755,879	164,182,390

Shareholders’ Equity
Common Stock, no par value; 10 million shares authorized; 2,347,925 shares issued and outstanding at a stated value of $2.50	5,869,813	5,869,813
Additional Paid-In Capital	20,908,699	20,908,699
Retained Earnings	2,164,838	1,568,935
Accumulated Other Comprehensive Income	1,013,605	687,137

Total Shareholders’ Equity	29,956,955	29,034,584

Total Liabilities and Shareholders’ Equity	$206,712,834	$193,216,974

See accompanying notes to financial statements.

GLB BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Interest Income:
Loans	$2,427,070	$2,332,221	$4,867,382	$4,585,161
Federal funds sold	102,480	128,510	193,852	256,440
Securities	73,080	83,277	149,915	155,119

Total Interest Income	2,602,630	2,544,008	5,211,149	4,996,720
Interest Expense:
Deposits	727,872	725,268	1,436,916	1,453,572
FHLB advances	11,049	143,461	95,301	294,490

Total Interest Expense	738,921	868,729	1,532,217	1,748,062

Net Interest Income	1,863,709	1,675,279	3,678,932	3,248,658
Provision for loan losses	75,000	75,000	150,000	150,000

Net Interest Income After Provision	1,788,709	1,600,279	3,528,932	3,098,658

Non-Interest Income:
Service charges on demand deposits	131,817	105,702	252,212	199,239
Other loan fees	79,911	80,614	154,676	142,433
Other service charges and fees	77,916	78,442	143,009	147,794
Other non-interest income	62,006	0	62,006	0
Gain on securities available for sale	218,159	0	218,159	0
Mortgage banking activities, net	59,905	(65,589)	109,834	21,553

Total Non-Interest Income	629,714	199,169	939,896	511,019
Non-Interest Expense:
Compensation and related benefits	778,270	700,323	1,505,191	1,350,463
Office occupancy and equipment, net	332,844	324,952	672,566	614,792
Professional fees	55,449	53,701	115,414	102,983
Advertising	33,745	35,303	66,044	61,113
Amortization of deposit base intangible	7,680	7,680	15,360	15,360
Ohio franchise tax	42,750	39,750	85,500	79,500
Data processing	78,247	73,599	153,630	147,349
Office supplies and printing	50,081	56,073	92,377	91,986
Credit card processing	40,665	32,117	74,422	59,875
Other operating expenses	293,840	123,390	453,375	241,459

Total Non-Interest Expenses	1,713,571	1,446,888	3,233,879	2,764,880

Income Before Income Tax Expense	704,852	352,560	1,234,949	844,797
Federal and State Income Tax Expense	209,832	112,386	380,774	272,844

Net Income	$495,020	$240,174	$854,175	$571,953

Basic earnings per share	$0.21	$0.10	$0.36	$0.24

Diluted earnings per share	$0.21	$0.10	$0.36	$0.24

See accompanying notes to financial statements.

GLB BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2003	2002
Cash flows from operating activities:
Net income	$854,175	$571,953
Adjustments required to reconcile net income to net cash provided by operating activities:
Amortization of deposit base intangible	15,360	15,360
Valuation allowance/amortization of mortgage servicing rights	173,381	77,104
Depreciation	176,780	174,968
Premium amortization and discount accretion, net	18,266	14,431
Net deferred loan origination fees and costs	49,666	(7,425)
Origination of loans held for sale	(20,195,046)	(3,905,905)
Proceeds from sale of loans held for sale	20,336,345	3,944,028
Gain on sale of loans held for sale	(228,556)	(58,300)
Provision for loan losses	150,000	150,000
Origination of mortgage servicing rights	(168,899)	(40,185)
Increase in other assets	(65,348)	(512,716)
Increase (Decrease) in accrued expenses and other liabilities	(248,242)	93,461

Net cash provided by operating activities:	867,882	516,774

Cash flows from investing activities:
Purchases of securities available for sale	0	(10,100)
Sales of securities available for sale	423,201	0
Purchases of securities held to maturity	(2,384,720)	(2,554,168)
Maturities and payments of securities held to maturity	1,000,000	2,000,000
Purchase of FHLB stock	(20,600)	(22,900)
Origination of loans, net of principal collected	(8,139,245)	(10,304,837)
Purchases of premises and equipment	(59,894)	(225,654)
Disposals of premises and equipment	4,086	0

Net cash used in investing activities:	(9,177,172)	(11,117,659)

Cash flows from financing activities:
Dividends paid to shareholders	(258,272)	0
Net increase in deposits	20,797,450	11,611,982
Cash repayments of FHLB advances	(8,143,900)	(2,500,000)

Net cash provided by financing activities:	12,395,278	9,111,982

Net increase (decrease) in cash and cash equivalents	4,085,988	(1,488,903)
Cash and cash equivalents at beginning of period	43,383,554	43,413,772

Cash and cash equivalents at end of period	$47,469,542	$41,924,869

Supplemental disclosures of cash flow information:
Interest paid on deposits and borrowings	$1,496,583	$1,784,559

Federal Income taxes paid	$270,000	$280,000

See accompanying notes to financial statements.

GLB BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1.    BASIS OF PRESENTATION

GLB Bancorp, Inc. is a one-bank holding company that owns all of the outstanding common shares of Great Lakes Bank (the Bank). The Corporation, a consolidation of the holding company and the Bank, was incorporated under Ohio law in March 1997 with the reorganization of the Bank completed in September 1997.

The accompanying unaudited consolidated financial statements have been prepared in accordance with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America. However, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods. Certain amounts in prior consolidated financial statements have been reclassified to conform to the June 30, 2003 presentation.

The results of operations and cash flows reported for the period ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003. The unaudited consolidated financial statements and notes included herein should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2002, contained in the Corporation’s 2002 Annual Report and the Corporation’s Form 10-KSB filed for December 31, 2002.

Note 2.    EARNINGS PER SHARE

The following table reconciles the weighted average shares outstanding and the income available to common shareholders used for basic and diluted earnings per share for the six months ended June 30, 2003 and 2002. Each year presented has been adjusted to reflect a ten percent stock dividend in 2002.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002
Weighted average number of common shares outstanding used in basic earnings per common share calculation	2,347,925	2,347,925	2,347,925	2,347,925
Dilutive effect of stock options	10,105	6,354	9,806	5,559

Weighted average number of common shares outstanding adjusted for effect of dilutive options used in diluted EPS calculation	2,358,030	2,354,279	2,357,731	2,353,484

Net income	$495,020	$240,174	$854,175	$571,953
Basic earnings per share	$0.21	$0.10	$0.36	$0.24
Diluted earnings per share	$0.21	$0.10	$0.36	$0.24

GLB BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Note 3.    COMPREHENSIVE INCOME

The Corporation’s comprehensive income for three and six months ended June 30, 2003 and 2002 were as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002
Net Income	$495,020	$240,174	$854,175	$571,953
Other comprehensive income:
Change in unrealized gain (loss) on securities available for sale, net of tax	(96,182)	414,684	326,468	478,807

Comprehensive income	$398,838	$654,858	$1,180,643	$1,050,760

Note 4.    STOCK-BASED COMPENSATION

The Corporation sponsors a stock option and incentive plan for the benefit of its employees. In December 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amended Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 148 requires companies electing not to expense stock options to provide the pro forma net income and earnings per share information not only annually, but also on a quarterly basis. No stock-based compensation costs are reflected in net income since all stock options were granted with an exercise price equal to the market price on the date of grant, consistent with the provisions of Accounting Principles Board (APB) Opinion No. 25.

The following table illustrates the effect on net income and earnings per share had compensation costs for stock options been measured using Statement No. 123:

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
Net income
As reported	$495,020	$240,174	$854,175	$571,953
Pro forma	$453,470	$215,609	$812,625	$547,388
Basic and diluted earnings per share
As reported	$0.21	$0.10	$0.36	$0.24
Pro forma	$0.19	$0.09	$0.35	$0.23

Independent Auditors’ Report

The Board of Directors

GLB Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of GLB Bancorp, Inc. and subsidiary (the “Corporation”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GLB Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

KPMG LLP

January 31, 2003

GLB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2002 and 2001

Assets	2002	2001
Cash and due from banks	$13,873,900	$9,207,242
Federal funds sold	29,509,654	34,206,530

Total cash and cash equivalents	43,383,554	43,413,772
Securities available for sale, at fair value	4,679,075	3,636,037
Securities held to maturity (fair value of $2,532,188 and $2,008,750 at December 31, 2002 and 2001, respectively)	2,521,063	1,999,592
Loans, net	136,880,993	111,150,086
Federal Home Loan Bank stock, at cost	1,041,300	994,700
Premises and equipment, net	3,151,128	3,196,769
Intangibles, net	466,202	535,507
Other assets	1,093,659	944,861

Total assets	$193,216,974	$165,871,324

Liabilities and Shareholders’ Equity
Liabilities:
Deposits:
Non-interest bearing demand deposits	$20,176,549	$18,990,170
Interest bearing demand deposits	12,584,295	10,494,030
Savings accounts	86,944,375	66,744,275
Certificate of deposit accounts	35,117,421	30,992,176

Total deposits	154,822,640	127,220,651
Federal Home Loan Bank advances	8,143,900	10,643,900
Accrued expenses and other liabilities	1,215,850	796,784

Total liabilities	$164,182,390	$138,661,335

Commitments and contingencies
Shareholders’ equity:
Common stock, no par value; 10,000,000 shares authorized; 2,347,925 and 2,134,506 shares issued and outstanding at December 31, 2002 and 2001, respectively, at stated value of $2.50	$5,869,813	$5,336,265
Additional paid-in capital	20,908,699	19,156,530
Retained earnings	1,568,935	2,711,797
Accumulated other comprehensive income	687,137	5,397

Total shareholders’ equity	29,034,584	27,209,989

Total liabilities and shareholders’ equity	$193,216,974	$165,871,324

See accompanying notes to consolidated financial statements.

GLB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Operations

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income:
Loans	$9,335,132	$8,907,458	$8,184,571
Federal funds sold	508,389	931,807	625,913
Securities	321,784	328,587	310,638

Total interest income	10,165,305	10,167,852	9,121,122

Interest expense:
Deposits	2,996,009	3,494,939	2,661,427
FHLB advances	518,193	878,250	691,721

Total interest expense	3,514,202	4,373,189	3,353,148

Net interest income	6,651,103	5,794,663	5,767,974
Provision for loan losses	275,000	320,000	367,500

Net interest income after provision for loan losses	6,376,103	5,474,663	5,400,474

Non-Interest Income:
Service charges on demand deposits	426,761	387,843	340,261
Other loan fees	296,800	252,959	230,653
Other service charges and fees	309,714	305,182	207,695
Mortgage banking activities, net	69,696	(54,370)	63,279

Total non-interest income	1,102,971	891,614	841,888

Non-Interest Expenses:
Compensation and related benefits	2,867,947	2,431,681	2,179,747
Office occupancy and equipment, net	1,289,105	1,103,630	968,214
Professional fees	210,785	201,555	139,031
Advertising	137,194	121,246	120,235
Amortization of goodwill	—	44,080	44,080
Amortization of deposit base intangible	30,719	30,719	30,719
Ohio franchise tax	157,011	203,959	128,000
Data processing	291,300	272,606	249,562
Office supplies and printing	173,906	170,176	137,805
FDIC deposit insurance	21,893	17,740	16,543
Credit card processing	134,019	106,876	106,729
Impairment loss on securities available for sale	—	907,411	—
Other operating expense	477,139	395,156	364,104

Total non-interest expenses	5,791,018	6,006,835	4,484,769

Income before income tax expense	1,688,056	359,442	1,757,593
Income tax expense
Federal—Current	611,849	437,683	624,522
Federal—Deferred	(76,333)	(34,967)	(58,134)
State	9,347	31,727	52,628

Total income tax expense	544,863	434,443	619,016

Net income (loss)	$1,143,193	$(75,001)	$1,138,577

Earnings (loss) per share basic, diluted	$0.49	$(0.03)	$0.49

Prior periods have been restated due to the ten percent stock dividend in 2002.

See accompanying notes to consolidated financial statements.

GLB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2002, 2001 and 2000

	Common stock	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 1999	$5,334,765	$19,152,715	$1,648,221	$(506,896)	$25,628,805
Comprehensive income:
Change in unrealized loss on securities available for sale, net of tax	—	—	—	23,054	23,054
Net income	—	—	1,138,577	—	1,138,577

Total comprehensive income					1,161,631

Balance at December 31, 2000	5,334,765	19,152,715	2,786,798	(483,842)	26,790,436
Comprehensive income:
Change in unrealized gain on securities available for sale, net of tax	—	—	—	489,239	489,239
Net loss	—	—	(75,001)	—	(75,001)

Total comprehensive income					414,238

Issuance of 600 shares of common stock under stock option plans	1,500	3,815	—	—	5,315

Balance at December 31, 2001	5,336,265	19,156,530	2,711,797	5,397	27,209,989
Comprehensive income:
Change in unrealized gain on securities available for sale, net of tax	—	—	—	681,740	681,740
Net income	—	—	1,143,193	—	1,143,193

Total comprehensive income					1,824,933

Stock dividend issued, 213,419 shares	533,548	1,752,169	(2,285,717)	—	—
Cash paid in lieu of fractional shares	—	—	(338)	—	(338)

Balance at December 31, 2002	$5,869,813	$20,908,699	$1,568,935	$687,137	$29,034,584

	For The Years Ended December 31,
	2002	2001	2000
Disclosure of Reclassification Amount:
Unrealized holding gains (losses) arising during the period, net of tax effect of $351,198 ($45,208) and $12,413, for the years ended December 31, 2002, 2001 and 2000, respectively	$681,740	$(109,652)	$23,054
Less reclassification adjustment for gains and losses included in net income (loss)	—	598,891	—

Change in unrealized gain on securities available for sale, net of tax	$681,740	$489,239	$23,054

See accompanying notes to consolidated financial statements.

GLB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$1,143,193	$(75,001)	$1,138,577
Adjustments required to reconcile net income to net cash provided by operating activities:
Amortization of goodwill	—	44,080	44,080
Amortization of deposit base intangible	30,719	30,719	30,719
Valuation allowance/amortization of mortgage servicing rights	189,913	283,890	22,622
Impairment loss on securities available for sale	—	907,411	—
Depreciation	322,716	309,348	306,439
Premium amortization and discount accretion, net	32,697	(11,321)	(25,596)
Net deferred loan origination fees and costs	63,966	83,550	(13,922)
Origination of loans held for sale	(16,818,177)	(17,628,313)	(4,776,168)
Proceeds from sale of loans held for sale	16,914,428	17,666,755	4,763,318
Gain on sale of loans held for sale	(173,906)	(161,100)	(35,372)
Provision for loan losses	275,000	320,000	367,500
Origination of mortgage servicing rights	(151,327)	(227,950)	(64,102)
Increase in other assets	(148,798)	(4,854)	(214,741)
Increase (decrease) in accrued expenses and other liabilities	144,201	(48,697)	77,459
Deferred federal income taxes	(76,333)	(34,967)	(58,134)

Net cash provided by operating activities	1,748,292	1,453,550	1,562,679

Cash flows from investing activities:
Purchases of securities available for sale	(10,100)	—	—
Purchases of securities held to maturity	(3,054,168)	(1,999,300)	(1,463,142)
Maturities and payments of securities held to maturity	2,500,000	2,000,000	1,500,000
Purchase of FHLB stock	(46,600)	(356,400)	(85,600)
Origination of loans, net of principal collected	(25,992,218)	(5,476,189)	(18,847,643)
Purchases of premises and equipment	(313,565)	(403,097)	(204,195)
Disposals of premises and equipment	36,490	—	28,454

Net cash used in investing activities	(26,880,161)	(6,234,986)	(19,072,126)

Cash flows from financing activities:
Net proceeds from issuance of common stock	—	5,315	—
Cash fractional share payment on 10% stock dividend	(338)	—	—
Net increase in deposits	27,601,989	36,916,801	8,159,187
Cash proceeds from FHLB advances	—	8,143,900	3,768,900
Cash repayments of FHLB advances	(2,500,000)	(10,043,900)	(1,725,000)

Net cash provided by financing activities	25,101,651	35,022,116	10,203,087

Net increase (decrease) in cash and cash equivalents	(30,218)	30,240,680	(7,306,360)
Cash and cash equivalents at beginning of year	43,413,772	13,173,092	20,479,452

Cash and cash equivalents at end of year	$43,383,554	$43,413,772	$13,173,092

Supplemental disclosure of cash flow information—
Interest paid on Deposits and Borrowings	$3,556,001	$4,313,584	$3,312,200
Federal Income taxes paid	$695,000	$450,835	$697,887

See accompanying notes to consolidated financial statements.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

(1) Nature of Operations and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of GLB Bancorp, Inc. (the “Corporation”) and its wholly-owned subsidiary, Great Lakes Bank, an Ohio-chartered bank (the “Bank”). All significant intercompany transactions and balances have been eliminated in consolidation.

The Corporation’s activities are considered to be a single industry segment for financial reporting purposes. GLB Bancorp, Inc. is a one-bank holding company engaged primarily in providing deposit and lending services to individuals and small to medium-sized businesses within Lake County, Ohio. The Bank offers its banking services through its main office and branches located in Mentor, Mentor on the Lake, Painesville, Wickliffe, Eastlake, Madison, Concord, Willoughby, Willoughby Hills and Mayfield Heights, Ohio. The deposit products offered by the Bank include checking and savings accounts and certificates of deposit. The Bank’s lending services focus primarily on secured lending both for commercial real estate and single-family lending. The majority of the Bank’s income is derived from commercial, mortgage, and retail lending activities. The Bank is subject to competition from other financial institutions and is regulated by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

(a)    Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses, the fair value of securities available for sale and the fair value of the mortgage servicing rights.

(b)    Cash and Cash Equivalents

The Corporation considers all highly liquid debt instruments with purchased maturities of three months or less to be cash equivalents. For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statements of financial condition captions “Cash and due from banks” and “Federal funds sold.”

(c)    Securities

The Corporation classifies its securities as either held to maturity or available for sale as the Corporation does not hold any securities considered to be trading. Securities which are classified as being held to maturity are carried at amortized cost, as adjusted for the amortization of premiums and accretion of discounts using a level yield method. The Corporation has the ability and positive intent to hold these securities to maturity. Securities available for sale are carried at fair value with unrealized gains and losses included as a component of accumulated other comprehensive income. A decline in fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in establishment of a new cost basis for the security.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

(d)    Loans

Loans receivable are carried at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees. Interest on loans is credited to income as earned. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms.

Impaired loans include all nonaccrual and restructured commercial real estate and other commercial loans. Residential real estate and consumer loans are excluded from the definition of an impaired loan. Loan impairment is measured as the present value of expected future cash flows discounted at the loan’s initial interest rate, the fair value of the collateral of an impaired collateral dependent loan or an observable market price. Interest income on impaired loans is recognized on a cash-basis method.

Loan origination fees and certain direct loan origination costs are deferred, and the net amounts are amortized as an adjustment of the related loan’s yield using the effective yield method over the contractual life of the related loans.

The Corporation originates some mortgage loans with the intent to sell. These loans are sold as soon as the application is taken. Mortgage servicing rights associated with loans originated and sold, where servicing is retained, are capitalized and included in intangible assets in the statement of financial condition. The servicing rights capitalized are amortized over the estimated life of the individual loan. Management measures impairment of servicing rights based on predominant risk characteristics of the underlying serviced loans such as type, fixed and adjustable rate loans, original terms, and interest rates. Any impairment is recorded as a valuation allowance to mortgage banking activities, net.

(e)    Allowance for Loan Losses

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon the review of individual credits, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, and other pertinent factors. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(f)    FHLB Stock

Federal law requires a member institution of the Federal Home Loan Bank system to hold common stock of its district FHLB according to a predetermined formula. This investment is stated at cost, which represents redemption value, and may be pledged to secure FHLB advances.

(g)    Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

(h)    Intangible Assets

Intangible assets include goodwill, a deposit based intangible and mortgage servicing rights. Goodwill is the excess of the purchase price over the fair value of net assets. Management ceased amortization of its goodwill (see footnote 5) as of December 31, 2001. Annual reviews are being performed to determine if any impairment has occurred. The deposit base intangible is being amortized over 10 years, the estimated period to be benefited, based on the present value of cash flows. Mortgage servicing rights are included in the loan footnote (1)(d) above. On a periodic basis, the Corporation reviews its intangible assets and estimated useful lives for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable.

(i)    Federal Income Taxes

The Corporation and the Bank file consolidated tax returns.

The Corporation accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(j)    Stock-Based Compensation

The Corporation’s stock-based compensation plan is accounted for based on the intrinsic value method for measurement and recognition set forth in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees.” Accordingly, no compensation cost has been recognized.

(k)    Earnings (Loss) Per Share

The following table reconciles the weighted average shares outstanding and the income available to common shareholders used for basic and diluted earnings (loss) per share with the prior year’s numbers being adjusted for the ten percent stock dividend in 2002:

	Year ended December 31,
	2002	2001	2000
Weighted average number of common shares outstanding used in basic earnings (loss) per common share	2,347,925	2,347,343	2,347,297
Dilutive effect of stock options	5,634	2,635	830

Weighted average number of common shares outstanding, adjusted for effect of dilutive options used in diluted EPS calculation	2,353,559	2,349,978	2,348,127

Net income (loss)	$1,143,193	$(75,001)	$1,138,577

Earnings (loss) per share basic, diluted	$0.49	$(0.03)	$0.49

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

(l) New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 143, “Accounting for Asset Retirement Obligations.” Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. Statement 143 was effective for fiscal years beginning after June 14, 2001. The Corporation adopted Statement 143 on January 1, 2002 and it did not have an impact on its financial position, results of operations or cash flows.

In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Statement 144 addresses financial accounting and reporting, creating a single accounting model for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121 and the accounting and reporting provisions of APB Opinion No. 30. Statement 144 was effective for fiscal years beginning after December 15, 2001. The Corporation adopted Statement 144 on January 1, 2002 and it did not have an impact on its financial position, results of operations or cash flows.

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers” and amends FASB Statement No. 13, “Accounting for Leases” which was written to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections. The provisions of this statement related to the recission of Statement No. 4 shall be for fiscal years beginning after May 15, 2002 and as it relates to Statement No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of FASB No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Corporation has reviewed the provisions of Statement No. 145 and believes that it will not have a material impact on its financial position, results of operations or cash flows.

In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Corporation has reviewed the provisions of Statement No. 146 and believes that it will not have a material impact on its financial position, results of operations or cash flows.

In October 2002, the FASB issued Statement No. 147, “Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9.” These prior FASB Statements provided guidance on the application of the purchase method in acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9, and requires that those transactions be accounted for in accordance with FASB Statements No. 141 and 142. Therefore long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

intangible assets are subject to the same measurement and testing for impairment that Statement 144 requires for other long-lived assets that are held and used. This Statement clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of this Statement were effective on October 1, 2002. This Statement did not have a material impact on the Corporation’s financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Statement 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123. The provisions of this Statement are effective for fiscal years ending after December 15, 2002 and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Corporation adopted Statement No. 148 for the year ended December 31, 2002, and it did not have a material impact on its financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 clarifies the requirements of SFAS 5, “Accounting for Contingencies,” relating to guarantees. The interpretation expands the disclosures to be made by a guarantor in its financial statements and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Corporation does not expect the requirements of FIN 45 to have a material impact on its financial position, results of operations or cash flows.

(2)    Securities

A summary of securities at December 31, 2002 and 2001, follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002
Securities held to maturity:
United States government and agency obligations	$2,521,063	$11,125	—	$2,532,188

Securities available for sale:
Equity securities	$3,637,959	$1,041,116	—	$4,679,075

2001
Securities held to maturity:
United States government and agency obligations	$1,999,592	$9,158	—	$2,008,750

Securities available for sale:
Equity securities	$3,627,859	$8,178	—	$3,636,037

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

At December 31, 2001, the securities available for sale were deemed to be impaired. Therefore a write-down of the securities available for sale portfolio was recorded in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” During 2002, the securities available for sale regained their value, as seen in the table above for 2002.

There were no sales of securities for the years ended December 31, 2002 and 2001.

At December 31, 2002, all debt securities are scheduled to mature in one year or less.

The carrying value of securities pledged to secure public deposits and for other purposes required by law amounted to approximately $1,719,829, $1,216,172 and $1,190,000 at December 31, 2002, 2001 and 2000, respectively.

(3)    Loans and Allowance for Loan Losses

Loans, net at December 31, 2002 and 2001, consist of the following:

	2002	2001
Residential real estate	$46,726,813	$41,843,093
Residential construction	6,106,131	4,629,479
Commercial real estate and other	68,246,222	52,131,171
Commercial construction	13,791,501	10,218,998
Consumer	9,958,132	8,150,945

	144,828,799	116,973,686
Undisbursed loans in progress	(6,234,934)	(4,432,050)
Unamortized loan origination fees, net	(258,490)	(194,524)
Allowance for loan losses	(1,454,382)	(1,197,026)

Loans, net	$136,880,993	$111,150,086

An analysis of the change in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000, follows:

	2002	2001	2000
Balance at beginning of year	$1,197,026	$892,851	$625,371
Provision for loan losses	275,000	320,000	367,500
Charge-offs	(28,059)	(23,624)	(104,712)
Recoveries	10,415	7,799	4,692

Balance at end of year	$1,454,382	$1,197,026	$892,851

Loans totaling $932,370 were on nonaccrual status at December 31, 2002 compared to no loans on nonaccrual status at December 31, 2001.

There were two impaired loans totaling $524,828 at December 31, 2002 and no impaired loans at December 31, 2001. One impaired loan totaling $99,970 at December 31, 2002 had an allowance specifically allocated of $75,000, while the other loan totaling $424,858 had no allowance allocated. The average of impaired loans for 2002 was $240,622. Interest income that would have been recognized at December 31, 2002 if the impaired loans were current totaled $18,190.

No loans were held for sale at December 31, 2002 and 2001.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

(4)    Premises and Equipment

A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 2002 and 2001, follows:

	2002	2001
Land	$1,089,272	$1,089,272
Buildings	1,240,920	1,240,920
Leasehold improvements	179,040	155,750
Furniture, fixtures, and equipment	2,372,555	2,118,770

	4,881,787	4,604,712
Less accumulated depreciation and amortization	(1,730,659)	(1,407,943)

Premise and equipment, net	$3,151,128	$3,196,769

The Corporation has entered into nine lease agreements which expire between 2003 and 2012, covering the rental of buildings and equipment. For four of the leases, the lessors are directors or significant shareholders of the Corporation. The following is a schedule by years of approximate future minimum rental payments, exclusive of any maintenance, utilities, or real estate taxes, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year ending December 31:
2003	$340,610
2004	316,410
2005	308,292
2006	275,032
2007	244,634
Thereafter	728,811

Total minimum lease payments	$2,213,789

Rental expense for all operating leases was $320,077, $232,357, and $201,022 for the years ended December 31, 2002, 2001 and 2000, respectively.

(5)    Intangible Assets

Intangible assets at December 31, 2002 and 2001, consist of the following:

	2002	2001
Goodwill	$440,801	$440,801
Deposit base intangible	395,416	395,416
Mortgage servicing rights	861,568	710,241

	1,697,785	1,546,458
Less valuation allowance for mortgage servicing rights	(187,495)	(189,538)
Less accumulated amortization	(1,044,088)	(821,413)

Net intangibles	$466,202	$535,507

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, the Corporation ceased amortizing its goodwill. Management has reviewed goodwill for impairment and no impairment was noted. The following table summarizes the effects of applying SFAS No. 142 to the 2001 and 2000 periods:

	2002	2001	2000
Net income (loss)	$1,143,193	$(75,001)	$1,138,577
Add back: goodwill amortization	—	44,080	44,080

Adjusted net income (loss)	$1,143,193	(30,921)	1,182,657

As reported basic, diluted earnings (loss) per share	$0.49	(0.03)	0.49
Add back: goodwill amortization	—	0.02	0.01

Adjusted basic, diluted earnings (loss) per share	$0.49	$(0.01)	$0.50

The Corporation has a finite-lived deposit base intangible asset capitalized on its balance sheet. This intangible asset continues to be amortized over its estimated useful life of ten years in accordance with SFAS No. 142. There were no adjustments to its useful life as a result of the adoption of SFAS No. 142. The net deposit base intangible asset of $47,215 will continue to amortize through 2004. The following represents the deposit base intangible expense details:

Accumulated amortization expense at December 31, 2002		$348,201
Amortization expense for 2003	30,719
Amortization expense for 2004	16,496

Total future amortization expense		47,215

Original deposit base intangible asset balance		$395,416

Originated mortgage servicing rights capitalized and amortized during the years ended December 31, 2002 and 2001 consist of the following:

	2002	2001
Balance at beginning of year	$347,372	$403,312
Amount capitalized	151,327	227,950
Amortization of mortgage servicing rights	(191,956)	(94,352)
Valuation allowance adjustment	2,043	(189,538)

Balance at end of year	$308,786	$347,372

The fair market value of these rights was $308,786 and $347,372 at December 31, 2002 and 2001, respectively. The Corporation serviced approximately $38.9 and $33.5 million of residential mortgage loans for others at December 31, 2002 and 2001, respectively.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Mortgage banking activities, net, including gains on sales of loans for each of the years ended December 31, 2002, 2001 and 2000 follows:

	2002	2001	2000
Mortgage loan servicing fees	$85,703	$68,420	$50,529
Amortization of mortgage servicing rights	(191,956)	(94,352)	(22,622)
Valuation allowance adjustment	2,043	(189,538)	—
Gain on sale of loans held for sale	173,906	161,100	35,372

Mortgage banking activities, net	$69,696	$(54,370)	$63,279

(6)    Deposits

The following table summarizes types of deposit accounts by interest rate.

	2002			2001
Type of account and stated deposit rates	Amount	Average yield	%	Amount	Average yield	%
Non-interest bearing demand deposits	$20,176,549	0.00%	13.0%	$18,990,170	0.00%	14.9%
Interest bearing demand deposits	12,584,295	0.93%	8.1%	10,494,030	1.23%	8.2%
Savings accounts	86,944,375	2.34%	56.2%	66,744,275	3.38%	52.5%

Total transaction accounts	119,705,219		77.3%	96,228,475		75.6%
Certificates of deposit:
2.00% and less	3,310,813		2.1%	305,518		0.3%
2.01% to 3.00%	19,765,656		12.8%	761,314		0.6%
3.01% to 4.00%	6,773,247		4.4%	9,106,635		7.2%
4.01% to 5.00%	2,041,629		1.3%	10,699,846		8.4%
5.01% to 6.00%	1,017,722		0.7%	3,719,161		2.9%
6.01% to 7.00%	2,208,354		1.4%	6,399,702		5.0%

Total certificates of deposit	35,117,421	3.67%	22.7%	30,992,176	5.60%	24.4%

Total deposits	$154,822,640	2.56%	100.0%	$127,220,651	3.81%	100.0%

The remaining maturities of certificates of deposits are as follows:

	2002		2001
	Amount	%	Amount	%
12 months or less	$27,141,962	77.3%	$24,884,280	80.3%
13 to 24 months	3,626,064	10.3%	3,110,924	10.0%
25 to 36 months	1,869,465	5.3%	572,261	1.9%
over 36 months	2,479,930	7.1%	2,424,711	7.8%

Total certificates of deposit	$35,117,421	100.0%	$30,992,176	100.0%

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Interest expense on deposits is summarized as follows:

	2002	2001	2000
Interest bearing demand deposits	$107,011	$128,499	$137,071
Savings accounts	1,730,726	1,801,513	1,651,874
Certificates of deposit	1,158,272	1,564,927	872,482

Total deposit interest expense	$2,996,009	$3,494,939	$2,661,427

The following table discloses the time deposits that are $100,000 or more, by time remaining until maturity at December 31, 2002:

3 months or less	$1,404,334
4 through 6 months	2,875,001
7 through 12 months	3,697,720
over 12 months	2,236,077

Total	$10,213,132

(7)    Federal Home Loan Bank (FHLB) Advances

A summary of FHLB advances at December 31, 2002 and 2001, follows:

		Amount
Maturity	Interest rate	2002	2001
2002	6.75%	$—	$2,500,000
2003	5.19%	3,000,000	3,000,000
2004	5.60%	5,143,900	5,143,900

		$8,143,900	$10,643,900

FHLB advances are secured by a blanket lien on first mortgage loans with balances totaling 135 percent of such advances at December 31, 2002. The FHLB stock also serves as collateral for the advances.

(8)    Employee Benefit Plans

The Corporation sponsors a 401(k) defined contribution plan covering substantially all of its employees. Employees can contribute up to 15% of their annual salaries. The Bank has the option of making matching contributions of up to 6% of the participants’ total annual compensation. Beginning in January 2000, the Bank elected to make matching contributions. For the years ended December 31, 2002, 2001 and 2000, the amount expensed for matching contributions was $43,739, $40,400 and $27,929 respectively.

(9)    Stock Option and Incentive Plan

On February 17, 1998, the shareholders adopted a Stock Option and Incentive Plan (the “Plan”) for officers, employees and non-employee directors. Under the Plan, 28,000 shares of common stock were reserved for issuance with options to be vested and exercisable in five equal annual installments from the date of grant. The options will expire ten years from the date of grant. On April 24, 2001, the shareholders approved an increase in the number of shares available for issuance under the original Plan from 28,000 to 100,000 shares of common stock.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Information about stock options outstanding at December 31 follows:

	2002		2001		2000
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at beginning of the year	24,000	$10.22	22,775	$11.19	22,775	$11.19
Granted	15,650	$9.95	10,725	$8.00	—
Exercised	—		(600)	$8.63	—
Forfeited	—		(8,900)	$10.13	—
Stock dividend	3,965	$9.19	—		—

Outstanding at end of year	43,615	$9.19	24,000	$10.22	22,775	$11.19

Options available for grant	65,725		75,400		5,225

Exercisable at end of year	15,005	$10.14	9,441	$11.69	6,735	$11.95

The following table illustrates the Corporation’s compensation cost had SFAS No. 123, “Accounting for Stock Based Compensation,” a fair-value-based accounting method for employee stock-based compensation, been applied to the Corporation’s net income (loss) and earnings (loss) per share:

	2002	2001	2000
Net income (loss):
As reported	$1,143,193	$(75,001)	$1,138,577
Pro forma	$1,109,056	$(98,102)	$1,113,125
Earnings (loss) per common share:
As reported, basic and diluted	$0.49	$(0.03)	$0.49
Pro forma, basic and diluted	$0.47	$(0.04)	$0.47

The fair value for each option grant used in the foregoing pro forma amounts is estimated on the date of grant using the Black-Scholes option-pricing model. The model incorporates the following weighted-average assumptions; for grants in 2002 and 2001: expected dividend yield of 0%, and expected volatility of 36.00% and 24.35% in 2002 and 65.13% and 71.94% in 2001; and risk free interest rates of 4.14% and 3.82% in 2002 and 4.96% and 4.78% in 2001. No options were granted in 2000. The expected lives range from five to ten years for all options granted.

(10)    Related Parties

The Bank has entered into transactions with its directors, significant shareholders, and executive officers of the Corporation and their affiliates (related parties). Such transactions were made in the

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those which have been made or would be made for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The following is a schedule of the aggregate amount of outstanding loans to such related parties at December 31, 2002 and 2001:

	2002	2001
Aggregate amount of loans at beginning of year	$2,563,098	$1,315,864
Loans originated during the year	1,044,694	1,415,812
Repayments made during the year	(551,638)	(168,578)

Aggregate amount of loans at end of year	$3,056,154	$2,563,098

The Bank had $6,585,116 and $5,650,392 in deposits of such related parties at December 31, 2002 and 2001, respectively.

The Corporation is currently involved in four leases in which the lessors are directors or significant shareholders of the Corporation.

(11)    Income Taxes

The accompanying financial statements reflect income taxes at amounts different from those computed by applying the U.S. federal income tax statutory rate of 35% to income before income taxes. The reasons for these differences are as follows:

	2002	2001	2000
Computed expected tax expense	$590,820	$125,804	$615,158
Increase (decrease) in taxes resulting from:
Benefit of lower tax brackets	(16,881)	(3,594)	(17,576)
State income tax, net of federal benefit	6,076	20,940	34,734
Change in valuation allowance for deferred tax assets	—	308,520	—
Goodwill amortization	—	14,987	14,987
Other	(35,152)	(32,214)	(28,287)

Actual tax expense	$544,863	$434,443	$619,016

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are:

	2002	2001
Deferred tax assets
Deferred loan fees	$61,627	$52,117
Noncompete agreement	14,733	16,999
Excess book over tax bad debt reserve	469,731	389,284
Unrealized (gain) losses on securities	(353,979)	(2,781)
Unrealized loss—other than temporary	308,520	308,520
Other	37,625	46,523

Total gross deferred tax assets	$538,257	$810,662

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Less: valuation allowance	(308,520)	(308,520)

Total net deferred tax assets	229,737	502,142
Deferred tax liabilities
Deposit base intangible	16,053	26,498
Depreciation	157,165	143,565
Deferred loan costs	151,741	152,666
FHLB stock dividend	86,870	71,026
Mortgage servicing rights	104,988	118,106
Other	12,760	15,256

Total gross deferred tax liabilities	529,577	527,117

Net deferred tax asset (liability)	$(299,840)	$(24,975)

A valuation allowance has been established to reflect the opinion of management that realization of the tax benefit associated with the impairment loss on equity investments is not more likely than not. In management’s opinion, realization of tax benefits associated with the remaining deferred tax assets is more likely than not. The valuation allowance was $308,520 at January 1, 2002 and 2001, respectively. There was no change in the valuation allowance for the year ended December 31, 2002.

(12)     Commitments, Credit Risk and Contingencies

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 60 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management’s credit evaluation of the applicant. Collateral held is generally residential and commercial real estate.

The Bank’s lending is concentrated in Northeastern Ohio, and as a result, the economic conditions and market for real estate in Northeastern Ohio could have a significant impact on the Bank.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

The Bank’s maximum potential obligation to extend credit at December 31, 2002 and 2001, was:

	2002	2001
Commitments to extend credit	$31,452,052	$21,741,089
Standby letters of credit	1,014,150	660,949

	$32,466,202	$22,402,038

The above commitments are at fixed and variable rates totaling $10,805,454 and $20,646,598 respectively, at December 31, 2002 and $6,045,671 and $15,695,418, respectively, at December 31, 2001. In management’s opinion these commitments will be funded through normal operations.

Most of the Bank’s business activity is with customers located within the Northeast Ohio market area and, as such, is impacted by economic conditions in the region. As a result of its loan underwriting and collateral requirements, the Bank believes it has no significant concentrations of credit risk in its loan portfolio as of December 31, 2002 and 2001. The Bank also has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

In the ordinary course of business, the Corporation is involved in pending legal proceedings. In the opinion of management, any liabilities that may result would not be expected to have a material adverse effect on the consolidated financial statements of the Corporation.

(13)    Regulatory Capital

The Bank, as a state chartered bank, is subject to the dividend restrictions set forth by the State Division of Banks. Under such restrictions, the Bank may not, without the prior approval of the State Division of Banks, declare dividends in excess of the sum of the current year’s earnings (as defined) plus the retained earnings (as defined) from the prior two years.

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized,

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Corporation’s and the Bank’s actual capital amounts and ratios as of December 31, 2002 and 2001 are also presented in the following table in actual dollars.

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002
Total Capital to Risk Weighted Assets:
Consolidated	$30,082,037	21.8%	$11,028,000	8.0%	$13,785,000	10.0%
Great Lakes Bank	14,388,688	11.0. %	10,505,040	8.0%	13,131,300	10.0%
Tier 1 Capital to Risk Weighted Assets:
Consolidated	28,159,152	20.4%	5,514,000	4.0%	8,271,000	6.0%
Great Lakes Bank	12,934,306	9.9%	5,252,520	4.0%	7,878,780	6.0%
Tier 1 Capital to Average Assets:
Consolidated	28,159,152	14.9%	7,565,009	4.0%	9,456,261	5.0%
Great Lakes Bank	12,934,306	7.5%	6,923,149	4.0%	8,653,937	5.0%

December 31, 2001
Total Capital to Risk Weighted Assets:
Consolidated	$28,184,143	24.8%	$9,085,360	8.0%	$11,356,700	10.0%
Great Lakes Bank	13,097,494	12.2%	8,607,280	8.0%	10,759,100	10.0%
Tier 1 Capital to Risk Weighted Assets:
Consolidated	26,987,117	23.8%	4,542,680	4.0%	6,814,020	6.0%
Great Lakes Bank	11,900,468	11.1%	4,303,640	4.0%	6,455,460	6.0%
Tier 1 Capital to Average Assets:
Consolidated	26,987,117	17.8%	6,066,160	4.0%	7,582,700	5.0%
Great Lakes Bank	11,900,468	8.7%	5,489,570	4.0%	6,861,962	5.0%

(14)    Fair Value of Financial Instruments

The following estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies; however, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Certain financial instruments and all nonfinancial instruments are excluded from the fair value disclosure requirements. Therefore, the fair values presented below should not be construed as the underlying value of the Corporation.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

As of December 31, 2002 and 2001, the carrying amount and estimated fair values of the Corporation’s financial instruments were as follows:

	2002		2001
	Carrying amount	Fair Value	Carrying amount	Fair value
Financial assets:
Cash and due from banks	$13,873,900	$13,873,900	$9,207,242	$9,207,242
Federal funds sold	29,509,654	29,509,654	34,206,530	34,206,530
Securities	7,200,138	7,211,263	5,635,629	5,644,787
Loans	136,880,993	140,321,161	111,150,086	114,137,135
Accrued interest receivable	734,752	734,752	755,831	755,831

Financial liabilities:
Demand deposits and savings accounts	$119,705,219	$119,705,219	$96,228,475	$96,228,475
Certificates of deposit	35,117,421	35,657,913	30,992,176	31,354,071
Federal Home Loan Bank Advances	8,143,900	8,370,038	10,643,900	10,975,982
Accrued interest payable	153,876	153,876	196,504	196,504

Cash and due from banks; Federal funds sold.    The carrying amount is a reasonable approximation of fair value because of the short maturity of these instruments.

Securities.    Estimated fair value for securities is based on quoted market prices.

Loans.    For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Demand deposits, savings accounts, and certificates of deposit.    The fair values disclosed for demand deposits and savings accounts is the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values for fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities.

Federal Home Loan Bank Advances.    The fair value of advances is estimated using a discounted cash flow calculation using prevailing market rates for advances of similar terms.

Accrued interest receivable and payable.    The carrying amount of accrued interest receivable and payable approximates its fair value.

Off-balance sheet instruments.    The fair value of commitments to extend credit approximates the fees charged to make these commitments since rates and fees of the contracts approximates those currently charged to originate similar commitments. The carrying amount and fair value of off-balance sheet instruments is not significant as of December 31, 2002 and 2001.

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

(15)    Parent Company Financial Information

The following are condensed parent company financial information of the Corporation as of December 31, 2002 and 2001.

Condensed Statement of Financial Condition	2002	2001
Assets:
Cash and cash equivalents	$11,430,373	$11,473,582
Investment in Bank	13,122,601	12,123,340
Securities available for sale	4,674,075	3,631,037
Other assets	232,824	67,711

Total assets	$29,459,873	$27,295,670

Liabilities:
Accrued expenses and other liabilities	$425,289	$85,681
Shareholders’ equity:
Common stock	5,869,813	5,336,265
Additional paid-in capital	20,908,699	19,156,530
Retained earnings	1,568,935	2,711,797
Accumulated other comprehensive income	687,137	5,397

Total shareholders’ equity	29,034,584	27,209,989

Total liabilities and shareholders’ equity	$29,459,873	$27,295,670

Condensed Statement of Operations	2002	2001	2000
Investment income	$165,300	$188,834	$147,299
Interest income	183,635	400,524	723,005
Other income	95	13	317
Impairment loss on securities available for sale	—	(907,411)	—
Operating expenses	(182,437)	(192,777)	(68,084)

	166,593	(510,817)	802,537
Income tax expense	22,661	120,536	265,520

Income before equity in undistributed earnings of Bank	143,932	(631,353)	537,017
Equity in undistributed earnings of Bank	999,261	556,352	601,560

Net income (loss)	$1,143,193	$(75,001)	$1,138,577

GLB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Condensed Statement of Cash Flows	2002	2001	2000
Net cash flows from operating activities:
Net income (loss)	$1,143,193	$(75,001)	$1,138,577
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Equity in undistributed earnings of Bank	(999,261)	(556,352)	(601,560)
Impairment loss on securities available for sale	—	907,411	—
(Increase) decrease in other assets	(165,113)	56,567	(76,020)
Increase (decrease) in accrued expenses and other liabilities	(11,590)	29,410	(54,126)

Net cash provided (used) by operating activities	(32,771)	362,035	406,871

Cash flows from investing activities:
Purchases of securities available for sale	(10,100)	—	—
Loan to Bank	—	—	(6,003,000)
Repayment from Bank	—	6,003,000	—
Additional investment in Bank	—	—	(1,000,000)

Net cash provided (used) by investing activities	(10,100)	6,003,000	(7,003,000)

Cash flows from financing activities:
Cash paid in leu of fractional shares	(338)	—	—
Net proceeds from issuance of common stock	—	5,315	—

Net increase (decrease) in cash and cash equivalents	(43,209)	6,370,350	(6,596,129)
Cash and cash equivalents at beginning of year	11,473,582	5,103,232	11,699,361

Cash and cash equivalents at end of year	$11,430,373	$11,473,582	$5,103,232

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of

July 15, 2003

by and between

GLB BANCORP, INC.

and

SKY FINANCIAL GROUP, INC.

This AGREEMENT AND PLAN OF MERGER, dated as of July 15, 2003 (this “Agreement”), is by and between GLB Bancorp, Inc. (“GLB”) and Sky Financial Group, Inc. (“Sky”).

RECITALS

A.    GLB.    GLB is a bank holding company and an Ohio corporation, having its principal place of business in Mentor, Ohio.

B.    Sky.    Sky is a financial holding company and an Ohio corporation, having its principal place of business in Bowling Green, Ohio.

C.    Intentions of the Parties.    It is the intention of the parties to this Agreement that the business combinations contemplated hereby be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended.

D.    Board Action.    The respective Boards of Directors of each of Sky and GLB have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combinations provided for herein.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

Certain Definitions

1.01    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving GLB or any of its Subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, GLB or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement to Merge” has the meaning set forth in Section 2.02.

“Bank” means Great Lakes Bank, an Ohio banking corporation that is a wholly-owned subsidiary of GLB.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compensation and Benefit Plans” has the meaning set forth in Section 5.03(m)(i).

“Consultants” has the meaning set forth in Section 5.03(m)(i).

“Directors” has the meaning set forth in Section 5.03(m)(i).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.04.

“Effective Time” means the effective time of the Merger, as provided for in Section 2.04.

“Employees” has the meaning set forth in Section 5.03(m)(i). All references herein to “employees of GLB” or “GLB employees” shall be deemed to mean employees of Bank.

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.03(m)(iii).

“ERISA Affiliate Plan” has the meaning set forth in Section 5.03(m)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04.

“Exchange Fund” has the meaning set forth in Section 3.04.

“Exchange Ratio” has the meaning set forth in Section 3.01.

“Fairness Opinion” has the meaning set forth in Section 7.03(g).

“FDIA” has the meaning set forth in Section 5.03(cc).

“FDIC” means the Federal Deposit Insurance Corporation.

“Fill Offer” has the meaning set forth in Section 8.01(e).

“Fill Option” has the meaning set forth in Section 8.01(e).

“FRB” shall mean the Federal Reserve Board.

“GAAP” shall mean generally accepted accounting principles as adopted for U.S. accounting principles, practices and methods.

“GLB” has the meaning set forth in the preamble to this Agreement.

“GLB Affiliate” has the meaning set forth in Section 6.07.

“GLB Articles” means the Amended and Restated Articles of Incorporation, as amended, of GLB.

“GLB Board” means the Board of Directors of GLB.

“GLB Code” means the Code of Regulations of GLB.

“GLB Financial Statements” has the meaning set forth in Section 5.03(q)(i).

“GLB Meeting” has the meaning set forth in Section 6.02.

“GLB Off Balance Sheet Transaction” has the meaning set forth in Section 5.03(u).

“GLB SEC Documents” has the meaning set forth in Section 5.03(g).

“GLB Shares” means the common stock, without par value, of GLB.

“GLB Stock Option” has the meaning set forth in Section 3.06.

“GLB Stock Plan” means the option plan and agreements of GLB and its Subsidiaries pursuant to which rights to purchase GLB Shares are outstanding immediately prior to the Effective Time pursuant to the 1998 Stock Option and Incentive Plan of GLB.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Indemnified Party” has the meaning set forth in Section 6.12(a).

“Information” has the meaning set forth in Section 6.22.

“IRS” has the meaning set forth in Section 5.03(m)(ii).

The term “knowledge” means, with respect to a party hereto, actual knowledge of any officer of that party with the title of not less than a senior vice president, or that party’s in-house counsel, if any, or any director of either party owning greater than ten percent (10%) of such party’s outstanding common shares.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Material Adverse Effect” means, with respect to Sky or GLB, any effect that (i) is material and adverse to the financial position, results of operations or business of Sky and its Subsidiaries taken as a whole, or GLB and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Sky or GLB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that

Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates, (b) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP (c) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (d) actions or omissions of a party that have been waived in accordance with Section 9.02 hereof.

“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as set forth in Section 2.01 and Section 2.02, respectively.

“Merger Consideration” has the meaning set forth in Section 2.01.

“NASD” means The National Association of Securities Dealers.

“NASDAQ” means The NASDAQ Stock Market, Inc.’s National Market System.

“New Certificates” has the meaning set forth in Section 3.04.

“ODFI” means the Ohio Department of Commerce, Division of Financial Institutions.

“OGCL” means the Ohio General Corporation Law.

“Old Certificates” has the meaning set forth in Section 3.04.

“OSS” means the Office of the Secretary of State of the State of Ohio.

“Parent Merger” has the meaning set forth in Section 2.01.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule. Disclosure of any information, agreement, or other item in a party’s Disclosure Schedule referenced by a particular Section in this Agreement shall, should the existence of such information, agreement, or other item or its contents be relevant to any other Section, be deemed to be disclosed with respect to that Section whether or not an explicit cross-reference appears in the Disclosure Schedule.

“Proxy Statement/Prospectus” has the meaning set forth in Section 6.03(a).

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” shall mean any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the issuance of deposits (including, without limitation, the ODFI, FRB and the FDIC) or the supervision or regulation of it or any of its subsidiaries.

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Sky Articles” means the Amended and Restated Articles of Incorporation of Sky, as amended.

“Sky Bank” means Sky Bank, an Ohio banking corporation that is a wholly-owned subsidiary of Sky.

“Sky Board” means the Board of Directors of Sky.

“Sky Code” means the Amended and Restated Code of Regulations of Sky.

“Sky Common Shares” means the common stock, without par value, of Sky.

“Sky’s Financial Statements” has the meaning set forth in Section 5.04(l)(i).

“Sky Off Balance Sheet Transaction” has the meaning set forth in Section 5.04(q).

“Sky Preferred Shares” means the serial preferred stock, par value $10.00 per share, of Sky.

“Sky SEC Documents” has the meaning set forth in Section 5.04(g)(i).

“Sky Shares” means the Sky Common Shares and Sky Preferred Shares.

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary Merger” has the meaning set forth in Section 2.02.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Treasury Stock” shall mean GLB Shares held by GLB or any of its Subsidiaries or by Sky or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

ARTICLE II

The Merger

2.01    The Parent Merger.    At the Effective Time, (i) GLB shall be merged with and into Sky (the “Parent Merger”), and (ii) the separate corporate existence of GLB shall cease and Sky shall survive and continue to exist as an Ohio corporation (Sky, as the surviving corporation in the Parent Merger, sometimes being referred to herein as the “Surviving Corporation”). The Sky Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, and the Sky Code, as in effect immediately prior to the Effective Time, shall be the Code of Regulations of the Surviving Corporation. Sky may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of GLB Shares as provided for in Article III of this Agreement (subject to adjustment as provided in Sections 3.05 and 8.01(e)) (the “Merger Consideration”), (ii) adversely affect the tax treatment of GLB’s shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

2.02    The Subsidiary Merger.    At the time determined by Sky and specified by Sky Bank in its Certificate of Merger filed with the OSS (which shall not be earlier than the Effective Time), Bank shall merge with and into Sky Bank (the “Subsidiary Merger”) pursuant to an agreement to merge (the “Agreement to Merge”) to be executed by Bank and Sky Bank and filed with the OSS, as required. Upon consummation of the Subsidiary Merger, the separate corporate existence of Bank shall cease and Sky Bank shall survive and continue to exist as a state banking corporation. (The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to as the “Merger”.)

2.03    Effectiveness of the Parent Merger.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Parent Merger shall become effective upon the occurrence of the filing in the office of the OSS of a certificate of merger in accordance with Section 1701.81 of the OGCL, or such later date and time as may be set forth in such filing.

2.04    Effective Date and Effective Time.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, the parties shall cause the effective date of the Parent Merger (the “Effective Date”) to occur (i) within five business days after the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement; provided, however, that no such election shall cause the Effective Date to fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires, or (ii) on such other date to which the parties may agree in writing. The time on the Effective Date when the Parent Merger shall become effective is referred to as the “Effective Time.”

ARTICLE III

Consideration; Exchange Procedures

3.01    Merger Consideration.    Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of any Person:

(a)    Outstanding GLB Shares.    Each GLB Share, excluding Treasury Stock and Dissenting Shares, issued and outstanding immediately prior to the Effective Time shall become and be converted into .74 of a Sky Common Share (the “Exchange Ratio”). The Exchange Ratio shall be subject to adjustment as set forth in Sections 3.05, 8.01(b) and 8.01(e).

(b)    Treasury Shares.    Each GLB Share held as Treasury Stock and each GLB Share held by Sky immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(c)    Dissenting Shares.    Dissenting Shares shall not be exchanged for Sky Common Shares but rather shall be entitled to the rights set forth in Sections 1701.84 and 1701.85 of the OGCL. Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions (except dividends or other distributions payable to shareholders of record of GLB at a date which is prior to the Effective Date) and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the OGCL.

(d)    Outstanding Sky Common Shares.    Each Sky Common Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

3.02    Rights as Shareholders; Stock Transfers.    At the Effective Time, holders of GLB Shares shall cease to be, and shall have no rights as, shareholders of GLB, other than to receive any dividend or other distribution with respect to such GLB Shares with a record date occurring prior to the Effective Time and the consideration provided under this Article III, and the appraisal rights in the case of Dissenting Shares. After the Effective Time, there shall be no transfers on the stock transfer books of GLB or the Surviving Corporation of any GLB Shares.

3.03    Fractional Shares.    Notwithstanding any other provision hereof, no fractional Sky Common Shares and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Sky shall pay to each holder of GLB Shares who would otherwise be entitled to a fractional Sky Common Shares (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional Sky Common Share to which the holder would be entitled by the average closing price of Sky Common Shares (as reported by the NASDAQ, as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) for the ten (10) trading days immediately preceding the Effective Date.

3.04    Exchange Procedures.

(a)    At or prior to the Effective Time, Sky shall deposit, or shall cause to be deposited, with The Bank of New York (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing GLB Shares (“Old Certificates”), for exchange in accordance with this Article III, certificates representing the Sky Common Shares (“New Certificates”) and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions having a record date occurring on or after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the “Exchange Fund”) to be paid pursuant to this Article III in exchange for outstanding GLB Shares.

(b)    As promptly as practicable after the Effective Date, Sky shall cause the New Certificates into which shares of a shareholder’s GLB Shares are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Old Certificates representing such GLB Shares (or an indemnity affidavit reasonably satisfactory to Sky and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder together with a duly completed and executed letter of transmittal. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such person shall be entitled to receive pursuant to this Article III upon such delivery.

(c)    Notwithstanding the foregoing, neither the Exchange Agent, if any, nor any party hereto shall be liable to any former holder of GLB Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d)    No dividends or other distributions with respect to Sky Common Shares with a record date occurring on or after the Effective Date shall be paid to the holder of any unsurrendered Old Certificate representing GLB Shares converted in the Merger into the right to receive such Sky Common Shares until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofor had become payable with respect to Sky Common Shares such holder had the right to receive upon surrender of the Old Certificates.

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of GLB for six months after the Effective Time shall be paid to Sky. Any shareholders of GLB who have not theretofore complied with this Article III shall thereafter look only to Sky for payment of the Sky Common Shares, cash in lieu of any fractional shares and unpaid dividends and distributions on Sky Common Shares deliverable in respect of each GLB Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

3.05    Anti-Dilution Provisions.    In the event Sky changes (or establishes a record date for changing) the number of Sky Common Shares issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Sky Common Shares and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

3.06    Options.    There are currently outstanding options to purchase 66,987 GLB Shares under the GLB Stock Plan (each, an “GLB Stock Option”). Each GLB Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested and exercisable, shall be terminated immediately prior to the Effective Time and each grantee thereof shall be entitled to receive, in lieu of each GLB Share that would otherwise have been issuable upon exercise thereof, an amount in cash computed by multiplying (a) the excess, if any, of (i) the average closing price of Sky Common Shares for the ten (10) trading days immediately preceding the third business day prior to the Effective Date multiplied by the Exchange Ratio over (ii) the exercise price of such GLB Stock Option by (b) the number of GLB Shares subject to the GLB Stock Option. GLB shall use its reasonable best efforts to take or cause to be taken all action necessary to obtain a written consent from each holder of an GLB Stock Option to permit such termination effective at the Effective Date.

ARTICLE IV

Actions Pending Acquisition

4.01    Forbearances of GLB.    From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed on GLB’s Disclosure Schedule, without the prior written consent of Sky, which consent shall not be unreasonably withheld, GLB will not, and will cause each of its Subsidiaries not to:

(a)    Ordinary Course.    Conduct the business of GLB and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have a Material Adverse Effect.

(b)    Capital Stock.    Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional GLB Shares or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional GLB Shares to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c)    Dividends, Etc.    (i) Make, declare, pay or set aside for payment any dividend, other than (A) quarterly cash dividends on GLB Shares in an amount not to exceed the per share amount declared and paid in its most recent quarterly cash dividend, with record and payment dates consistent with past practice, and (B) dividends from wholly owned Subsidiaries to GLB, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d)    Compensation; Employment Agreements; Etc.    Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of GLB or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, and (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

(e)    Benefit Plans.    Enter into, establish, adopt or amend (except (i) as may be required by applicable law, (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iii) the regular annual renewal of insurance contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of GLB or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f)    Dispositions.    Except as described in GLB’s Disclosure Schedule, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business.

(g)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity or acquire mortgage servicing rights except in connection with existing correspondent lending relationships in the ordinary course of business consistent with past practice.

(h)    Governing Documents.    Amend the GLB Articles, GLB Code or the Articles of Incorporation or Code of Regulations (or similar governing documents) of any of GLB’s Subsidiaries.

(i)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(j)    Contracts.    Except in the ordinary course of business consistent with past practice, enter into or terminate any material contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing material contracts.

(k)    Claims.    Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involve solely money damages in an amount, individually or in the aggregate for all such settlements, that is immaterial to GLB and its Subsidiaries, taken as a whole.

(l)    Adverse Actions.    (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m)    Risk Management.    Except pursuant to applicable law or regulation, (i) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (ii) fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n)    Extensions of Credit; Indebtedness.    Extend credit or incur any indebtedness for borrowed money in an amount in excess of $700,000.

(o)    Related Party Transactions.    Enter into any related party transaction that is not in compliance with Regulation O promulgated by the FRB, including, but not limited to, any such transactions involving any director or officer of GLB, any nominee for election as director of GLB, any security holder of GLB, and any member of the immediate family of any of the foregoing persons living in the same household as such person.

(p)    Commitments.    Agree or commit to do any of the foregoing.

4.02    Forbearances of Sky.    From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of GLB, which consent will not be unreasonably withheld, Sky will not, and will cause each of its Subsidiaries not to:

(a)    Ordinary Course.    Conduct the business of Sky and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets (other than as previously discussed with GLB) and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action that, at the time taken, is reasonably likely to have a Material Adverse Effect.

(b)    Preservation.    Fail to use reasonable efforts to preserve intact in any material respect their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates.

(c)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(d)    Adverse Actions.    (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(e)    Risk Management.    Except pursuant to applicable law or regulation, (i) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (ii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(f)    Commitments.    Agree or commit to do any of the foregoing.

ARTICLE V

Representations and Warranties

5.01    Disclosure Schedules.    On or prior to the date hereof, Sky has delivered to GLB a schedule and GLB has delivered to Sky a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its respective covenants contained in Article IV and Article VI; provided, however, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have or result in a Material Adverse Effect on the party making the representation. GLB’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue, incorrect or to have been breached as a result of effects on GLB arising solely from actions taken in compliance with a written request of Sky.

5.02    Standard.    No representation or warranty of GLB or Sky contained in Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had, or is reasonably likely to have, a Material Adverse Effect.

5.03    Representations and Warranties of GLB.    Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, GLB hereby represents and warrants to Sky:

(a)    Organization, Standing and Authority.    GLB is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. GLB is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Bank is a state banking corporation that is duly organized, validly existing and in good standing under the laws of the State of Ohio. Bank is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b)    Capital Structure of GLB.    The authorized capital stock of GLB consists solely of 12,000,000 shares, of which 10,000,000 shares are GLB Shares, of which 2,347,925 are outstanding as of the date hereof, and 2,000,000 shares of preferred stock, of which none were outstanding as of the date hereof. As of the date hereof, no shares of Treasury Stock were held by GLB or otherwise owned by GLB or its Subsidiaries. The outstanding GLB Shares have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, (i) there were no GLB Shares authorized and reserved for issuance, (ii) GLB did not have any Rights issued or outstanding with respect to GLB Shares, and (iii) GLB did not have any commitment to authorize, issue or sell any GLB Shares or Rights, except pursuant to this Agreement and the GLB Stock Plan. The number of GLB Shares that are issuable and reserved for issuance upon exercise of GLB Stock Options as of the date hereof is set forth in Section 3.06.

(c)    Subsidiaries.

(i)    (A) GLB has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) GLB owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its

Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by GLB or its Subsidiaries are fully paid and nonassessable (except pursuant to 12 U.S.C. Section 55) and are owned by GLB or its Subsidiaries free and clear of any Liens.

(ii)    Except as Previously Disclosed, GLB does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

(iii)    Each of GLB’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d)    Corporate Power; Authorized and Effective Agreement.    Each of GLB and its Subsidiaries has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. GLB has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Bank has the corporate power and authority to consummate the Subsidiary Merger and the Agreement to Merge in accordance with the terms of this Agreement.

(e)    Corporate Authority.    Subject to receipt of the requisite adoption of this Agreement by the holders of a majority of the outstanding GLB Shares entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of GLB and the GLB Board prior to the date hereof. The Agreement to Merge, when executed by Bank, shall have been approved by the Board of Directors of Bank and by the GLB Board, as the sole shareholder of Bank. This Agreement is a valid and legally binding obligation of GLB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f)    Regulatory Filings; No Defaults.

(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by GLB or any of its Subsidiaries in connection with the execution, delivery or performance by GLB of this Agreement or to consummate the Merger except for (A) filings of applications, notices and the Agreement to Merge, as applicable, with Regulatory Authorities (including the consents or non-objections of such Regulatory Authorities), (B) filings with the SEC and state securities authorities, and (C) the filing of the certificate of merger with the OSS pursuant to the OGCL. As of the date hereof, GLB has no knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)    Subject to receipt of the regulatory and shareholder approvals referred to above and expiration of related regulatory waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of GLB or of any of its Subsidiaries or to which GLB or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the GLB Articles or the GLB Code, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g)    Financial Reports and SEC Documents; Material Adverse Effect.    (i) GLB’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2002 and 2001 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 2001 under the Securities Act, or under Section 13, 14, or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, “GLB SEC Documents”) with the SEC, as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the consolidated balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of GLB and its Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity, and cash flows in such GLB SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of GLB and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(i)    Except as Previously Disclosed, since December 31, 2001, GLB and its Subsidiaries have not incurred any material liability not disclosed in the GLB SEC Documents.

(ii)    Since December 31, 2001, except as disclosed in the GLB SEC Documents or as Previously Disclosed, (A) GLB and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to GLB.

(h)    Litigation.    Except as Previously Disclosed, no material litigation, claim or other proceeding before any court or governmental agency is pending against GLB or any of its Subsidiaries and, to GLB’s knowledge, no such litigation, claim or other proceeding has been threatened.

(i)    Regulatory Matters.

(i)    Except as Previously Disclosed, neither GLB nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Regulatory Authorities.

(ii)    Neither it nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(j)    Compliance with Laws.    Each of GLB and its Subsidiaries:

(i)    is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii)    has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities and Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to GLB’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii)    has received, since December 31, 2001, no notification or communication from any Regulatory Authority or Governmental Authority (A) asserting that GLB or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances that such Regulatory Authority or Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to GLB’s knowledge, do any grounds for any of the foregoing exist).

(k)    Material Contracts; Defaults.    Except for this Agreement and those agreements and other documents filed as exhibits to the GLB SEC Documents, or except as Previously Disclosed, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non-compete or similar provision). Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected in any way, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l)    No Brokers.    Except for fees payable to its financial advisor in connection with the Fairness Opinion, no action has been taken by GLB that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(m)    Employee Benefit Plans.

(i)    Section 5.03(m)(i) of GLB’s Disclosure Schedule contains a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements maintained or contributed to by GLB or any of its Subsidiaries and in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of GLB or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”). Neither GLB nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, except as otherwise contemplated by Section 4.01(e) of this Agreement.

(ii)    Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the Internal Revenue Service (“IRS”), and GLB is not aware of any circumstances likely to result in revocation of any such favorable determination letter.

There is no material pending or, to the knowledge of GLB, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither GLB nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject GLB or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)    No liability (other than for payment of premiums to the PBGC that have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by GLB or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) that is considered one employer with GLB under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). None of GLB, any of its Subsidiaries nor any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Pension Plan or ERISA Affiliate Plan and, to GLB’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. To the knowledge of GLB, there is no pending investigation or enforcement action by the PBGC, the Department of Labor or IRS or any other governmental agency with respect to any Compensation and Benefit Plan. Under each Pension Plan and ERISA Affiliate Plan that is a “defined benefit plan” within the meaning of ERISA Section 3(35), as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Pension Plan or ERISA Affiliate Plan), did not exceed the then current value of the assets of such Pension Plan or ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Pension Plan or ERISA Affiliate Plan nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder that reasonably could be expected to change such result.

(iv)    All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan have been timely made in cash or have been reflected on GLB’s Financial Statements (as defined in Section 5.03(q)(i) below) as of December 31, 2002. Neither any Pension Plan nor any ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Pension Plan or ERISA Affiliate Plan have been made on or before their due dates. None of GLB, any of its Subsidiaries nor any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(v)    Neither GLB nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. There has been no communication to Employees by GLB or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi)    GLB and its Subsidiaries do not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii)    With respect to each Compensation and Benefit Plan, if applicable, GLB has provided or made available to Sky, true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) two most recent Forms 5500 filed with the IRS; (D) most recent actuarial report and financial statement; (E) the most recent summary plan description; (F) forms filed with the PBGC within the past year (other than for premium payments); (G) most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed within the past year with the IRS; and (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

(viii)    Except as disclosed on Section 5.03(m)(viii) of GLB’s Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix)    Neither GLB nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(x)    Except as disclosed on Section 5.03(m)(x) of GLB’s Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of Sky, GLB or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code) of GLB on a consolidated basis, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(n)    Labor Matters.    Neither GLB nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is GLB or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel GLB or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to GLB’s knowledge, threatened, nor does GLB have any knowledge of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o)    Takeover Laws.    GLB has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state (collectively, “Takeover Laws”) applicable to it.

(p)    Environmental Matters.    To GLB’s knowledge, neither the conduct nor operation of GLB or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to GLB’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To GLB’s knowledge, neither GLB nor any of its Subsidiaries has received any notice from any person or entity that GLB or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

(q)    Tax Matters.

(i)    All Tax Returns that are required to be filed by or with respect to GLB and its Subsidiaries have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full, (iii) except as Previously Disclosed, the Tax Returns referred to in clause (i) have been examined by the IRS or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (iv) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of GLB or its Subsidiaries. GLB has made or will make available to Sky true and correct copies of the United States federal income Tax Returns filed by GLB and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 2002. Neither GLB nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the GLB SEC Documents filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements (including any related notes and schedules thereto) included in the GLB SEC Documents filed on or prior to the date hereof (“GLB’s Financial Statements”). As of the date hereof, neither GLB nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(ii)    No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(r)    Risk Management Instruments.    All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for GLB’s own account, or for the account of one or more of GLB’s Subsidiaries or their customers (all of which are listed on GLB’s Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of GLB or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither GLB nor its Subsidiaries, nor to GLB’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s)    Books and Records.    The books and records of GLB and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

(t)    Insurance.    GLB’s Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by GLB or its Subsidiaries. GLB and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of GLB reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; GLB and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u)    GLB Off Balance Sheet Transactions.    Section 5.03(u) of GLB’s Disclosure Schedule sets forth a true and complete list of all affiliated GLB entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which GLB or any of its Subsidiaries or any officer or director of GLB or any of its Subsidiaries has an economic or management interest. Section 5.03(u) of GLB’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such GLB affiliated entity, on the one hand, and GLB, any of its Subsidiaries, and any officer or director of GLB or any of its Subsidiaries, on the other hand, that are not reflected in the consolidated financial statements of GLB (each, a “GLB Off Balance Sheet Transaction”), along with the following information with respect to each such GLB Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to GLB or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require GLB or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on GLB or any of its Subsidiaries.

(v)    Disclosure.    The representations and warranties contained in this Section 5.03 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

(w)    Material Adverse Change.    GLB has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2001, except as disclosed in the GLB SEC Documents or as Previously Disclosed, that has had a Material Adverse Effect on GLB.

(x)    Absence of Undisclosed Liabilities.    Except as Previously Disclosed, neither GLB nor any of its Subsidiaries has any liability (contingent or otherwise) that is material to GLB on a consolidated basis, or that, when combined with all liabilities as to similar matters, would be material to GLB on a consolidated basis, except as disclosed in GLB’s Financial Statements.

(y)    Properties.    GLB and its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on GLB’s Financial Statements as being owned by GLB as of December 31, 2001 or acquired after such date, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and borrowings and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which GLB or any of its Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that GLB or any such Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to GLB’s knowledge, the lessor.

(z)    Loans.    Each loan reflected as an asset in GLB’s Financial Statements and each balance sheet date subsequent thereto, other than loans the unpaid balance of which does not exceed $250,000 in the aggregate, (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as Previously Disclosed, as of December 31, 2001, Bank is not a party to a loan, including any loan guaranty, with any director, executive officer or 5% shareholder of GLB or any of its Subsidiaries or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by Bank and that are subject either to Section 22(g) or (h) of the Federal Reserve Act, as amended, comply therewith.

(aa)    Allowance for Loan Losses.    The allowance for loan losses reflected on GLB’s Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably anticipated losses on outstanding loans.

(bb)    Repurchase Agreements.    With respect to all agreements pursuant to which GLB or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, GLB or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(cc)    Deposit Insurance.    The deposits of Bank are insured by the FDIC in accordance with The Federal Deposit Insurance Act (“FDIA”), and Bank has paid all assessments and filed all reports required by the FDIA.

(dd)    Related Party Transactions.    Except as Previously Disclosed, neither GLB nor any of its Subsidiaries has entered into any related party transaction including, but not limited to, transactions involving any director or officer of GLB, any nominee for election as director of GLB, any security holder of GLB, and any member of the immediate family of any of the foregoing persons.

(ee)    Board Approval.    The GLB Board has approved, for purposes of Chapter 1704 of the Ohio Interested Shareholder Transactions Law, this Agreement and that certain voting agreement by and among Sky and certain GLB shareholders dated as of the date hereof.

5.04    Representations and Warranties of Sky.    Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Sky hereby represents and warrants to GLB as follows:

(a)    Organization, Standing and Authority.    Sky is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Sky is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Sky is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. Sky Bank is a state banking association duly organized, validly existing and in good standing under the laws of the State of Ohio. Sky Bank is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b)    Sky Shares.

(i)    The authorized capital stock of Sky consists of 160,000,000 shares, of which (A) 150,000,000 shares are Sky Common Shares, without par value, of which 90,074,615 shares are outstanding as of the date hereof, and (B) 10,000,000 shares are Sky Preferred Shares, par value $10.00 per share, of which no shares were outstanding as of the date hereof. As of the date hereof, except as Previously Disclosed, Sky does not have any Rights issued or outstanding with respect to Sky Common Shares and Sky does not have any commitment to authorize, issue or sell any Sky Common Shares or Rights, except pursuant to this Agreement. The outstanding Sky Common Shares have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii)    The Sky Common Shares to be issued in exchange for GLB Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights. As of the date hereof, there are, and as of the Effective Time there will be, sufficient authorized and unissued Sky Common Shares to enable Sky to issue the Merger Consideration at the Effective Time in connection with the Parent Merger.

(c)    Subsidiaries.    Sky has Previously Disclosed a list of all its Subsidiaries together with the jurisdiction or organization of each Subsidiary. Each of Sky’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and, except as Previously Disclosed, it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries.

(d)    Corporate Power.    Each of Sky and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Sky has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e)    Corporate Authority; Authorized and Effective Agreement.    This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Sky and the Sky Board prior to the date hereof and no shareholder approval is required on the part of Sky. The Agreement to Merge, when executed by Sky Bank, shall have been approved by the Board of Directors of Sky Bank and by the Sky Board, as the sole shareholder of Sky Bank. This Agreement is a valid and legally binding agreement of Sky, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors rights or by general equity principles).

(f)    Regulatory Approvals; No Defaults.

(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Sky or any of its Subsidiaries in connection with the execution, delivery or performance by Sky of this Agreement or to consummate the Merger except for (A) the filing of applications, notices or the Agreement to Merge, as applicable, with the Regulatory Authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filing of the certificate of merger with the OSS pursuant to the OGCL; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Sky Common Shares in the Merger; and (E) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Sky has no knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)    Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Sky or of any of its Subsidiaries or to which Sky or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Articles of Incorporation or Code of Regulations (or similar governing documents) of Sky or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g)    Financial Reports and SEC Documents; Material Adverse Effect.

(i)    Sky’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and 2001, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2001 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, “Sky SEC Documents”) as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Sky SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Sky and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such Sky

SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of Sky and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii)    Since December 31, 2001, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Sky, except as disclosed in the Sky SEC Documents.

(h)    Litigation; Regulatory Action.

(i)    Except as Previously Disclosed, no material litigation, claim or other proceeding before any court or governmental agency is pending against Sky or any of its Subsidiaries and, to the best of Sky’s knowledge, no such litigation, claim or other proceeding has been threatened.

(ii)    Except as Previously Disclosed, neither Sky nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from a Regulatory Authority, nor has Sky or any of its Subsidiaries been advised by a Regulatory Authority that such agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(i)    Compliance with Laws. Each of Sky and its Subsidiaries:

(i)    is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii)    has all material permits, licenses, authorizations, orders and approvals of, and has made all material filings, applications and registrations with, all Regulatory Authorities and Governmental Authorities that are required in order to permit them to conduct their businesses substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and

(iii)    has received, since December 31, 2001, no notification or communication from any Regulatory Authority or Governmental Authority (A) asserting that Sky or any of its Subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances that such Regulatory Authority or Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Sky’s knowledge, do any grounds for any of the foregoing exist).

(j)    Brokerage and Finder’s Fees.    Sky has not employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation in connection with this Agreement or the transactions contemplated hereby.

(k)    Takeover Laws.    Sky has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to Sky.

(l)    Tax Matters.    (i) All Tax Returns that are required to be filed by or with respect to Sky and its Subsidiaries have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i)

have been paid in full as required, (iii) except as Previously Disclosed, the Tax Returns referred to in clause (i) have been examined by the IRS or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired (iv) except as Previously Disclosed, all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) except as Previously Disclosed, no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Sky or its Subsidiaries. Neither Sky nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Sky SEC Documents filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Sky SEC Documents filed on or prior to the date hereof (“Sky’s Financial Statements”). As of the date hereof, Sky has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code.

(m)    Books and Records.    The books and records of Sky and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the substance of events and transactions included therein.

(n)    Disclosure.    The representations and warranties contained in this Section 5.04 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.

(o)    Material Adverse Change.    Sky has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2001 that has had a Material Adverse Effect on Sky, except as described in the Sky SEC Documents.

(p)    Deposit Insurance.    The deposits of Sky Bank are insured by the FDIC in accordance with the FDIA, and Sky Bank has paid all assessments and filed all reports required by the FDIA.

(q)    Sky Off Balance Sheet Transactions.    Section 5.04(q) of Sky’s Disclosure Schedule sets forth a true and complete list of all affiliated Sky entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which Sky or any of its Subsidiaries or any officer or director of Sky or any of its Subsidiaries has an economic or management interest. Section 5.04(q) of Sky’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such Sky affiliated entity, on the one hand, and Sky, any of its Subsidiaries and any officer or director of Sky or any of its Subsidiaries, on the other hand, that are not reflected in the consolidated financial statements of Sky (each, a “Sky Off Balance Sheet Transaction”), along with the following information with respect to each such Sky Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Sky or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Sky or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Sky or any of its Subsidiaries.

(r)    Risk Management Instruments.    All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Sky’s own account, or for the account of one or more of Sky’s Subsidiaries (or any entity acquired by Sky) or their customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Sky or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Sky nor its Subsidiaries, nor to Sky’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s)    Allowance for Loan Losses.    The allowance for loan losses reflected on Sky’s Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably anticipated losses on outstanding loans.

ARTICLE VI

Covenants

6.01    Reasonable Best Efforts.    Subject to the terms and conditions of this Agreement, each of GLB and Sky agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

6.02    Shareholder Approval.    GLB agrees to take, in accordance with applicable law and the GLB Articles and GLB Code, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by GLB’s shareholders for consummation of the Merger (including any adjournment or postponement, the “GLB Meeting”), as promptly as practicable after the Registration Statement is declared effective. The GLB Board shall recommend that GLB’s shareholders adopt this Agreement at the GLB Meeting unless the GLB Board, after consultation with independent legal counsel, determines in good faith that it would constitute, or could reasonably be expected to constitute, a breach of its fiduciary duties under applicable Ohio law and GLB’s Articles.

6.03    Registration Statement.

(a)    Sky agrees to prepare pursuant to all applicable laws, rules and regulations a registration statement on Form S-4 (the “Registration Statement”) to be filed by Sky with the SEC in connection with the issuance of Sky Common Shares in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of GLB constituting a part thereof (the “Proxy Statement”) and all related documents). GLB agrees to cooperate, and to cause its Subsidiaries to cooperate, with Sky, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that GLB and its Subsidiaries have cooperated as required above, Sky agrees to file the Proxy Statement and the Registration Statement (together, the “Proxy Statement/Prospectus”) with the SEC as promptly as reasonably practicable. Each of GLB and Sky agrees to use all reasonable efforts to cause the Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Sky also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. GLB agrees to furnish to Sky all information concerning GLB, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b)    Each of GLB and Sky agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the GLB shareholders and at the time of the GLB Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement that, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or that will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of GLB and Sky further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c)    Sky agrees to advise GLB, promptly after Sky receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Sky Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04    Press Releases.    Each of GLB and Sky agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NASDAQ rules (in which event it shall give the other party such concurrent or advance notice thereof as is reasonably possible).

6.05    Access; Confidentiality.

(a)    Each party shall, upon reasonable notice and subject to applicable laws relating to the exchange of information, afford the other party and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as such party may reasonably request and, during such period, it shall furnish promptly to the other party (i) a copy of each material report, schedule and other document filed by it pursuant to federal or state securities or banking laws, and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request.

(b)    Each of GLB and Sky agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of GLB and Sky, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.05 shall not apply to information included in the Registration Statement or to be included in the Proxy Statement/Prospectus to be sent to the shareholders of GLB and Sky under Section 6.03. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all Information and documents obtained (as well as any other Information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such Information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing Information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c)    During the period from the date of this Agreement to the Effective Time, (i) GLB shall promptly furnish Sky with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available, and (ii) Sky shall promptly furnish GLB with copies of all monthly financial statements produced in the ordinary course of business as the same shall become available.

6.06    Acquisition Proposals.    GLB agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any Acquisition Proposal, except to the extent that the GLB Board, after consultation with independent legal counsel, determines in good faith that the failure to take such action would constitute, or could reasonably be expected to constitute, a breach of its fiduciary duties under applicable Ohio law and GLB’s Articles. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Sky with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. GLB shall promptly advise Sky following the receipt by GLB of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and advise Sky of any material developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

6.07    Affiliate Agreements.    Not later than the 15th day prior to the mailing of the Proxy Statement, GLB shall deliver to Sky a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the GLB Meeting, deemed to be an “affiliate” of GLB (each, a “GLB Affiliate”) as that term is used in Rule 145 under the Securities Act. GLB shall cause each person who may be deemed to be a GLB Affiliate to execute and deliver to GLB on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit B.

6.08    Takeover Laws.    No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.09    Certain Policies.    Prior to the Effective Date, GLB shall, consistent with GAAP and on a basis mutually satisfactory to it and Sky, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) as well as other management and operating policies and practices so as to be applied on a basis that is consistent with that of Sky. GLB’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 6.09.

6.10    NASDAQ Listing or Notification.    As required by NASDAQ, Sky shall file a NASDAQ Notification Form for Listing of Additional Shares and/or Change in the Number of Shares Outstanding, with respect to the shares of Sky Common Shares to be issued to the holders of GLB Shares in the Merger.

6.11    Regulatory Applications.

(a)    Sky and GLB and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare, within 45 days of the execution of this Agreement, all documentation and requests for regulatory approval, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. Each of Sky and GLB shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, all material written information submitted to any third party or any Governmental Authority or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities or Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)    Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party, Governmental Authority or Regulatory Authority.

6.12    Indemnification.

(a)    Following the Effective Date, Sky shall indemnify, defend and hold harmless the present and former directors, officers and employees of GLB and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent that GLB is permitted to indemnify (and advance expenses to) its directors, officers, and employees under the laws of the State of Ohio, the GLB Articles or the GLB Code as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under Ohio law, the GLB Articles or the GLB Code shall be made by independent counsel (which shall not be counsel that provides material services to Sky) selected by Sky and reasonably acceptable to such officer, director or employee.

(b)    For a period of three (3) years from the Effective Time, Sky shall procure directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of GLB or any of its Subsidiaries (determined as of the Effective Time) (as opposed to GLB) with respect to claims against such directors and officers arising from facts or events that occurred before the Effective Time, providing coverage at least as favorable as coverage contained in GLB’s current directors’ and officers’ liability coverage.

(c)    Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Sky thereof; provided that the failure so to notify shall not affect the obligations of Sky under Section 6.12(a) unless and to the extent that Sky is actually prejudiced as a result of such failure.

(d)    If Sky or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Sky shall assume the obligations set forth in this Section 6.12.

6.13    Opportunity of Employment; Employee Benefits.

(a)    Sky will make a good faith effort to provide the existing employees of GLB with the opportunity to continue as employees on the Effective Date, subject, however, to the right of Sky and its Subsidiaries, and the Bank, to terminate any such employees (i) for cause; or (ii) pursuant to procedures set forth in the

Sky Workforce Redesign Process previously disclosed to GLB; or (iii) pursuant to the implementation of Sky’s regional banking template; or (iv) to eliminate the redundancy of employment positions. Prior to the Effective Time, pursuant to and in accordance with specific directions from Sky, GLB agrees to issue, and cause the Bank to issue, Worker Adjustment and Retraining Act notices (so-called WARN notices) to employees of GLB and the Bank who Sky determines will not be employed on or after the Effective Time pursuant to the employment termination provisions of the foregoing sentence; provided, however, that any such WARN notices shall be (aa) for employment terminations on or after the Effective Time, and (bb) given to affected employees at least sixty (60) days in advance of their termination dates. It is understood and agreed that nothing in this Section 6.13 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under applicable law and said employees shall not be deemed to be third-party beneficiaries of this provision. Sky will honor GLB’s change of control agreements with Richard T. Flenner, Jr. and Jean Mihitsch that are identified in GLB’s Disclosure Schedule; provided, however, that Sky agrees that Richard T. Flenner, Jr.’s change of control agreement shall be amended prior to the Effective Time to define “Good Reason” as any reason specified by Richard T. Flenner, Jr. within nine (9) months following the change of control. Each existing GLB employee (except Richard T. Flenner, Jr. and Jean Mihitsch) who is not employed with Sky or one of its Subsidiaries (which shall include the Bank commencing on the Effective Date) for at least the first whole year following the Effective Date shall be payable by Sky in accordance with Sky’s standard severance policy for employees, with credit for years of GLB service (including years of service with GLB’s predecessors, including any entities merged into GLB or Bank with respect to which service no prior severance payments were made to such employees) and reduced by any amounts payable to such employees under GLB’s severance compensation program; and Sky also shall pay each such terminated employee for all unused vacation time as of the date of termination of employment, up to maximum of one year’s vacation time.

(b)    From and after the Effective Time, GLB employees shall continue to participate in the GLB employee benefit plans in effect at the Effective Time unless and until Sky, in its sole discretion, shall determine that GLB employees shall, subject to applicable eligibility requirements, participate in employee benefit plans of Sky and that all or some of the GLB plans shall be terminated or merged into certain employee benefit plans of Sky. GLB employees continuing to be employed by Sky shall receive credit for service at GLB for eligibility and vesting purposes under Sky’s employee benefit plans (but not for benefit calculation purposes), except as otherwise required by law or regulation. Any employees terminated by Sky shall be entitled to elect so-called “COBRA” in accordance with, and subject to, the provisions of Code Section 4980B(f). Each GLB employee shall be credited with years of GLB service (including years of service with GLB’s predecessors, to the same extent that GLB credited such service, including any entities merged into GLB or Bank) for purposes of eligibility and vesting in the employee benefit plans of Sky, and shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under GLB’s welfare plans immediately prior to the Effective Date, or to any waiting period relating to such coverage. If, after the Effective Date, Sky adopts a new plan or program for its employees or executives, then to the extent its employees or executives receive past service credits for any reason, Sky shall credit similarly-situated employees and executives of GLB with equivalent credit for service with GLB or its predecessors (including any entities merged into GLB or Bank), to the same extent that GLB credited service with its predecessors.

(c)    The covenants of this Section 6.13 shall survive the Merger.

6.14    Notification of Certain Matters.    Each of GLB and Sky shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

6.15    Dividend Coordination.    It is agreed by the parties hereto that they will cooperate to assure that as a result of the Parent Merger, during any applicable period, there shall not be a payment of both a Sky and an GLB dividend for GLB shareholders.

6.16    Tax Treatment.    Each of Sky and GLB agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the ability of GLB and its shareholders to characterize the Merger as a tax-free reorganization under Section 368(a) of the Code, and each of Sky and GLB agrees to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions which would adversely impact the ability for the Merger to be characterized as a tax-free reorganization under Section 368(a) of the Code.

6.17    No Breaches of Representations and Warranties.    Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of Sky and GLB will not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect in any material respect.

6.18    Consents.    Each of Sky and GLB shall use its best efforts to obtain any required consents to the transactions contemplated by this Agreement.

6.19    Insurance Coverage.    GLB shall cause the policies of insurance listed in the Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

6.20    Correction of Information.    Each of Sky and GLB shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided that no such corrections or supplementations by either party shall be deemed to either (i) amend any of the representations or warranties contained herein by, or the Disclosure Schedule of, that party or (ii) impair the right of either party to declare the other party to be in breach of any of its representations or warranties for purposes of Section 8.01(b) of this Agreement.

6.21    Supplemental Assurances.

(a)    On the date the Registration Statement becomes effective and on the Effective Date, GLB shall deliver to Sky a certificate signed by its principal executive officer and its principal financial officer to the effect, to such officers’ knowledge, that the information contained in the Registration Statement relating to the business and financial condition and affairs of GLB, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b)    On the date the Registration Statement becomes effective and on the Effective Date, Sky shall deliver to GLB a certificate signed by its chief executive officer and its chief financial officer to the effect, to such officers’ knowledge, that the Registration Statement (other than the information contained therein relating to the business and financial condition and affairs of GLB) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

6.22    Regulatory Matters.    Sky, GLB and each of their Subsidiaries shall cooperate and each of them agrees to use its reasonable best efforts to remediate any order, decree, agreement, memorandum of understanding or similar agreement by GLB or any of its Subsidiaries with, or a commitment letter, board resolution or similar submission by GLB or any of its Subsidiaries to, or supervisory letter from any Regulatory Authority to GLB or any of its Subsidiaries, to the satisfaction of such Regulatory Authority.

6.23    Regional Board Representation.    Sky shall select one representative from GLB to serve on Sky’s Regional Board of the Greater Cleveland Region, subject to the approval of the GLB Board.

ARTICLE VII

Conditions to Consummation of the Merger

7.01    Conditions to Each Party’s Obligation to Effect the Merger.    The respective obligation of each of Sky and GLB to consummate the Merger is subject to the fulfillment or written waiver by Sky and GLB prior to the Effective Time of each of the following conditions:

(a)    Shareholder Approval.    This Agreement shall have been duly adopted by the requisite vote of GLB’s shareholders.

(b)    Regulatory Approvals.    All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the Sky Board reasonably determines would either before or after the Effective Time have or will have a Material Adverse Effect on Sky and its Subsidiaries taken as a whole after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the Sky Board reasonably determines would either before or after the Effective Date be unduly burdensome.

(c)    No Injunction.    No Regulatory Authority or Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)    Blue Sky Approvals.    All permits and other authorizations under state securities laws necessary to consummate the transactions contemplated hereby and to issue the Sky Common Shares to be issued in the Merger shall have been received and be in full force and effect.

7.02    Conditions to Obligation of GLB.    The obligation of GLB to consummate the Merger is also subject to the fulfillment or written waiver by GLB prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties.    The representations and warranties of Sky set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and GLB shall have received a certificate, dated the Effective Date, signed on behalf of Sky by the Chief Executive Officer and the Chief Financial Officer of Sky to such effect.

(b)    Performance of Obligations of Sky.    Sky shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and GLB shall have received a certificate, dated the Effective Date, signed on behalf of Sky by the Chief Executive Officer and the Chief Financial Officer of Sky to such effect.

(c)    Tax Opinion.    GLB shall have received an opinion of Kohrman Jackson & Krantz P.L.L., dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by shareholders of GLB who receive Sky Common Shares in exchange for GLB Shares, other than the gain or loss to be recognized as to cash received in lieu of fractional share interests. In rendering its opinion, such counsel may require and rely upon representations contained in letters from GLB and Sky.

(d)    Opinion of Sky’s Counsel.    GLB shall have received an opinion of Squire, Sanders & Dempsey L.L.P., counsel to Sky, dated the Effective Date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) Sky is a corporation duly organized and in good standing under the laws of the State of Ohio, (ii) this Agreement has been duly executed by Sky and constitutes the binding obligation of Sky, enforceable in accordance with its terms against Sky, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing and Section 8(b)(6)(D) of the FDIA, (iii) that the Sky Common Shares to be issued as part of the Merger Consideration, when issued, shall be duly authorized, fully paid and non-assessable, and (iv) that, assuming approval of GLB’s shareholders, upon the filing of the Certificate of Merger with the OSS, the Parent Merger shall become effective.

7.03    Conditions to Obligation of Sky.    The obligation of Sky to consummate the Merger is also subject to the fulfillment or written waiver by Sky prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties.    The representations and warranties of GLB set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Sky shall have received a certificate, dated the Effective Date, signed on behalf of GLB by the Chief Executive Officer and the Chief Financial Officer of GLB to such effect.

(b)    Performance of Obligations of GLB.    GLB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Sky shall have received a certificate, dated the Effective Date, signed on behalf of GLB by the Chief Executive Officer and the Chief Financial Officer of GLB to such effect.

(c)    Opinion of GLB’s Counsel.    Sky shall have received an opinion of Kohrman Jackson & Krantz P.L.L., counsel to GLB, dated the Effective Date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) GLB is a corporation duly organized and in good standing under the laws of Ohio, (ii) this Agreement has been duly executed by GLB and constitutes binding obligations on GLB, enforceable in accordance with its terms against GLB, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing and Section 8(b)(6)(D) of the FDIA and (iii) that, assuming approval of GLB’s shareholders, upon the filing of the Certificate of Merger with the OSS, the Parent Merger shall become effective.

(d)    Affiliate Agreements.    Sky shall have received the agreements referred to in Section 6.07 from each GLB Affiliate.

(e)    Tax Opinion.    Sky shall have received an opinion of Squire, Sanders & Dempsey L.L.P., dated the Effective Date, in form and in substance reasonably acceptable to it, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in letters from GLB and Sky.

(f)    Director’s and Officer’s Liability Insurance.    Sky shall have purchased the director’s and officer’s liability insurance required by Section 6.12(b) of this Agreement.

(g)    Fairness Opinion.    The GLB Board shall have received the written opinion of a financial advisor satisfactory to the GLB Board to the effect that as of the date thereof the consideration to be received by the holders of GLB Shares in the Merger is fair to the holders of GLB Shares from a financial point of view (the “Fairness Opinion”).

ARTICLE VIII

Termination

8.01    Termination.    This Agreement may be terminated, and the Acquisition may be abandoned:

(a)    Mutual Consent.    At any time prior to the Effective Time, by the mutual consent of Sky and GLB, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b)    Breach.    At any time prior to the Effective Time, by Sky or GLB, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect. In the event of a breach by GLB of any representation, warranty, covenant or agreement contained herein, which breach cannot be or has not been cured within 30 days after giving written notice to GLB of such breach pursuant to this Section 8.01(b), Sky, at its option, in lieu of terminating this Agreement pursuant to this Section 8.01(b), may agree to an adjustment of the Exchange Ratio by an amount that is mutually acceptable to the Sky Board and the GLB Board.

(c)    Delay.    At any time prior to the Effective Time, by Sky or GLB, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by March 31, 2004, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d)    No Approval.    By GLB or Sky, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority or any of the Regulatory Authorities required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or Regulatory Authority; (ii) the GLB shareholders fail to adopt this Agreement at the GLB Meeting; or (iii) as of the Effective Date, any of the closing conditions have not been met as required by Article VII hereof.

(e)    Sky Common Shares.    By GLB, in the event that:

(i)    the Average NMS Closing Price (as defined below) of Sky Common Shares is less than $17.80; and

(ii)    (A) the number obtained by dividing the Average NMS Closing Price of Sky Common Shares by $22.25 is less than (B) the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and then multiplying the quotient in this clause (ii)(B) by .80.

For purposes of this Section 8.01(e), the following terms have the meanings indicated below:

“Average NMS Closing Price” shall mean the arithmetic mean of the NMS Closing Prices for the ten trading days immediately preceding the fifth trading day prior to the receipt of final federal regulatory approval of the Merger.

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the appropriate weight.

“Final Price,” with respect to any company belonging to the Index Group, means the arithmetic mean of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the same ten trading days used in calculating the Average NMS Closing Price of Sky Common Shares (i.e., the valuation date).

“Index Group” means the 25 financial institution holding companies listed on Exhibit B attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the date of the Agreement and ending on the valuation date for any such company to be acquired. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the date of this Agreement and ending on the valuation date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 25 financial institution holding companies and the weights attributed to them are listed on Exhibit B attached hereto.

“Initial Index Price” means the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the trading day immediately preceding the public announcement of the Agreement.

“NMS Closing Price” shall mean the price per share of the last sale of Sky Common Shares reported on the NASDAQ National Market System at the close of the trading day by the NASD.

Prior to GLB exercising its right of termination under this Section 8.01(e), in the event that both of the conditions specified in Sections 8.01(e)(i) and (ii) are met, Sky may, at its option (the “Fill Option”), for a period of ten business days commencing on the date the parties determine the conditions have been met, offer to distribute to GLB’s shareholders, in connection with the Merger Consideration, the number of shares of Sky Common Shares necessary for the Exchange Ratio to equal $17.80 divided by the Average NMS Closing Price of Sky Common Shares (the “Fill Offer”). Thereafter, for a period of ten business days, GLB shall have the opportunity to accept or reject the Fill Offer. If GLB elects to accept the Fill Offer, GLB shall provide written notice of its acceptance to Sky, whereupon no termination shall have occurred pursuant to this Section 8.01(e) and this Agreement shall remain in effect in accordance with its terms, except that the Merger Consideration shall have been so adjusted and any references in this Agreement to “Merger Consideration” and “Exchange Ratio” shall thereafter be deemed to refer to the Merger Consideration and Exchange Ratio after giving to any adjustment made pursuant to this Section 8.01(e). If GLB rejects the Fill Offer, GLB may terminate this Agreement in accordance with the provisions hereof. In the event Sky determines not to exercise the Fill Option, it will so advise GLB in writing, and thereafter, for a period of three business days GLB may exercise its right to terminate this Agreement pursuant to this Section 8.01(e).

If Sky or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the valuation date, the prices for the common stock of such company will be appropriately adjusted.

(f)    Other Transactions.    By GLB or by Sky, in the event that GLB receives an Acquisition Proposal pursuant to Section 6.06 hereof and enters into an agreement with respect to such Acquisition Proposal, subject however, to the payment by GLB of the termination fee specified in Section 8.03 hereof.

(g)    Fairness Opinion.    By July 30, 2003, GLB shall provide written notice to Sky of its receipt of the Fairness Opinion. If such notice is not provided by GLB to Sky by such date, then Sky shall have the right to terminate this Agreement through August 20, 2003. If GLB is unable, after employing its best efforts, to obtain the Fairness Opinion by August 15, 2003, then GLB shall have the right to terminate this Agreement through August 20, 2003.

8.02    Effect of Termination and Abandonment; Enforcement of Agreement.    In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Sections 8.03 and 9.01; and (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.

8.03    Termination Fee.    GLB shall pay to Sky a termination fee in the amount of $1,250,000 if:

(a)    (x) this Agreement is terminated by Sky pursuant to Section 8.01(b)(ii) or by Sky or GLB pursuant to Section 8.01(d)(ii) or Section 8.01(f); (y) after the date hereof and prior to any such termination, an Acquisition Proposal (including an Acquisition Proposal from a party that has previously made an Acquisition Proposal to GLB) with respect to GLB was commenced, publicly proposed or publicly disclosed; and (z) within 18 months after such termination, GLB shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated; or

(b)    after receiving an Acquisition Proposal, the GLB Board does not take action within the time period set forth in Section 8.01(c) to convene the GLB Meeting and recommend that GLB shareholders adopt this Agreement; and within 18 months after such receipt, GLB shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated.

Upon payment of the fee described in this Section 8.03, GLB shall have no further liability to Sky at law or in equity with respect to such termination under Section 8.01(b)(ii) or 8.01(d)(ii), or with respect to this Agreement.

8.04    Force Majeure.    Notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated as a result of a failure of a condition, which failure is due to a natural disaster or other act of God, or an act of war or terrorism, and provided no party has failed to observe the material obligations of such party under this Agreement, no party shall be obligated to pay to the other party to this Agreement any fees or expenses or otherwise be liable hereunder.

ARTICLE IX

Miscellaneous

9.01    Survival.    No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.05(b), 6.12, 6.13, 6.16 and this Article IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(b), 6.04, 6.05(b), 8.02, and this Article IX which shall survive such termination).

9.02    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the GLB Meeting, this Agreement may not be amended if it would violate Section 1701.78(G) of the OGCL or the federal securities laws.

9.03    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

9.04    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Ohio applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of federal law are applicable).

9.05    Expenses.    Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing and mailing expenses shall be shared equally between GLB and Sky. All fees to be paid to Regulatory Authorities and the SEC in connection with the transactions contemplated by this Agreement shall be borne by Sky.

9.06    Notices.    All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to GLB, to:

GLB Bancorp, Inc.

7001 Center Street

Mentor, Ohio 44060

Attn: Richard T. Flenner, Jr., President and CEO

Facsimile: 440-974-3016

With a copy to:

Kohrman Jackson & Krantz P.L.L.

One Cleveland Center, 20th Floor

1375 East Ninth Street

Cleveland, OH 44114

Attn: Marc C. Krantz, Esq.

Facsimile: (216) 621-6536

If to Sky, to:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, OH 43402

Attn: W. Granger Souder, Esq.

Facsimile: (419) 254-6345

with a copy to:

Squire, Sanders & Dempsey L.L.P.

4900 Key Tower

127 Public Square

Cleveland, OH 44114-1304

Attn: M. Patricia Oliver, Esq.

Facsimile: (216) 479-8776

9.07    Entire Understanding; No Third Party Beneficiaries.    This Agreement and all schedules and exhibits attached hereto, together with that certain voting agreement by and among Sky and certain GLB shareholders (an executed copy of which has been delivered to Sky prior to the execution of this Agreement), represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Except for Sections 3.01, 6.12 and 6.13 hereof, nothing in this Agreement, whether express or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08    Interpretation; Effect.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

9.09    Waiver of Jury Trial.    Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

GLB BANCORP, INC.

By:	/s/ RICHARD T. FLENNER, JR.

Name:	Richard T. Flenner, Jr.
Title:	President and CEO

SKY FINANCIAL GROUP, INC.

By:	/s/ MARTY E. ADAMS

Name:	Marty E. Adams
Title:	Chairman, President and CEO

Exhibit A

Form of GLB Affiliate Agreement

                    , 2003

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of GLB Bancorp, Inc. (“GLB”), as that term is defined for purposes of Paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended (the “Act”).

Pursuant to the terms of the Agreement and Plan of Merger by and between Sky Financial Group, Inc. (“Sky”) and GLB dated as of July 15, 2003 (the “Merger Agreement”), providing for the merger of GLB with and into Sky (the “Merger”), and as a result of the Merger, I may receive Sky common shares (“Sky Common Shares”) in exchange for GLB common shares (“GLB Common Shares”) owned by me at the Effective Time (as defined and determined pursuant to the Merger Agreement). This letter is being delivered pursuant to Section 6.07 of the Merger Agreement. I represent and warrant to Sky that in such event:

A.    I will not sell, assign or transfer the Sky Common Shares that I receive as aforesaid in violation of the Act or the Rules and Regulations.

B.    I have carefully read this letter and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Sky Common Shares, to the extent I feel necessary, with my counsel or counsel for GLB. I understand that Sky is relying on the representations I am making in this letter and I hereby agree to hold harmless and indemnify Sky and its officers and directors from and against any losses, claims, damages, expenses (including reasonable attorneys’ fees), or liabilities (“Losses”) to which Sky or any officer or director of Sky may become subject under the Act or otherwise as a result of the untruth, breach, or failure of such representations.

C.    I have been advised that the issuance of the Sky Financial Common Shares issued to me pursuant to the Merger will have been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that since I may be deemed to be an affiliate under the Rules and Regulations at the time the Merger was submitted for a vote of the shareholders of GLB, that the Sky Common Shares must be held by me indefinitely unless (i) my subsequent distribution of Sky Common Shares has been registered under the Act; (ii) a sale of the Sky Common Shares is made in conformity with the volume and other applicable limitations of a transaction permitted by Rule 145 promulgated by the Commission under the Act and as to which Sky has received satisfactory evidence of the compliance and conformity with said Rule, or (iii) a transaction in which, in the opinion of Squire, Sanders & Dempsey L.L.P. (or other counsel reasonably acceptable to Sky) or in accordance with a no-action letter from the Commission, some other exemption from registration is available with respect to any such proposed sale, transfer or other disposition of the Sky Common Shares.

D.    I also understand that stop transfer instructions will be given to Sky’s transfer agent with respect to any Sky Common Shares that I receive in the Merger and that there will be placed on the certificates for such Sky Common Shares, a legend stating in substance:

“The shares represented by this certificate have been issued or transferred to the registered holder as a result of a transaction to which Rule 145 under the Securities Act of 1933, as amended (the “Act”), applies. The shares represented by this certificate may not be sold, transferred or assigned, and the issuer shall not be required to give effect to any attempted sale, transfer or assignment, except pursuant to (i) an effective registration statement under the Act, (ii) a transaction permitted by Rule 145 and as to which the issuer has received reasonable and satisfactory evidence of compliance with the provisions of Rule 145, or (iii) a transaction in which, in the opinion of Squire, Sanders & Dempsey L.L.P. or other counsel satisfactory to the issuer or in accordance with a “no action” letter from the staff of the Securities and Exchange Commission, such shares are not required to be registered under the Act.”

It is understood and agreed that the legend set forth in Paragraph D above shall be promptly removed and any stop order instructions with respect thereto shall be canceled upon receipt of advice from Squire, Sanders & Dempsey L.L.P., or other counsel satisfactory to Sky, that such actions are appropriate under the then-existing circumstances. Such advice of Squire, Sanders & Dempsey L.L.P. shall be given promptly at no cost to such affiliate, upon receipt of reasonably satisfactory evidence of compliance with Rule 145.

Very truly yours,

Date: , 2003
(Name of Affiliate)

PLEASE PRINT YOUR NAME HERE:

Accepted this day of , 2003	SKY FINANCIAL GROUP, INC.

By

Marty E. Adams, Chairman, President and CEO

Exhibit B

Peer Group Commercial Financial Institutions for

Index pursuant to Section 8.01(e)

SKYF GLBK Merger Termination Triggers

			July 15		Recommended
	Company	Shares Outstanding	Share Price	Market Capitalization	GLBK Index Weighting
AMCORE Financial, Inc.	AMFI	24,849,209	24.30	603,835,779	1.1496%
Associated Banc-Corp.	ASBC	73,970,806	38.23	2,827,903,913	5.3838%
Banknorth Group, Inc.	BNK	163,881,000	26.87	4,403,482,470	8.3834%
Citizens Banking Company	CBCF	43,265,567	26.67	1,153,892,672	2.1968%
Commerce Bancshares, Inc.	CBSH	66,230,707	41.90	2,775,066,623	5.2832%
Charter One Financial, Inc.	CF	225,005,000	31.00	6,975,155,000	13.2794%
Community First Bankshares, Inc.	CFBX	38,447,050	28.13	1,081,515,517	2.0590%
First Commonwealth Financial Corporation	FCF	59,004,000	13.40	790,653,600	1.5053%
First Midwest Bancorp, Inc.	FMBI	46,598,763	29.77	1,387,245,175	2.6411%
FirstMerit Corporation	FMER	84,463,971	24.42	2,062,610,172	3.9268%
Fulton Financial Corporation	FULT	105,578,000	20.94	2,210,803,320	4.2090%
Huntington Banchares Incorporated	HBAN	228,628,958	20.25	4,629,736,400	8.8142%
NBT Bancorp, Inc.	NBTB	32,416,670	20.26	656,761,734	1.2504%
North Fork Bancorporation	NFB	156,658,000	35.60	5,577,024,800	10.6176%
Old National Bancorp	ONB	63,372,000	23.62	1,496,846,640	2.8497%
Provident Financial Group, Inc.	PFGI	48,765,906	28.21	1,375,686,208	2.6191%
Park National Corporation	PRK	13,754,789	114.25	1,571,484,643	2.9918%
Republic Bancorp, Inc.	RBNC	57,527,143	13.90	799,627,288	1.5223%
S&T Bancorp, Inc.	STBA	26,327,213	29.40	774,020,062	1.4736%
Susquehanna Bancshares, Inc.	SUSQ	39,675,183	24.89	987,515,305	1.8800%
TCF Financial Corporation	TCB	72,514,000	42.04	3,048,488,560	5.8038%
United Bankshares, Inc.	UBSI	41,647,132	29.75	1,239,002,177	2.3588%
UMB Financial Corporation	UMBF	21,754,485	44.29	963,506,141	1.8343%
Valley National Bancorp	VLY	93,733,000	27.84	2,609,526,720	4.9681%
WesBanco, Inc.	WSBC	20,181,516	26.00	524,719,416	0.9990%
Total				52,526,110,334	100.0000%

ANNEX B

July 25, 2003

Board of Directors

GLB Bancorp, Inc.

7001 Center Street

Mentor, Ohio 44060

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of GLB Bancorp, Inc. (“GLB” or the “Company”) of the Exchange Ratio provided for pursuant to the Agreement and Plan of Merger dated as of July 15, 2003 (the “Agreement”), by and between GLB and Sky Financial Group, Inc. (“Sky”). Pursuant to the terms of the Agreement, GLB will be merged with and into Sky (the “Merger”) and each outstanding share of common stock of GLB (excluding shares held by GLB shareholders who have perfected their dissenters rights) (the “Common Stock”) will be converted into .74 shares of common stock of Sky (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement.

Donnelly, Penman, French, Haggarty & Co. (“DPFH”) is an investment-banking firm of recognized standing. As part of our investment banking services, we are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for stock plans, corporate and other purposes. We are acting as financial advisor to GLB in connection with the Merger and will receive a fee from GLB for our services pursuant to the terms of our engagement letter with GLB, dated as of July 11, 2003 (the “Engagement Letter”).

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain publicly-available information for GLB and Sky, including each of the Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 2000, 2001 and 2002 and the quarterly report on Form 10-Q for the quarter ended March 31, 2003; (iii) reviewed the June 30, 2003 earnings releases for both GLB and Sky; (iv) reviewed certain information, including financial forecasts, relating to earnings, assets, liabilities and prospects of GLB furnished by senior management of GLB; (iv) reviewed with senior management of GLB and Sky the amount and timing of the cost savings and other synergies expected to result from the Merger (“Expected Synergies”) furnished by senior management of GLB and Sky; (v) reviewed with senior management of Sky the current consensus earnings estimate for fiscal 2003 and 2004; as well as guidance as to expected earnings growth rates beyond 2004 deemed reasonable by Sky; (v) reviewed internal management estimates of GLB as to the future financial performance of GLB; (vi) engaged in discussions with members of the management of each of GLB and Sky concerning the historical and current business operations, financial conditions and prospects of GLB and Sky and such other matters as we deemed relevant; (vii) reviewed the financial condition of GLB and Sky as compared to the financial conditions of certain other financial institutions that we deemed comparable; (viii) reviewed the financial terms of the Merger as compared to the financial terms of selected other business combinations that we deemed comparable; (ix) performed various valuation analysis including discounted cash flow and comparable companies; and (x) reviewed such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of our opinion.

In conducting our review and arriving at our opinion, as contemplated under the terms of our engagement by GLB, we, with the consent of GLB, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by GLB and Sky, respectively. Additionally, we relied without independent investigation, upon the accuracy and completeness of all publicly available information. DPFH did not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. DPFH has further relied upon the assurance of management of GLB that they are unaware of any facts that would make the information provided by or available to GLB incomplete or misleading in any respect. With respect to the financial forecast information and Expected Synergies reviewed and discussed with us by GLB or Sky, we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of the senior management of GLB and Sky as to the expected future financial performance of GLB, Sky or the combined entity, as the case may be. GLB and Sky’s management teams have undertaken and agreed to advise us promptly if any information previously provided has become inaccurate or is required to be updated during the period of our review. In addition, we have assumed the Merger will be consummated in accordance with the terms set forth in the Agreement.

No limitations were imposed by GLB on DPFH on the scope of DPFH’s investigation or the procedures to be followed by DPFH in rendering this opinion. Other than as set forth in this letter, DPFH was not requested to and did not make any recommendation to GLB’s board of directors as to the form or amount of the consideration to be paid to GLB or its shareholders, which was determined through arms length negotiations between GLB and SKY. DPFH was not requested to and did not solicit or analyze other offers for GLB. DPFH was not requested to opine as to, and this opinion does not address, GLB’s underlying business decision to proceed with or effect the Merger or the relative merits of the Merger compared to any alternative transaction that might be available to GLB. As a result of DPFH’s role, no fiduciary duty shall be deemed to have been created on the part of DPFH to GLB or its board of directors, other than with respect to the opinion as set forth herein.

DPFH did not make or obtain any independent evaluation, valuation or appraisal of the assets or liabilities of GLB or Sky, nor were we furnished with such materials. DPFH has not reviewed any individual credit files of GLB or Sky and has assumed, without independent verification, that the aggregate allowances for credit losses for GLB and Sky are adequate to cover such losses. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and have been evaluated by us on the date of our opinion. We do not have any obligation to update our opinion, unless requested by GLB in writing to do so, and we expressly disclaim any responsibility to do so in the absence of any such written request. Our services to GLB in connection with the Merger have been comprised solely of financial advisory services, as described in the Engagement Letter.

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of GLB. Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No company or merger utilized in our analyses was identical to GLB, Sky or the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of GLB or companies to which it is being compared. None of the analyses performed by us was assigned a greater significance than any other.

We hereby consent to the reference to our opinion in the prospectus and proxy statement relating to the shares of common stock of GLB to be issued pursuant to the Agreement and to the inclusion of the foregoing opinion in the prospectus and proxy statement relating to the meeting of stockholders of GLB. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder. Further, we express no view as to the price or trading range for shares of the common stock of Sky following the consummation of the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of July 25, 2003, the Exchange Ratio as contained in the Agreement is fair, from a financial point of view, to the shareholders of GLB.

Very truly yours,

/s/ Donnelly, Penman, French, Haggarty & Co.

Donnelly, Penman, French, Haggarty & Co.

ANNEX C

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into on July 15, 2003, by and among SKY FINANCIAL GROUP, INC., a financial holding company and an Ohio corporation (“Sky”), and STEVEN A. CALABRESE, a resident of the State of Ohio, CCAG LIMITED, an Ohio limited partnership, RC ENTERPRISES I, an Ohio partnership, RC ENTERPRISES II, an Ohio partnership, UMBERTO P. FEDELI, a resident of the State of Ohio, the RICHARD M. OSBORNE TRUST, an Ohio trust, TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company, and RICHARD M. OSBORNE, a resident of the State of Ohio (collectively, the “Control Shareholders”).

WHEREAS, the Control Shareholders own a total of 785,636 Common Shares, without par value (the “Common Shares”), of GLB Bancorp, Inc., an Ohio corporation and a one-bank holding company that owns all of the outstanding common stock of Great Lakes Bank (“GLB”) (all shares of such stock now owned and which may hereafter be acquired by the Control Shareholders prior to the termination of this Agreement shall be referred to herein as the “Control Shares”); and

WHEREAS, Sky and GLB propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, that GLB will merge with and into Sky pursuant to the Merger (this and other capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1

Voting of Control Shares

1.1    Voting Agreement.    Each of the Control Shareholders hereby agrees that during the time this Agreement is in effect, at any meeting of the shareholders of GLB, however called, and in any action by consent of the shareholders of GLB, they shall vote their Control Shares: (i) in favor of the Merger and the Merger Agreement (as amended from time to time) and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between GLB and any person or entity other than Sky, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GLB under the Merger Agreement or that would result in any of the conditions to the obligations of GLB under the Merger Agreement not being fulfilled.

ARTICLE 2

Representations and Warranties

Each of the Control Shareholders hereby represent and warrant to Sky as follows:

2.1    Authority Relative to this Agreement.    Each of them has all necessary power and authority or capacity, as the case may be, to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by the Control Shareholders and constitutes a legal, valid and binding obligation of them, enforceable against the Control Shareholders in accordance with its terms.

2.2    No Conflict.

(a)    The execution and delivery of this Agreement by the Control Shareholders do not, and the performance of this Agreement by them will not (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to them or by which the Control Shares are bound, or (ii) result in any breach of or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Control Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any such Control Shareholder is a party or by which any such Control Shareholder or any Control Shares are bound, except, in the case of clauses (i) and (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by any Control Shareholder of his, her or its obligations under this Agreement.

(b)    The execution and delivery of this Agreement by the Control Shareholders do not, and the performance of this Agreement by them will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body.

2.3    Title to the Control Shares.    Each Control Shareholder is the owner of the number and class of Control Shares specified on Exhibit A hereto, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever except as otherwise specified on Exhibit A. No Control Shareholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Control Shares. Each Control Shareholder has sole voting power with respect to his, her or its Control Shares except as otherwise specified on Exhibit A.

ARTICLE 3

Miscellaneous

3.1    Termination.    This Agreement shall terminate on the earlier to occur of (i) the date of consummation of the Merger and (ii) the date of termination of the Merger Agreement for any reason whatsoever.

3.2    Specific Performance.    The Control Shareholders agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that Sky shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

3.3    Entire Agreement.    This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings with respect to the subject matter hereof.

3.4    Amendment.    This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

3.5    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

3.6    Governing Law.    This Agreement shall be governed by and construed in accordance with the law of the State of Ohio.

3.7    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

3.8    Assignments.    This Agreement shall not be assigned by operation of law or otherwise.

3.9    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day first written above.

“CONTROL SHAREHOLDERS”	“SKY” SKY FINANCIAL GROUP, INC.

/s/ STEVEN A. CALABRESE	/s/ MARTY E. ADAMS
STEVEN A. CALABRESE	By:	Marty E. Adams

	Its:	Chairman, President and CEO

CCAG LIMITED

By: TGF, Inc., general partner

By:	/s/ STEVEN A. CALABRESE

Steven A. Calabrese, President

RC ENTERPRISES I

By:	/S/ STEVEN A. CALABRESE

Steven A. Calabrese, Managing Partner

RC ENTERPRISES II

By:	/s/ STEVEN A. CALABRESE

Steven A. Calabrese, Managing Partner

/s/ UMBERTO P. FEDELI
UMBERTO P. FEDELI

RICHARD M. OSBORNE TRUST

By:	/s/ RICHARD M. OSBORNE

Richard M. Osborne, Trustee

TURKEY VULTURE FUND XIII, LTD.

By:	/s/ RICHARD M. OSBORNE

Richard M. Osborne, Manager

/s/ RICHARD M. OSBORNE
RICHARD M. OSBORNE

EXHIBIT A

Name	Common Shares
Steven A. Calabrese	46,384
CCAG Limited	66,640
RC Enterprises I	37,416
RC Enterprises II	0
Umberto P. Fedeli	204,270
Richard M. Osborne Trust	212,938	*
Turkey Vulture Fund XIII, Ltd.	217,988	**
Richard M. Osborne	0
Total:	785,636

*	Some of these shares are pledged as collateral security for the repayment of a loan from Huntington Bank. To the extent there is a default on the loan, the lender may have the right to vote 175,950 shares.

**	All of these shares are pledged as collateral security for the repayment of a loan to the Richard M. Osborne Trust from Huntington Bank. To the extent there is a default on the loan, the lender may have the right to vote these shares.

ANNEX D

Dissenters’ Rights under Sections 1701.84 and 1701.85

of the Ohio Revised Code

Section 1701.84    Persons Entitled to Relief as Dissenting Shareholders.

The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

(A)    Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.781, 1701.79, 1701.791, or 1701.801 of the Revised Code;

(B)    In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 or 1701.781 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

(C)    Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

(D)    In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;

(E)    Shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged pursuant to section 1701.801 of the Revised Code.

Section 1701.85    Dissenting Shareholder’s Demand for Fair Cash Value of Shares.

(A)(1)    A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2)    If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3)    The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4)    In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

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(5)    If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B)    Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case

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of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C)    If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1)    The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a)    The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b)    The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c)    The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d)    The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2)    For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E)    From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

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